October 29, 2009

VIA FACSIMILE, U.S. MAIL AND EDGAR CORRESPONDENCE

Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Global Clean Energy Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 000-12627

Dear Ms. Jenkins:

This letter will respond to the Staff’s letter of comments, dated October 15, 2009, to Global Clean Energy Holdings, Inc. (“Company”) regarding additional comments to the Company’s above-referenced report. Our responses correspond to the numbers you placed adjacent to your comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page F-2

 1.           As the Staff has noted, the consolidated financial statements include the cumulative amounts from the inception of the development stage, in connection with the discontinuance of the bio-pharmaceutical operations. The cumulative information is now marked as “unaudited” and the associated audit report has been revised in accordance with the accommodation granted by the Commission. Please see the revised financial statements attached hereto as Exhibit A, which financial statements have been marked to show the changes we propose to make.

Bruce K. Nelson Chief Financial Officer	6033 W. Century Boulevard Suite 895 Los Angeles, California 90045	Telephone: 310.641.4234 Email: bnelson@gceholdings.com Web: www.gceholdings.com

Notes to Consolidated Financial Statements

Note A- Organization and Significant Accounting Policies

Principles of Consolidation, page F-8

2.         As the Staff has noted, our analysis concluded that GCE Mexico and Asideros are variable interest entities. In the accompanying financial statements, the financial statements of GCE Mexico and Asideros are consolidated.  As has been explained in our previous correspondence to the Staff, the financial statements of Asideros had been included in our consolidated financial statements as originally filed.  We have clarified in Note A, Principles of Consolidation, that the Company is the primary beneficiary of Asideros and that the financial statements of Asideros have been consolidated in accordance with FIN46(R).   We have also clarified in Note A, Principles of Consolidation, that the Company is the primary beneficiary of GCE Mexico and that the financial statements of GCE Mexico have been consolidated in accordance with FIN46(R).   However, in response to the Staff’s comment, we point out that GCE Mexico has functioned as a pass-through entity in that the preferred members made their investment in GCE Mexico, and simultaneously GCE Mexico made its investment in Asideros.  At December 31, 2008, GCE Mexico has no assets apart from its investment in Asidero, no liabilities (except as discussed in the following sentence),  and no  contingent liabilities.  GCE Mexico has the obligation to pay a “preferred return” of 12% of their investment to the preferred members.  Based on the expectation that this obligation would be paid from distributable cash of the consolidated entity, when available, a liability was reported in the consolidated financial statements as originally filed.  At December 31, 2008, the amount of the “Accrued Return on Minority Interest” was $138,014.  In summary, all assets and liabilities of Asideros and GCE Mexico have been reported on a consolidated basis in the financial statements as originally filed.  We believe that in the footnotes to the accompanying consolidated financial statements, these factors have been clarified to better disclose a) the accounting for Asideros and GCE Mexico (that they are variable interest entities and have been consolidated); b) all assets and liabilities of the group; c) the nature of the operations of the group; and d) the rights and obligations of both the Company and of the Minority Interests.

Exhibits

3.            As requested, the operating agreement for GCE Mexico and the English translation of the Articles of Incorporation (and By-Laws) of Asideros are attached as Exhibits B and C.

*    *    *    *    *

As requested by the Staff, we hereby acknowledge that:

•	This Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter to the undersigned at (310) 641-4234.

Sincerely yours,

GLOBAL CLEAN ENERGY HOLDINGS, INC.

/s/ BRUCE NELSON
Bruce Nelson,
Chief Financial Officer

Bruce K. Nelson Chief Financial Officer	6033 W. Century Boulevard Suite 895 Los Angeles, California 90045	Telephone: 310.641.4234 Email: bnelson@gceholdings.com Web: www.gceholdings.com

Enclosures

cc:	Mr. Richard Palmer (w/enclosures)
Mr. David Walker (w/enclosures)
Mr. Scott Gilderman,CPA (w/enclosures)
Mr. Craig Allen, CPA(w/enclosures)
Mr. Mark Andersen, CPA (w/enclosures)
Ms. Alawna Echols , CPA (w/enclosures)
Istvan Benko, Esq. (w/enclosures)

Bruce K. Nelson Chief Financial Officer	6033 W. Century Boulevard Suite 895 Los Angeles, California 90045	Telephone: 310.641.4234 Email: bnelson@gceholdings.com Web: www.gceholdings.com

 HANSEN, BARNETT & MAXWELL, P.C.
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
AND
BUSINESS CONSULTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com
Registered with the Public Company Accounting Oversight Board A Member of the Forum of Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Global Clean Energy Holdings, Inc.
Los Angeles, CA

We have audited the accompanying consolidated balance sheets of Global Clean Energy Holdings, Inc. and subsidiaries (a development stage company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Clean Energy Holdings, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise previously engaged in developing bio-pharmaceutical research and currently developing bio-diesel fuels.  As discussed in Note B to the financial statements, the stockholders’ deficit and the operating losses since inception raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans concerning these matters are also described in Note B.  The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ HANSEN, BARNETT & MAXWELL, P.C.
HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
April 14, 2009

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2008	2007

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$291,309	$805,338
Subscription receivable	-	75,000
Other current assets	131,715	51,073
Total Current Assets	423,024	931,411

PROPERTY AND EQUIPMENT
Land	2,051,282	-
Plantation development costs	2,117,061	308,777
Plantation equipment	509,037	-
Office equipment	10,993	1,127
	4,688,373	309,904
Less accumulated depreciation	(22,296)	(563)
	4,666,077	309,341

OTHER ASSETS	2,691	-

TOTAL ASSETS	$5,091,792	$1,240,752

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable	$1,890,999	$1,656,292
Accrued payroll and payroll taxes	1,158,808	950,971
Accrued interest payable	522,097	300,651
Accrued return on minority interest	138,014	-
Secured promissory note	460,000	250,000
Notes payable to shareholders	56,000	56,000
Convertible notes payable	193,200	193,200
Research and development obligation	2,607,945	2,701,555
Financial instrument	-	2,166,514
Total Current Liabilities	7,027,063	8,275,183

MORTGAGE NOTE PAYABLE	2,051,282	-

MINORITY INTEREST	1,962,022	-

STOCKHOLDERS' DEFICIT
Preferred stock - no par value; 50,000,000 shares authorized
Series A, convertible; zero and 28,928 shares issued and outstanding, respectively (aggregate liquidation preference of $0 and $2,892,800, respectively)	-	514,612
Series B, convertible; 13,000 shares issued or subscribed (aggregate liquidation preference of $1,300,000)	1,290,735	1,290,735
Common stock, no par value; 500,000,000 shares authorized; 224,813,819 and 174,838,967 shares issued and outstanding, respectively	17,634,474	16,526,570
Additional paid-in capital	3,672,724	1,472,598
Deficit accumulated prior to the development stage	(1,399,577)	(1,399,577)
Deficit accumulated during the development stage	(27,146,931)	(25,439,369)
Total Stockholders' Deficit	(5,948,575)	(7,034,431)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$5,091,792	$1,240,752

See Notes to Consolidated Financial Statements

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS

			From Inception of
			the Development Stage
	For the Years Ended		on November 20, 1991
	December 31,		through
	2008	2007	December 31, 2008
			(Unaudited)
Operating Expenses
General and administrative	$1,828,727	$2,949,885	$9,729,285
Research and development	-	986,584	986,584

Loss from Operations	(1,828,727)	(3,936,469)	(10,715,869)

Other Income (Expenses)
Unrealized gain (loss) on financial instrument	5,469	(147,636)	4,722,632
Interest income	4,310	4,441	66,915
Interest expense	(234,470)	(51,929)	(1,472,019)
Interest expense from amortization of discount on secured promissory note	(36,369)	(250,000)	(286,369)
Gain on debt restructuring	-	485,137	2,524,787
Other income	-	-	906,485

Total Other Income (Expenses)	(261,060)	40,013	6,462,431

Loss from Continuing Operations Before Minority Interest in Net Loss	(2,089,787)	(3,896,456)	(4,253,438)

Minority interest in net loss	315,115	-	315,115

Loss from Continuing Operations	(1,774,672)	(3,896,456)	(3,938,323)

Income (Loss) from Discontinued Operations (net of gain on disposal of MDI-P of $258,809 in 2007)	67,110	(518,428)	(22,516,409)

Net Loss	(1,707,562)	(4,414,884)	(26,454,732)

Preferred stock dividend from beneficial conversion feature	-	-	(692,199)

Net Loss Applicable to Common Shareholders	$(1,707,562)	$(4,414,884)	$(27,146,931)

Basic and Diluted Loss per Common Share:
Loss from Continuing Operations	$(0.009)	$(0.029)
Income (Loss) from Discontinued Operations	$0.001	$(0.004)

Net loss	$(0.008)	$(0.033)

Basic and Diluted Weighted-Average Common Shares Outstanding	207,895,116	134,707,205

See Notes to Consolidated Financial Statements

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
Period From November 20, 1991 (Date of Inception of the Development Stage) through December 31, 2008

								Accumulated	Deficit
								Deficit	Accumulated
							Additional	Prior to	During the	Escrow/
	Preferred Stock – Series A		Preferred Stock – Series B		Common stock		Paid in	Development	Development	Subscription
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stage	Stage	Receivables	Total

Balance at October 31, 1991	-	$-	-	$-	1,750,000	$252,997	$-	$(1,482,514)	$-	$-	$(1,229,517)

Restatement for reverse acquisition of WPI Pharmaceutical, Inc. by Medical Discoveries, Inc.	-	-	-	-	-	(252,997)	-	252,997	-	-	-

Shares issued in merger of WPI Pharmaceutical, Inc.
Medical Discoveries, Inc., $0.01 per share	-	-	-	-	10,000,000	135,000	-	(170,060)	-	-	(35,060)

Balance at November 20, 1991 (Date of Inception of Development Stage)	-	-	-	-	11,750,000	135,000	-	(1,399,577)	-	-	(1,264,577)

Issuance of common stock for:
Cash
1992 - $0.50 per share	-	-	-	-	200,000	100,000	-	-	-	-	100,000
1992 - $1.50 per share	-	-	-	-	40,000	60,000	-	-	-	-	60,000
1993 - $0.97 per share	-	-	-	-	542,917	528,500	-	-	-	-	528,500
1994 - $1.20 per share	-	-	-	-	617,237	739,500	-	-	-	-	739,500
1995 - $0.67 per share	-	-	-	-	424,732	283,200	-	-	-	-	283,200
1996 - $0.66 per share	-	-	-	-	962,868	635,000	-	-	-	(60,000)	575,000
1997 - $0.43 per share	-	-	-	-	311,538	135,000	-	-	-	60,000	195,000
1998 - $0.29 per share	-	-	-	-	2,236,928	650,000	-	-	-	-	650,000
1999 - $0.15 per share	-	-	-	-	13,334	2,000	-	-	-	-	2,000
2001 - $0.15 per share	-	-	-	-	660,000	99,000	-	-	-	-	99,000
2003 - $0.04 per share	-	-	-	-	20,162,500	790,300	-	-	-	-	790,300
2004 - $0.09 per share	-	-	-	-	20,138,024	1,813,186	-	-	-	-	1,813,186
2005 - $0.18 per share	-	-	-	-	1,922,222	281,926	-	-	-	-	281,926
Services and Interest
1992 - $0.50 per share	-	-	-	-	500,000	250,000	-	-	-	-	250,000
1993 - $0.51 per share	-	-	-	-	251,450	127,900	-	-	-	-	127,900
1993 - $0.50 per share	-	-	-	-	800,000	400,000	-	-	-	-	400,000
1994 - $1.00 per share	-	-	-	-	239,675	239,675	-	-	-	-	239,675
1995 - $0.39 per share	-	-	-	-	4,333,547	1,683,846	-	-	-	(584,860)	1,098,986
1996 - $0.65 per share	-	-	-	-	156,539	101,550	-	-	-	-	101,550
1997 - $0.29 per share	-	-	-	-	12,500	3,625	-	-	-	-	3,625
1998 - $0.16 per share	-	-	-	-	683,000	110,750	-	-	-	-	110,750
1999 - $0.30 per share	-	-	-	-	100,000	30,000	-	-	-	-	30,000
2001 - $0.14 per share	-	-	-	-	1,971,496	284,689	-	-	-	-	284,689
2002 - $0.11 per share	-	-	-	-	2,956,733	332,236	-	-	-	-	332,236
2003 - $0.04 per share	-	-	-	-	694,739	43,395	-	-	-	-	43,395
2004 - $0.06 per share	-	-	-	-	1,189,465	66,501	-	-	-	-	66,501
2005 - $0.18 per share	-	-	-	-	104,167	11,312	-	-	-	-	11,312
2006 - $0.18 per share	-	-	-	-	435,556	78,400	-	-	-	-	78,400
Conversion of Debt
1996 - $0.78 per share					239,458	186,958	-	-	-	-	186,958
1997 - $0.25 per share	-	-	-	-	100,000	25,000	-	-	-	-	25,000
1998 - $0.20 per share	-	-	-	-	283,400	56,680	-	-	-	-	56,680
2002 - $0.03 per share	-	-	-	-	17,935,206	583,500	-	-	-	-	583,500
2004 - $0.07 per share	-	-	-	-	9,875,951	650,468	-	-	-	-	650,468
Conversion of preferred stock to common stock, 2006	(7,580)	(8,722)	-	-	10,242,424	8,722	-	-	-	-	-
Other Issuances
1993 -License - $0.50 share	-	-	-	-	2,000,000	1,000,000	-	-	-	-	1,000,000
1997 - Settlement of contract	-	-	-	-	800,000	200,000	-	-	-	-	200,000
1998 - Issuance of common stock from exercise of warrants, $0.001 per share	-	-	-	-	200,000	200	-	-	-	-	200
2000 - Reversal of shares issued	-	-	-	-	(81,538)	-	-	-	-	-	-
Escrow and Subscription Receivables
1996 - Common stock canceled -$0.34 per share	-	-	-	-	(1,400,000)	(472,360)	-	-	-	472,360	-
2000 - Issuance for escrow receivable -$0.09 per share	-	-	-	-	5,500,000	500,000	-	-	-	(500,000)	-
2000 - Write-off of subscription receivable	-	-	-	-	-	-	-	-	-	112,500	112,500
2000 - Research and development costs	-	-	-	-	-	-	-	-	-	115,400	115,400
2001 - Research and development costs	-	-	-	-	-	-	-	-	-	132,300	132,300
2001 - Operating expenses	-	-	-	-	-	-	-	-	-	25,000	25,000
2004 - Termination of escrow agreement	-	-	-	-	(2,356,200)	(227,300)	-	-	-	227,300	-

(Continued)

See Notes to Consolidated Financial Statements

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT - (Continued)
Period From November 20, 1991 (Date of Inception of the Development Stage) through December 31, 2008

								Accumulated	Deficit
								Deficit	Accumulated
							Additional	Prior to	During the	Escrow/
	Preferred Stock Series A		Preferred Stock - Series B		Common stock		Paid in	Development	Development	Subscription
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stage	Stage	Receivables	Total

Balance carried forward	(7,580)	$(8,722)	-	$-	117,749,868	$12,528,359	$-	$(1,399,577)	$-	$-	$11,120,060

Exercise of Options and Warrants
1997 - $0.25 per share	-	-	-	-	87,836	21,959	-	-	-	-	21,959
1999 - Waived option price $0.14 per share	-	-	-	-	170,000	24,000	-	-	-	-	24,000
Value of Options Issued for Services
1998	-	-	-	-	-	2,336,303	-	-	-	-	2,336,303
1999	-	-	-	-	-	196,587	-	-	-	-	196,587
2001	-	-	-	-	-	-	159,405	-	-	-	159,405
2002	-	-	-	-	-	-	124,958	-	-	-	124,958
2003	-	-	-	-	-	-	295,000	-	-	-	295,000
2004	-	-	-	-	-	-	1,675,000	-	-	-	1,675,000
2006	-	-	-	-	-	-	67,350	-	-	-	67,350
Other
1994 – Cash contributed	-	-	-	-	-	102,964	-	-	-	-	102,964
1995 - Issuance of common stock option to satisfy debt restructuring	-	-	-	-	-	20,000	-	-	-	-	20,000
2004 - Issuance of preferred stock and warrants for cash	12,000	523,334	-	-	350,000	68,845	477,821	-	-	-	1,070,000
2004 - Convertible preferred stock beneficial conversion dividend	-	-	-	-	-	-	692,199	-	(692,199)	-	-
2005 - Issuance of preferred stock and warrants for cash	30,000	-	-	-	-	-	-	-	-	-	-
2005 - Reclassification of warrants to a financial instrument	-	-	-	-	-	-	(2,435,713)	-	-	-	(2,435,713)
Net loss from inception through December 31, 2006	-	-	-	-	-	-	-	-	(20,332,286)	-	(20,332,286)

Balance at December 31, 2006 (Unaudited)	34,420	514,612	-	-	118,357,704	15,299,017	1,056,020	(1,399,577)	(21,024,485)	-	(5,554,413)

Issuance of common stock for Global Clean Energy Holdings, LLC	-	-	-	-	36,540,146	986,584	-	-	-	-	986,584
Issuance of Series B preferred stock for cash, net of offering costs	-	-	13,000	1,290,735	-	-	-	-	-	-	1,290,735
Conversion of preferred stock to common stock	(5,492)	-	-	-	10,983,521	-	-	-	-	-	-
Share-based compensation from issuance of options	-	-	-	-	-	-	29,652	-	-	-	29,652
Share-based compensation from issuance of common stock, $0.027 per share	-	-	-	-	4,357,298	117,647	-	-	-	-	117,647
Amortization of share-based compensation for common stock held in escrow	-	-	-	-	-	-	510,248	-	-	-	510,248
Release of escrowed shares upon satisfaction of underlying milestones	-	-	-	-	4,567,518	123,322	(123,322)	-	-	-	-
Adjustment of outstanding shares	-	-	-	-	32,780	-	-	-	-	-	-
Net loss for the year ended December 31, 2007	-	-	-	-	-	-	-	-	(4,414,884)	-	(4,414,884)

Balance at December 31, 2007	28,928	514,612	13,000	1,290,735	174,838,967	16,526,570	1,472,598	(1,399,577)	(25,439,369)	-	(7,034,431)
Reclassification of financial instrument to equity	-	-	-	-	-	-	2,161,045	-	-	-	2,161,045
Exchange of Series A preferred stock for common stock	(28,928)	(514,612)	-	-	28,927,000	514,612	-	-	-	-	-
Issuance of common stock for cash at $0.036 per share	-	-	-	-	2,777,778	100,000	-	-	-	-	100,000
Issuance of warrants in satisfaction of accounts
payable and amendment of note payable	-	-	-	-	-	-	160,934	-	-	-	160,934
Share-based compensation from issuance of options	-	-	-	-	-	-	184,146	-	-	-	184,146
Amortization of share-based compensation for common stock held in escrow	-	-	-	-	-	-	187,293	-	-	-	187,293
Release of escrowed shares upon satisfaction of underlying milestones	-	-	-	-	18,270,074	493,292	(493,292)	-	-	-	-
Net loss for the year ended December 31, 2008	-	-	-	-	-	-	-	-	(1,707,562)	-	(1,707,562)

Balance at December 31, 2008	-	$-	13,000	$1,290,735	224,813,819	$17,634,474	$3,672,724	$(1,399,577)	$(27,146,931)	$-	$(5,948,575)

See Notes to Consolidated Financial Statements

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

			From Inception of
			the Development Stage
	For the Years Ended		on November 20, 1991
	December 31,		through
	2008	2007	December 31, 2008
			(Unaudited)
Cash Flows From Operating Activities
Net loss	$(1,707,562)	$(4,414,884)	$(26,454,732)
Adjustments to reconcile net loss to net cash used in operating activities
Foreign currency transaction loss (gain)	(107,369)	296,370	250,022
Gain on debt restructuring	-	(485,137)	(2,524,787)
Share-based compensation for services, expenses, litigation, and research and development	371,439	3,118,021	12,714,180
Commitment for research and development obligation	-	-	2,378,445
Depreciation	1,365	10,494	139,031
Reduction of escrow receivable from research and development	-	-	272,700
Unrealized loss (gain) on financial instrument	(5,469)	147,636	(4,722,632)
Interest expense from amortization of discount on secured promissory note	36,369	250,000	286,369
Minority interest in net loss	(315,115)	-	(315,115)
Reduction of legal costs	-	-	(130,000)
Write-off of subscriptions receivable	-	-	112,500
Impairment loss on assets	-	-	9,709
Gain on disposal of assets, net of losses	-	(258,809)	(228,445)
Write-off of receivable	-	-	562,240
Note payable issued for litigation	-	-	385,000
Changes in operating assets and liabilities
Accounts receivable	-	-	(7,529)
Other current assets	(80,642)	(51,073)	(131,715)
Accounts payable and accrued expenses	802,314	678,104	5,020,326
Net Cash Used in Operating Activities	(1,004,670)	(709,278)	(12,384,433)
Cash Flows From Investing Activities
Plantation development costs	(1,787,916)	(308,777)	(2,096,693)
Purchase of property and equipment	(518,903)	-	(740,237)
Proceeds from disposal of assets	-	310,000	310,000
Change in deposits	(2,691)	-	(53,791)
Issuance of note receivable	-	-	(313,170)
Payments received on note receivable	-	-	130,000
Net Cash Provided by (Used in) Investing Activities	(2,309,510)	1,223	(2,763,891)
Cash Flows From Financing Activities
Proceeds from common stock, preferred stock, and warrants for cash	175,000	1,215,735	11,424,580
Proceeds from issuance of preferred membership in GCE Mexico I, LLC	2,415,151	-	2,415,151
Contributed equity	-	-	131,374
Proceeds from notes payable and related warrants	260,000	350,000	1,946,613
Payments on notes payable	(50,000)	(100,000)	(951,287)
Proceeds from convertible notes payable	-	-	571,702
Payments on convertible notes payable	-	-	(98,500)
Net Cash Provided by Financing Activities	2,800,151	1,465,735	15,439,633
Net Increase (Decrease) in Cash and Cash Equivalents	(514,029)	757,680	291,309
Cash and Cash Equivalents at Beginning of Year	805,338	47,658	-
Cash and Cash Equivalents at End of Year	291,309	805,338	291,309

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$13,024	$12,146
Noncash Investing and Financing Activities:
Reclassification of financial instrument to permanent equity	$2,161,045	$-
Acquisition of land in exchange for mortgage note payable	2,051,282	-
Exchange of Series A preferred stock for common stock	514,612	-
Release of common stock held in escrow	493,292	123,322
Issuance of warrants in satisfaction of accounts payable	124,565	-
Accrual of return on minority interest	138,014	-
Equipment depreciation capitalized to plantation development costs	20,638	-

See Notes to Consolidated Financial Statements

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

History

Medical Discoveries, Inc. was incorporated under the laws of the State of Utah on November 20, 1991. Effective as of August 6, 1992, the Company merged with and into WPI Pharmaceutical, Inc., a Utah corporation (“WPI”), pursuant to which WPI was the surviving corporation. Pursuant to the MDI-WPI merger, the name of the surviving corporation was changed to Medical Discoveries, Inc. (“MDI”).  MDI’s initial purpose was the research and development of an anti-infection drug know as MDI-P.

On March 22, 2005, MDI formed MDI Oncology, Inc., a Delaware corporation, as a wholly-owned subsidiary to acquire and operate the assets and business associated with the Savetherapeutics transaction.  With this transaction, MDI acquired the SaveCream technology and carried on the research and development of this drug candidate.  As discussed in Note M, MDI made the decision in 2007 to discontinue further development of these two drug candidates and sell these technologies.

On September 7, 2007, MDI entered into a share exchange agreement pursuant to which it acquired all of the outstanding ownership interests in Global Clean Energy Holdings, LLC, discussed further in Note C.  Global Clean Energy Holdings, LLC was an entity that had certain trade secrets, know-how, business plans, term sheets, business relationships, and other information relating to the start-up of a business related to the cultivation and production of seed oil from the seed of the Jatropha plant.  With this transaction, MDI commenced the research and development of a business whose purpose will be providing feedstock oil intended for the production of bio-diesel.

On January 29, 2008, a meeting of shareholders was held and, among other things, the name Medical Discoveries, Inc. was changed to Global Clean Energy Holdings, Inc. (the “Company”).

Effective April 23, 2008, the Company entered into a limited liability company agreement to form GCE Mexico I, LLC (GCE Mexico) along with six unaffiliated investors.  The Company owns 50% of the common membership interest of GCE Mexico and five of the unaffiliated investors own the other 50% of the common membership interest.  Additionally, a total of 1,000 preferred membership units were issued to two of the unaffiliated investors.  GCE Mexico owns a 99% interest in Asideros Globales Corporativo, (Asideros) a corporation newly organized under the laws of Mexico, and the Company owns the remaining 1% directly.  GCE Mexico was organized primarily to, among other things, acquire land in Mexico through Asideros for the cultivation of the Jatropha plant.

Principles of Consolidation

The consolidated financial statements include the accounts of Global Clean Energy Holdings, Inc., its subsidiaries, and the variable interest entities of GCE Mexico and Asideros. All significant intercompany transactions have been eliminated in consolidation.

Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, (FIN 46(R)), requires that if an entity is the primary beneficiary of a variable interest entity (VIE), the entity should consolidate the assets, liabilities and results of operations of the VIE in its consolidated financial statements.  Global Clean Energy Holdings, Inc. considers itself to be the primary beneficiary of GCE Mexico and Asideros, and accordingly, has consolidated these entities since April 2008, with the equity interests of the unaffiliated investors in GCE Mexico presented as Minority Interests in the accompanying consolidated financial statements.

Development Stage Company

The Company has not yet obtained substantial revenue from its planned principal operations and is, therefore, considered a development stage company as defined in Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments maturing in three months or less to be cash equivalents.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents on deposit in excess of federally-insured limits in the aggregate amount of $27,891 at December 31, 2008. The Company has maintained its cash balances at what management considers to be high credit-quality financial institutions.

Property and Equipment

As described in Note D, substantially all property and equipment relate to the development of a plantation to cultivate the Jatropha Curcas plant.  Property and equipment are stated at cost.  Depreciation of office equipment is computed using the straight-line method over estimated useful lives of 5 years.  Plantation equipment is depreciated using the straight-line method over estimated useful lives of 5 to 15 years and is currently being capitalized as part of plantation development costs.  Plantation development costs are being accumulated in the balance sheet during the development period and will be accounted for in accordance with Statement of Position 85-3, Accounting by Agricultural Producers and Agricultural Cooperatives (SOP 85-3).  Plantation development costs are not currently being depreciated.  Under the provisions of SOP 85-3, land developments and other improvements with indefinite lives are capitalized and not depreciated.  Other developments that have a limited life and intermediate-life plants that have growth and production cycles of more than one year are depreciated over their respective lives once they are placed in service.  Upon completion of the plantation development, the development costs having a limited life and the costs of cultivating the Jatropha plants will be depreciated over the useful lives of the related assets.  Land, plantation development costs, and plantation equipment are located in Mexico.

Except for costs incurred during the development period of the plantation, normal maintenance and repair items are charged to costs and expensed as incurred.  During the development period, maintenance, repairs, and depreciation of plantation equipment have been capitalized as part of the plantation development costs.  The cost and accumulated depreciation of property and equipment sold or otherwise retired are removed from the accounts and gain or loss on disposition is reflected in results of operations.

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

Income Taxes

 The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and the carryforward of operating losses and tax credits, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance against deferred tax assets is recorded when it is more likely than not that such tax benefits will not be realized. Research tax credits are recognized as utilized.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

Revenue is recognized in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements.  Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; collectibility is reasonably assured; and title and the risks and rewards of ownership have transferred to the buyer.

Research and Development

Prior to the discontinuation of its bio-pharmaceutical business as discussed in Note M, research and development had been the principal function of the Company. For fiscal years ended December 31, 2006 and earlier, research and development expense included certain costs which were directly associated with the Company’s research and development of the Company’s anti-infective pharmaceutical, MDI-P, as well as the purchase of the intellectual property assets of Savetherapeutics AG.  For the year ended December 31, 2007, research and development costs related to the exchange of common stock for the trade secrets, know-how, etc. of Global Clean Energy Holdings, LLC (See Note C).  Research and development costs totaled $0 and $986,584 for the years ended December 31, 2008 and 2007, respectively.  For years prior to the discontinuation of its bio-pharmaceutical business, research and development costs are included in loss from discontinued operations.

Foreign Currency Translation

The Company’s functional and reporting currency is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income or loss. Foreign currency transactions are primarily undertaken in Euros. Foreign currency balances denominated in Euros relate to the discontinued bio-pharmaceutical business.  Consequently, foreign currency gains and losses have been included in loss from discontinued operations.  The Company has not entered into derivative instruments to offset the impact of foreign currency fluctuations.

Fair Value of Financial Instruments

The Company estimates that the fair value of all financial instruments at December 31, 2008 do not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Significant estimates used in preparing these financial statements include a) those assumed in determining the valuation of common stock, warrants, and stock options, b) estimated useful lives of plantation equipment, and c) undiscounted future cash flows for purpose of evaluating possible impairment of long-term assets. It is at least reasonably possible that the significant estimates used will change within the next year.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Basic and Diluted Loss per Share

Basic loss per share is computed on the basis of the weighted-average number of common shares outstanding during the year.  Diluted loss per share is computed on the basis of the weighted-average number of common shares and all dilutive potentially issuable common shares outstanding during the year. Common stock issuable upon conversion of debt and preferred stock, common stock held in escrow, stock options and stock warrants have not been included in the loss per share for 2008 and 2007 as they are anti-dilutive.  The potentially issuable common shares as of December 31, 2008 and 2007 are as follows:

	December 31,
	2008	2007
Convertible notes	128,671	128,671
Convertible preferred stock - Series A	-	57,856,000
Convertible preferred stock - Series B	11,818,181	11,818,181
Warrants	29,742,552	31,033,379
Compensation-based stock options and warrants	51,809,083	44,883,000
Common stock held in escrow	4,567,519	22,837,593
	98,066,006	168,556,824

Stock Based Compensation

The Company recognizes compensation expense for stock-based awards expected to vest on a straight-line basis over the requisite service period of the award based on their grant date fair value.  The Company estimates the fair value of stock options using a Black-Scholes option pricing model which requires management to make estimates for certain assumptions regarding risk-free interest rate, expected life of options, expected volatility of stock and expected dividend yield of stock.

Reclassifications

Certain amounts from the 2007 consolidated balance sheet have been reclassified in the current presentation to conform to the 2008 presentation of current liabilities.  These reclassifications had no effect on the total amount of current liabilities or the amount of stockholders’ deficit.

Recently Issued Accounting Statements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements (SFAS 157).  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for the Company’s fiscal year beginning January 1, 2008 for financial assets and liabilities and January 1, 2009 for non-financial assets and liabilities.  The adoption of SFAS 157 for financial assets and liabilities on January 1, 2008 did not have a material impact on the Company’s financial statements.  Management is currently evaluating the impact of SFAS 157 for non-financial assets and liabilities, if any, on the reporting of its financial position and results of operations.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141(R)), which replaces SFAS 141, Business Combinations.  SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). Early adoption is not permitted.  Management is currently evaluating the effects, if any, that SFAS 141(R) may have on the Company’s financial statements.  Management does not expect that it will have any immediate effect on the Company’s financial statements; however, the revised standard will govern the accounting for any future business combinations that the Company may enter into.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (SFAS 160).  This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited.  This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity.  The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement.  It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R).  This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest.  Management is currently evaluating this new statement.  Based on the current consolidated financial statements, if SFAS 160 were effective, the minority interest in the consolidated balance sheet would be presented as noncontrolling interest in Owners’ Equity (Deficit), the minority interest in net loss would be included in consolidated net loss in the consolidated statement of operations, and the footnotes would include expanded disclosure regarding the ownership interests of the Company and of the noncontrolling interests.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS 161).  SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities.  Entities will be required to provide enhanced disclosures about:  (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedge items are accounted for under SFAS No. 133 and its related interpretations; and (c) how derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows.  The provisions of SFAS 161 are effective January 1, 2009.  Management is currently evaluating the impact of SFAS 161 on the Company’s financial statements.

In June 2008, the FASB ratified EITF Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity's Own Stock (EITF 07-5). EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions. It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning after December 15, 2008.  Management is currently evaluating the impact of SFAS 161 on the Company’s financial statements.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B — BASIS OF PRESENTATION AND GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company incurred a net loss applicable to common shareholders of $1,707,562 during the year ended December 31, 2008, and has incurred losses applicable to common shareholders since inception of the development stage of $27,146,931.  The Company also used cash in operating activities of $1,004,670 during the year ended December 31, 2008.  At December 31, 2008, the Company has negative working capital of $6,604,039 and a stockholders’ deficit of $5,948,575.  Those factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company discontinued its former bio-pharmaceutical business during the quarter ended March 31, 2007.  Management plans to meet its cash needs through various means including selling assets related to its former bio-pharmaceutical business, securing financing, entering into joint ventures, and developing a new business model.  In order to fund its new operations related to the cultivation of the Jatropha plant, the Company sold Series B preferred stock during the quarter ended December 31, 2007 in the amount of $1,300,000 and issued a secured promissory note under which the Company has borrowings of $460,000 as of December 31, 2008. The Company is developing a new business operation to participate in the rapidly growing bio-diesel industry.  The Company continues to expect to be successful in this new venture, but there is no assurance that its business plan will be economically viable.  The ability of the Company to continue as a going concern is dependent on that plan’s success. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE C — JATROPHA BUSINESS VENTURE

Having agreed to discontinue its bio-pharmaceutical operations and dispose of the related assets, the Company considered entering into a number of other businesses that would enable it to be able to provide the shareholders with future value.  The Company’s Board of Directors decided to develop a business to produce and sell seed oils, including seed oils harvested from the planting and cultivation of the Jatropha curcas plant, for the purpose of providing feedstock oil intended for the generation of methyl ester, otherwise known as bio-diesel (the “Jatropha Business”).  The Company’s Board concluded that there was a significant opportunity to participate in the rapidly growing biofuels industry, which previously was mainly driven by high priced, edible oil-based feedstock.  In order to commence its new Jatropha Business, the Company entered into various transactions during September and October of 2007, including: (i) hired Richard Palmer, an energy consultant, and a member of Global Clean Energy Holdings LLC (“Global”) to act as its new President, Chief Operating Officer and future Chief Executive Officer, (ii) engaged Mobius Risk Group, LLC, a Texas company engaged in providing energy risk advisory services, to provide it with consulting services related to the development of the Jatropha Business, (iii) acquired certain trade secrets, know-how, business plans, term sheets, business relationships, and other information relating to the cultivation and production of seed oil from the Jatropha plant for the production of bio-diesel from Global, and (iv) engaged Corporativo LODEMO S.A DE CV to assist with the development of the Jatropha Business in Mexico.  Subsequent to entering into these transactions, the Company identified certain real property in Mexico it believed to be suitable for cultivating the Jatropha plant.  During April 2008, the Company entered into a limited liability company agreement to form GCE Mexico I, LLC (GCE Mexico). In August 2008 the Company terminated the agreement with Mobius Risk Group, LLC. Through Asideros Globales Corporativo (Asideros), a Mexican corporation of which GCE Mexico holds a 99% equity interest and Global Clean Energy Holdings, Inc. holds a 1% equity interest, land has been acquired in Mexico for the cultivation of the Jatropha plant.  All of these transactions are described in further detail in the remainder of this note to the consolidated financial statements.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Share Exchange Agreement

The Company entered into a share exchange agreement (the Global Agreement) pursuant to which the Company acquired all of the outstanding ownership interests in Global Clean Energy Holdings, LLC, a Delaware limited liability company (Global), on September 7, 2007 from Mobius Risk Group, LLC (Mobius) and from Richard Palmer (Mr. Palmer).  Mr. Palmer owns a 13.33% equity interest in Mobius and, as described further in this Note, became the Company’s new President and Chief Operating Officer in September 2007 and its Chief Executive Officer in December 2007.  Mobius and Mr. Palmer are considered related parties to the Company.  Global is an entity that had certain trade secrets, know-how, business plans, term sheets, business relationships, and other information relating to the start-up of a business related to the cultivation and production of seed oil from the seed of the Jatropha plant, for the purpose of providing feedstock oil intended for the production of bio-diesel.  Under the Global Agreement, the Company issued 63,945,257 shares of its common stock for all of the issued and outstanding membership interests of Global.  Of the 63,945,257 shares issued under the Global Agreement, 36,540,146 shares were issued and delivered at the closing of the Global Agreement without any restrictions.  The remaining 27,405,111 shares of common stock were, however, held in escrow by the Company, subject to forfeiture in the event that certain specified performance and market-related milestones were not achieved.  Upon the satisfaction, from time to time, of the operational and market capitalization condition milestones, the restricted shares would be released by the Company from escrow and delivered to the buyers in accordance with the terms and conditions of the Global Agreement.  In the event that all of the milestone conditions were not achieved, the restricted shares that had not been released from escrow would be cancelled by the Company and thereafter cease to be outstanding.

Prior to the exchange of common stock, Global had no tangible assets or operations, but rather had certain trade secrets, know-how, business plans, term sheets, business relationships, and other information relating to the start-up of a business related to the cultivation and production of seed oil from the seed of the Jatropha plant.  Accordingly, Global was not considered a business in accordance with FASB Emerging Issues Task Force Issue 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.  With the exchange of the 36,540,146 shares of common stock, the Company acquired the trade secrets, know-how, business plans, term sheets, business relationships, and other information relating to the start-up of this new business.  Accordingly, the Company has recorded research and development expense of $986,584, or $0.027 per share, for the value of the shares issued.  The closing price of the Company’s common stock on September 7, 2007 was $0.027 per share.

Of the restricted shares issued under the Global Agreement, 13,702,556 shares were to be released from escrow if and when i) certain land lease agreements suitable for the planting and cultivation of Jatropha curcas were executed and ii) certain operation management agreements with a third-party land and operations management company with respect to the management, planting and cultivation of Jatropha curcas were executed.  These restricted shares were to be held in escrow subject to the satisfaction of these milestones, at which time such shares would be released from escrow and delivered to the sellers.  The Company has accounted for these potentially issuable shares as share-based compensation under SFAS No. 123(R) for shares of common stock that contain a performance or service condition.  The Company has determined the value of these shares to be $369,969, or $0.027 per share, and amortized this compensation over four months, the period of time in which the satisfaction of the operational milestones was expected to be fulfilled that would result in the release of the 13,702,556 shares from escrow.  For accounting purposes, shares held in escrow are not considered outstanding, but are deemed to be potential dilutive shares for loss per share calculations.  During the years ended December 31, 2008 and 2007, the Company amortized and recognized $21,581 and $348,388 of share-based compensation related to these shares, respectively.  With the acquisition of the land for the Jatropha Farm in April 2008, the operational milestones were satisfied under the Global Agreement.  Consequently, 13,702,556 shares of common stock being held in escrow have been released to the former owners of Global Clean Energy Holdings, LLC.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The remaining 13,702,555 restricted shares issued under the Global Agreement are to be released from escrow upon satisfaction of certain market capitalization levels (based on the number of outstanding shares at the average closing price of the previous sixty trading days) and average daily trading volume (for the previous sixty trading days).  These potentially issuable shares are to be released as follows:

a.	4,567,518 shares are to be released upon the achievement of $6 million market capitalization and 75,000 shares of average daily trading volume,

b.	4,567,518 shares are to be released upon the achievement of $12 million market capitalization and 100,000 shares of average daily trading volume, and

c.	4,567,519 shares are to be released upon the achievement of $20 million market capitalization and 125,000 shares of average daily trading volume.

These restricted shares were placed in escrow subject to the satisfaction of these milestones, at which time such shares are to be released from escrow and delivered to the sellers.  On November 30, 2007, the first of these milestones was met and 4,567,518 shares were released from escrow and delivered to the sellers.  During May 2008, the second market-related milestones under the Global Agreement were satisfied, which resulted in the release of an additional 4,567,518 shares of common stock being held in escrow.  There are 4,567,519 shares of common stock held in escrow at December 31, 2008, which will be released upon the satisfaction of the third market-related milestones.  The Company is accounting for these potentially issuable shares as share-based compensation under SFAS No. 123(R), for shares of common stock that contain a market condition.  The Company determined the value of these shares to be $369,969, or $0.027 per share, and is amortizing this compensation over the periods of time in which the satisfaction of each of the three market capitalization and trading volume milestones is expected to be fulfilled that will result in the release of the 13,702,555 shares from escrow. The Company originally estimated these time periods to be approximately three months for the first tranche of stock and two years for the second and third tranches.  For accounting purposes, shares held in escrow are not considered outstanding, but are deemed to be potential dilutive shares for loss per share calculations.  During the years ended December 31, 2008 and 2007, the Company amortized and recognized $165,712 and $161,860, respectively, of share-based compensation related to these shares.

Palmer Employment Agreement

Effective September 1, 2007, the Company entered into an employment agreement with Richard Palmer pursuant to which the Company hired Mr. Palmer to serve as its President and Chief Operating Officer.  Mr. Palmer was also appointed to serve as a director on the Company’s Board of Directors to serve until the next election of directors by the Company’s shareholders.  Upon the resignation of the former Chief Executive Officer on December 21, 2007, Mr. Palmer also became the Company’s Chief Executive Officer.  The Company hired Mr. Palmer to take advantage of his experience and expertise in the feedstock/bio-diesel industry, and in particular, in the Jatropha bio-diesel and feedstock business.  The term of employment commenced September 1, 2007 and ends on September 30, 2010, unless terminated in accordance with the provisions of the agreement.

Mr. Palmer’s compensation package includes an annual base salary of $250,000, subject to annual increases based on changes in the Consumer Price Index, and a bonus payment based on Mr. Palmer’s satisfaction of certain performance criteria established by the compensation committee of the Company’s Board of Directors.  The bonus amount in any fiscal year will not exceed 100% of Mr. Palmer’s base salary.  Mr. Palmer is eligible to participate in the Company’s employee stock option plan and other welfare plans.  The Company granted Mr. Palmer an incentive option to purchase up to 12,000,000 shares of its common stock at an exercise price of $0.03 per share (the trading price on the date the agreement was signed).  The options vest upon the Company’s achievement of certain market capitalization goals.  When the Company’s market capitalization reaches $75 million, the incentive option will vest with respect to 6,000,000 shares.  When the Company’s market capitalization reaches $120 million, the incentive option will vest with respect to the remaining 6,000,000 shares.  The option expires five years after grant.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

If Mr. Palmer’s employment is terminated by the Company without “cause” or by Mr. Palmer for “good reason”, he will be entitled to severance payments including 100% of his then-current annual base salary, plus 50% of the target bonus for the fiscal year in which his employment is terminated, and the incentive option to purchase 12,000,000 shares of common stock shall vest following termination of Mr. Palmer’s employment.

The Company has accounted for the options under Mr. Palmer’s employment agreement as share-based compensation under SFAS No. 123(R), for options to purchase common stock that contain a market condition.  The Company valued these options at $264,000 using the Black-Scholes pricing model.  The weighted average fair value of the stock options was $0.022 per share.  The weighted-average assumptions used for the calculation of fair value were risk-free rate of 4.21%, volatility of 116%, expected life of five years, and dividend yield of zero.  The Company is amortizing this compensation over the period of time in which the satisfaction of each of the two market capitalization milestones is expected to be fulfilled that will result in the vesting of these stock options.  The Company currently estimates these time periods to be three years.  During the years ended December 31, 2008 and 2007, the Company amortized and recognized $88,000 and $29,652, respectively, of share-based compensation related to these options.

Mobius Consulting Agreement

Concurrent with the execution of the Global Agreement, the Company entered into a consulting agreement with Mobius pursuant to which Mobius agreed to provide consulting services to the Company in connection with the Company’s new Jatropha bio-diesel feedstock business. The Company engaged Mobius as a consultant to obtain Mobius’ experience and expertise in the feedstock/bio-diesel market to assist the Company and Mr. Palmer in developing this new line of operations for the Company.  Mobius agreed to provide the following services to the Company: (i) manage and supervise a contemplated research and development program contracted by the Company and conducted by the University of Texas Pan American regarding the location, characterization, and optimal economic propagation of the Jatropha plant; and (ii) assist with the management and supervision of the planning, construction, and start-up of plant nurseries and seed production plantations in Mexico, the Caribbean or Central America.

The term of the agreement was twelve months and the scope of work under the agreement has been completed.  Mobius supervised the hiring of certain staff to serve in management and operations roles of the Company, or hired such persons to provide similar services as independent contractors.  Mobius’ compensation for the services provided under the agreement was a monthly retainer of $45,000.  The Company also reimbursed Mobius for reasonable business expenses incurred in connection with the services provided.  The agreement contained customary confidentiality provisions with respect to any confidential information disclosed to Mobius or which Mobius received while providing services under the agreement.  Under this agreement, the Company has paid Mobius or accrued $437,279 during the year ended December 31, 2008, of which $42,155 was expensed as compensation to Mobius and $395,124 was capitalized as plantation development costs pursuant to AICPA Statement of Position 85-3, Accounting by Agricultural Producers and Agricultural Cooperatives. During the year ended December 31, 2007, the Company paid Mobius or accrued $191,547, of which $40,797 was expensed as compensation to Mobius and $150,750 was capitalized as plantation development costs.  The Company owed Mobius $322,897 and $50,700 for accrued, but unpaid, compensation and costs as of December 31, 2008 and 2007, respectively.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LODEMO Agreement

On October 15, 2007, the Company entered into a service agreement with Corporativo LODEMO S.A DE CV, a Mexican corporation (the LODEMO Group).  The Company had decided to initiate its Jatropha Business in Mexico, and had identified parcels of land in Mexico to plant and cultivate Jatropha.  In order to obtain all of the logistical and other services needed to operate a large-scale farming and transportation business in Mexico, the Company entered into the service agreement with the LODEMO Group, a privately held Mexican company with substantial land holdings, significant experience in diesel distribution and sales, liquids transportation, logistics, land development and agriculture.

Under the supervision of the Company’s management and Mobius, the LODEMO Group is responsible for the establishment, development, and day-to-day operations of the Jatropha Business in Mexico, including the extraction of the oil from the Jatropha seeds, the delivery of the Jatropha oil to buyers, the purchase or lease of land in Mexico, the establishment and operation of one or more Jatropha nurseries, the clearing, planting and cultivation of the Jatropha fields, the harvesting of the Jatropha seeds, the operation of the Company’s oil extraction facilities, and the logistics associated with the foregoing.  Although the LODEMO Group is responsible for identifying and acquiring the farmland, ownership of the farmland or any lease thereto will be held directly by the Company or by a Mexican subsidiary of the Company.  The LODEMO Group will be responsible for hiring and managing all necessary employees.  All direct and budgeted costs of the Jatropha Business in Mexico will be borne by the Company.

The LODEMO Group will provide the foregoing and other necessary services for a fee primarily based on the number of hectares of Jatropha under cultivation.  The Company has agreed to pay the LODEMO Group a fixed fee per year of $60 per hectare of land planted and maintained with minimum payments based on 10,000 hectares of developed land, to follow a planned planting schedule. The Agreement has a 20-year term but may be terminated earlier by the Company under certain circumstances.  The LODEMO Group will also potentially receive incentive compensation for controlling costs below the annual budget established by the parties, production incentives for increased yield and a sales commission for biomass sales.  Under this agreement, the Company has paid the LODEMO Group or accrued $1,089,554 and $158,028 during the years ended December 31, 2008 and 2007, respectively, all of which was capitalized as plantation development costs pursuant to AICPA Statement of Position 85-3, Accounting by Agricultural Producers and Agricultural Cooperatives.  During the year ended December 31, 2008, the Company issued warrants to acquire 2,076,083 shares of common stock to the LODEMO Group and an affiliated entity in satisfaction of accounts payable in the amount of $124,565.  As of December 31, 2008, the Company had prepaid $98,159 of plantation development costs to the LODEMO Group.  As of December 31, 2007, the Company owed the LODEMO Group $117,758 for accrued, but unpaid, compensation and costs.

GCE Mexico I, LLC

Effective April 23, 2008, the Company entered into a limited liability company agreement (“LLC Agreement”) to form GCE Mexico I, LLC, a Delaware limited liability company (GCE Mexico), with six  unaffiliated investors (collectively, the Investors).  GCE Mexico was organized primarily to acquire approximately 5,000 acres of farm land (the Jatropha Farm) in the State of Yucatan in Mexico to be used primarily for the (i) cultivation of Jatropha curcas, (ii) the marketing and sale of the resulting fruit, seeds, or pre-processed crude Jatropha oil, whether as biodiesel feedstock, biomass or otherwise, and (iii) the sale of carbon value, green fuel value, or renewable energy credit value (and other similar environmental attributes) derived from activities at the Jatropha Farm.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the LLC Agreement, the Company owns 50% of the issued and outstanding common membership units of GCE Mexico.  The remaining 50% of the common membership units was issued to five of the Investors.  The Company and the other owners of the common membership interest were not required to make capital contributions to GCE Mexico.

In addition, two of the Investors agreed to invest approximately $4.2 million in GCE Mexico through the purchase of preferred membership units and through the funding of the purchase of land in Mexico.  An aggregate of 1,000 preferred membership units were issued to these two Investors who each agreed to make capital contributions to GCE Mexico of up to $2,232,624, in installments and as required, to fund the development and operations of the Jatropha Farm.  Shortly after entering into the LLC Agreement, the preferred members made an initial capital contribution of $957,191 toward the development of the Jatropha Farm.  Additional capital contributions of $1,457,960 have been received by GCE Mexico from these Investors during the remainder of the year ended December 31, 2008.  The agreement calls for additional contributions from the Investors over and above the initial capital contributions, as requested by management and as required by the operation in 2009 and the following years. Subsequent to December 31, 2008, these Investors have made additional capital contributions of $1,071,278.  These Investors are entitled to earn a preferential 12% per annum cumulative compounded return on the cumulative balance of their preferred membership interest.

These investors also directly funded the purchase of approximately 5,000 acres of land in the State of Yucatan in Mexico by the payment of $2,051,282.  The land was acquired in the name of Asideros and Asideros issued a mortgage in the amount of $2,051,282 in favor of these two Investors.  The mortgage bears interest at the rate of 12% per annum, payable quarterly.  The Board has directed that this interest shall continue to accrue until such time as the Board determines that there is sufficient cash flow to pay all accrued interest.  The entire mortgage, including any unpaid interest, is due April 23, 2018.

Since the acquisition of the land, approximately 2,500 acres have been improved so far, approximately 750 acres have been planted, and roads and other infrastructure have been developed on the farm.  Furthermore, heavy equipment is now in place that will greatly facilitate rapid improvement and planting.

The net income or loss of Asideros is allocated to its shareholders based on their respective equity ownership, or 99% to GCE Mexico and 1% directly to the Company.  GCE Mexico has no operations separate from its investment in Asideros.  According to the LLC Agreement of GCE Mexico, the net loss of GCE Mexico (composed solely of its share of the operating results of Asideros) is allocated to its members according to their respective investment balances.  Accordingly, since the common membership interest did not make a capital contribution, all of the losses have been allocated to the preferred membership interest.   The Minority Interest presented in the accompanying consolidated balance sheet includes the carrying value of the preferred membership interests and of the common membership interests owned by the Investors, and excludes any common membership interest in GCE Mexico held by the Company.  Accordingly, the Minority Interest is composed of the following elements at December 31, 2008:

Capital contribution from preferred membership interest	$2,415,151
Allocation of net loss of GCE Mexico to the
preferred membership interest	(315,115)
Accrual of preferential return for the preferred
membership interest	(138,014)
Investment of common membership interest held by
other Investors, excluding the Company	-

Minority Interest	$1,962,022

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2008 and 2007 are as follows:

	2008	2007
Land	$2,051,282	$-
Plantation development costs	2,117,061	308,777
Plantation equipment	509,037	-
Office equipment	10,993	1,127
Total cost	4,688,373	309,904
Less accumulated depreciation	(22,296)	(563)
Property and equipment, net	$4,666,077	$309,341

The Company has capitalized farming equipment and costs related to the development of land for farm use in accordance with AICPA Statement of Position 85-3, Accounting by Agricultural Producers and Agricultural Cooperatives.  Plantation equipment is depreciated using the straight-line method over estimated useful lives of 5 to 15 years and is currently being capitalized as part of plantation development costs.  Plantation development costs are not currently being depreciated.  Upon completion of the plantation development, development costs having a limited life and intermediate-life plants that have growth and production cycles of more than one year will be depreciated over the useful lives of the related assets.

Commencing in June 2008, Asidero purchased certain equipment for purposes of rapidly clearing the land, preparing the land for planting, and actually planting the Jatropha trees.  The land, plantation development costs, and plantation equipment are located in Mexico.

NOTE E – ACCRUED PAYROLL AND PAYROLL TAXES

Accrued payroll and payroll taxes principally relate to unpaid compensation for officers and directors that are no longer affiliated with the Company.  Accrued payroll taxes will become due upon payment of the related accrued compensation.  Accrued payroll and payroll taxes are composed of the following:

	December 31,	December 31,
	2008	2007
Former Chief Executive Officer, resigned 2007, including
$500,000 under the Release and Settlement Agreement	$570,949	$583,332
Other former Officers and Directors	311,200	311,200
Accrued payroll taxes on accrued compensation to
former officers and directors	38,510	38,510
Accrued payroll, vacation, and related payroll taxes
for current officers	238,149	17,929
Accrued payroll and payroll taxes	$1,158,808	$950,971

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On August 31, 2007, the Company entered into a Release and Settlement Agreement with Judy Robinett, the Company’s then-current Chief Executive Officer.  Under the agreement, Ms. Robinett agreed to, among other things, assist the Company in the sale of its legacy assets and complete the preparation and filing of the delinquent reports to the Securities and Exchange Commission.  Under the agreement, Ms. Robinett agreed to (i) forgive her potential right to receive $1,851,805 in accrued and unpaid compensation, un-accrued and pro-rata bonuses, and severance pay and (ii) the cancellation of stock options to purchase 14,000,000 shares of common stock at an exercise price of $0.02 per share.  In consideration for her services, the forgiveness of the foregoing cash payments, the cancellation of the stock options, and settlement of other issues, the Company agreed to, among other things, to pay Ms. Robinett $500,000 upon the receipt of the cash payment under the agreement to sell the SaveCream Assets to Eucodis.  Pursuant to this agreement, Ms. Robinett resigned on December 21, 2007.

NOTE F — DEBT

Secured Promissory Note

In order to fund ongoing operations pending closing of the sale of the SaveCream Assets, the Company entered into a loan agreement with, and issued a promissory note in favor of, Mercator Momentum Fund III, L.P. (Mercator) in September 2007.  At that time, Mercator, along with two other affiliates, owned all of the issued and outstanding shares of the Company’s Series A Convertible Preferred Stock, and is considered a related party to the Company.  The loan is secured by a lien on all of the assets of the Company.  Under the loan agreement, interest was originally payable on the loan at a rate of 12% per annum, payable monthly.

Pursuant to the loan agreement, Mercator made available to the Company a secured term credit facility in principal amount of $1,000,000.  The promissory note initially was due and payable on December 14, 2007.  As of December 13, 2007, the Company owed Mercator $250,000 under the loan.  Mercator agreed to extend the maturity date of the $250,000 to February 21, 2008.  In March, 2008, the loan was paid down to $200,000 and the maturity date was extended to June 21, 2008.  In May 2008, the Company and Mercator entered into an amendment to the loan agreement, whereby, Mercator loaned the Company and additional $250,000 increasing the outstanding balance to $450,000.  In connection with the amendment, the interest rate was reduced to 8.68% and the due date was extended to August 19, 2008.  Additionally, as part of the amendment, the Company issued Mercator a two-year warrant to purchase 581,395 shares of common stock at $0.129 per share.  For the consideration of increasing the note by $10,000, the maturity date was further extended to January 13, 2009. On December 9, 2008 these notes were assigned to the limited partners of Mercator. Subsequent to December 31, 2008, these notes were further extended from January 13, 2009 to July 31, 2009 for consideration of increasing the total principal balance of the notes by $15,000 and increasing the interest rate to 10.68%.

In connection with the closing of the original loan, the Company agreed to (i) the cancellation of certain warrants to purchase 27,452,973 shares of common stock at $0.1967 per share previously issued to the lender and certain of its affiliates and (ii) the issuance of new warrants to purchase 27,452,973 shares of common stock at $0.01 per share.  The new warrants permit the cash-less exercise of the warrants and expire on September 30, 2013.  As more fully described in Note G, the warrants that were cancelled were being accounted for as a liability in the accompanying financial statements because the Company was unable to guarantee that there would be enough shares of common stock to settle other “freestanding instruments.”  The carrying value of the liability related to these warrants on the date of cancellation was $62,205.  The new warrants that were issued in connection with this loan agreement were also characterized as a liability in these financial statements.  The fair value of the new warrants was determined to be $691,815, or $0.0252 per share, using the Black-Scholes pricing model.  The weighted-average assumptions used for the calculation of fair value were risk-free interest rate of 4.10%, volatility of 123%, expected life of six years, and dividend yield of zero.  On the date of issuance, the fair value of the new warrants has been recorded as (i) a discount to the note in the amount of $250,000 and (ii) a charge of $441,815 to “Unrealized Gain (Loss) on Financial Instrument” in the accompanying Consolidated Statement of Operations.  The discount to the note was amortized over the original term of the loan agreement from September 7, 2007 to December 14, 2007, and recorded as “interest expense from amortization of discount on secured promissory note” in the amount of $250,000.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The proceeds of $250,000 resulting of the amendment of the loan agreement in May 2008 have been allocated between the promissory note and the warrant based on the relative fair value of each instrument.  The fair value of the warrant was estimated on the date of issuance using the Black-Scholes option pricing model.  The assumptions used for valuing the warrant were risk-free interest rate of 2.4%, volatility of 168%, expected life of 2.0 years, and dividend yield of zero.  The allocation resulted in a $36,369 discount to the promissory note, which has been amortized as additional interest over the period from May 19, 2008 through the original extended due date of August 19, 2008 under the amendment.

Notes Payable

The Company has notes payable to shareholders in the aggregate amount of $56,000 at December 31, 2008 and 2007.  The notes originated between 1997 and 1999, bear interest at 12%, are unsecured, and are currently in default.  Accrued interest on the notes totaled $78,821 and $72,091 at December 31, 2008 and 2007, respectively.

Convertible Notes Payable

The Company has convertible notes payable to certain individuals in the aggregate amount of $193,200 at December 31, 2008 and 2007.  The notes originated in 1996, bear interest at 12%, are unsecured, and are currently in default.  Each $1,000 note is convertible into 667 shares of the Company’s common stock.  Accrued interest on the convertible notes totaled $248,799 and $225,552 at December 31, 2008 and 2007, respectively.

Long-Term Liability and Gain on Debt Restructuring

On June 10, 2006, the Company entered into an agreement with a former creditor to forgive certain amounts owed. The balance owed before the agreement was $229,066.  According to the agreement, $3,975 was paid on the date of the agreement, another $3,975 was paid on August 13, 2006, and $131,116 was forgiven. The remaining balance of $90,000 was to be due and payable immediately upon the Company’s receipt of $1 million in cumulative license revenue from the Company’s drug MDI-P in any human indication.  The remaining liability of $90,000 was recorded as Long-Term Liability.  As further described in Note M, this liability was extinguished as a result of the sale of MDI-P for less than $1 million.  Accordingly, this liability was no longer owed and was written off in 2007.  Additionally, as further described in Note L, the Company entered into a settlement agreement with its former chief executive officer during 2007, which resulted in a gain of $395,137 on the settlement of compensation owing to her.  As a consequence of these two transactions, the Company recorded gain on debt restructuring in the amount of $485,137 in the accompanying financial statements for the year ended December 31, 2007.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G — STOCKHOLDERS’ EQUITY

Common Stock

As more fully described in Note C, the Company issued 63,945,257 shares of its common stock for all of the issued and outstanding membership interests of Global Clean Energy Holdings, LLC.  Of the 63,945,257 shares issued under the Global Agreement, 36,540,146 shares were issued and delivered at the closing of the Global Agreement without any restrictions and have been recorded in the accompanying financial statements as issued and outstanding.  The remaining 27,405,111 shares of common stock were held in escrow by the Company until the achievement of certain operational and market-related milestones.  During the year ended December 31, 2007, 4,567,518 shares were released from escrow upon achieving the first market-related milestones.  During the year ended December 31, 2008, an additional 18,270,074 shares were released from escrow upon the achievement of the operational milestones and the second market-related milestones.  At December 31, 2008, there are 4,567,519 shares still held in escrow pending achievement of the third market-related milestones.  Shares held in escrow are not reported in the accompanying financial statements as issued and outstanding.

On September 14, 2007, the Company entered into a one-year agreement with a consultant for investor relations services.  Under the agreement, the Company agreed to pay total compensation of $105,000 over the one-year term.  As additional compensation, the Company issued 4,357,298 shares of common stock to the consultant and granted piggyback registration rights for the stock to be registered in connection with the Company’s next registration of securities.  The issuance of the common stock was expensed as share-based compensation in the amount of $117,647, or $0.027 per share on the date of the agreement.

On November 13, 2008, the Company entered into stock purchase agreements with certain individuals for the issuance of 2,777,778 shares of common stock for $100,000, or $0.036 per share.

Series A Convertible Preferred Stock, Warrants and Financial Instrument

During the year ended December 31, 2005, the Company issued an additional 30,000 shares of Series A Convertible Preferred Stock and warrants to purchase 22,877,478 shares of common stock for a total offering price of $3.0 million. In connection with the offering, the Company issued to the placement agent warrants to purchase 1,220,132 shares.  Each share of Preferred Stock entitled the holder to convert the share of Preferred Stock into the number of shares of common stock resulting from dividing $100 by the conversion price.

The conversion feature of the Series A Convertible Preferred Stock had more of the attributes of an equity instrument than of a liability instrument, and thus was not considered a derivative.  However, at the time of issuance, the Company was unable to guarantee that there would be enough shares of stock to settle other “freestanding instruments.”  Accordingly, all of the warrants attached to the convertible preferred stock were measured at their fair value and recorded as a liability in the financial statements.  For these same reasons, all other warrants and options outstanding on March 11, 2005 or issued during the remainder of 2005 and through 2007 (except for stock options issued to employees) were measured at their fair value and recorded as additional liability in the financial statements.

At December 31, 2006, the fair value of the financial instrument was $294,988 based on a Black-Scholes calculation with the weighted-average assumptions for volatility of 138%, risk-free interest rate of 5.0%, an expected life of one year, and a dividend yield of zero.  During the year ended December 31, 2007, the Company remeasured the fair value of the outstanding warrants.  At December 31, 2007, the fair value was determined to be $2,166,514 based on a Black-Scholes pricing calculation with the weighted-average assumptions for volatility of 136%, a risk-free interest rate of 3.7%, an expected life of 7.3 years, and a dividend yield of zero.  For the year ended December 31, 2007 the Company recorded an unrealized loss on financial instrument of $147,636.  For the period from December 31, 2007 through January 29, 2008, the fair value of this liability decreased by $5,469 resulting in a balance of $2,161,045.  On January 29, 2008, the shareholders of the Company approved an increase in the number of authorized shares of common stock from 250 million to 500 million.  Consequently, as the result of this amendment to the Company’s Articles of Incorporation, the Company is now able to settle all ‘freestanding instruments”.  Accordingly, the Company reclassified the liability, characterized in the accompanying financial statements as “Financial Instrument”, in the amount of $2,161,045, to permanent equity in January 2008.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In September 2007, the preferred stockholders converted 5,492 shares of Series A Preferred Stock into 10,983,521 shares of common stock at a conversion price of $0.05 per share.  This preferred stock also did not have any assigned value.

Mercator Momentum Fund, LP; Monarch Pointe Fund, Ltd.; and Mercator Momentum Fund III, LP, each a private investment entity (collectively, the MAG Funds) were the preferred stockholders who purchased all of the shares of the Company’s Series A Preferred Convertible Stock in 2004 and in 2005.  In connection with the 2005 investment, the Company had agreed to eliminate the conversion price floor of the Series A Stock.  The Company failed to file an amendment to the Series A Stock Certificate of Designations of Preferences and Rights for the Series A Stock that would have eliminated the conversion price floor.  Accordingly, in connection with an intended conversion of some of their Series A Stock in September 2007, the MAG Funds were required to convert Series A Stock at a conversion price higher than the price that would have applied if the Amendment had been filed as agreed.

On October 22, 2007, the Company executed and entered into a Release and Settlement Agreement (the Release Agreement), with the MAG Funds to settle all losses and damages that MAG may have suffered, and may hereafter suffer, as result of the Company’s failure to file the amendment to the Series A Stock Certificate of Designations of Preferences and Rights for the Series A Stock.  Pursuant to the Release Agreement, the Company issued to the MAG Funds a ten-year warrant to acquire up to 17,000,000 shares of the Company’s common stock at an exercise price of $0.01 per share, expiring October 17, 2017.  The initial warrant price is subject to adjustments in connection with (i) the Company’s issuance of dividends in shares of Common Stock, or shares of Common Stock or other securities convertible into shares of Common Stock without consideration, (ii) any cash paid or payable to the holders of Common Stock other than as a regular cash dividend, and (ii) future stock splits, reverse stock splits, mergers or reorganizations, and similar changes affecting common stockholders.  The issuance of the warrant has been accounted for as share-based compensation in the amount of $1,181,890 based on a Black-Scholes pricing calculation with the assumptions for volatility of 141.5%, a risk-free interest rate of 4.57%, an expected life of 10 years, and a dividend yield of zero.  The fair value of the warrant has been included in the liability for the financial instrument.

The warrant issued to the MAG Funds contain beneficial ownership limitations, which preclude the MAG Funds from exercising its warrant if, as a result of such conversion or exercise, the MAG Funds would own beneficially more than 9.99% of the Company’s outstanding common stock then outstanding.  Pursuant to the Release Agreement, the MAG Funds released the Company from any and all claims, past, present or future, relating to the losses or the Company’s failure to file the amendment.  In addition, MAG has agreed not to pursue litigation against the Company in connection with the losses or the Company’s failure to file the amendment.

Effective April 18, 2008, the Company entered into an exchange agreement ( the Exchange Agreement) with Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., and Monarch Pointe Fund, Ltd. (collectively, the MAG Funds), comprising all of the holders of the Company’s Series A Convertible Preferred Stock (the Series A Stock).  Pursuant to the Exchange Agreement, the MAG Funds agreed to exchange 28,928 shares of the Series A Stock, constituting all of the issued and outstanding shares of the Series A Stock, for an aggregate of 28,927,000 shares of the Company’s common stock. The exchange ratio was determined by dividing the $100 purchase price of the preferred shares by $0.10 per share of common stock.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Prior to the Exchange Agreement, the Series A Stock had been convertible at a price equal to 75% of the “Market Price”, as defined in the Certificate of Designations of Preferences and Rights of the Series A Stock. The conversion price could not exceed $0.1967 and had a conversion price floor of $0.05.  On April 18, 2008, the closing price of the Company’s common stock was $0.10 and the “Market Price” would have been $0.045 per share.  In connection with the Exchange Agreement, the Company agreed to waive the limitation that the MAG Funds could not own more that 9.99% of the Company’s outstanding common stock as a concession for the MAG Funds agreeing to a conversion price that was more favorable to the Company.

Series B Preferred Stock

In order to obtain additional working capital, on November 6, 2007, the Company entered into a Securities Purchase Agreement with two accredited investors, pursuant to which the Company sold a total of 13,000 shares of our newly authorized Series B Convertible Preferred Stock (“Series B Shares”) for an aggregate purchase price of $1,300,000, less offering costs of $9,265.  Each share of the Series B Shares has a stated value of $100.  The Company collected $1,225,000 of the proceeds from the sales of the Series B Preferred Stock in 2007.  The remaining proceeds of $75,000 were collected in February 2008, and are reflected as a subscription receivable in the accompanying Balance Sheet at December 31, 2007.

The Series B Shares may, at the option of each holder, be converted at any time or from time to time into shares of our common stock at the conversion price then in effect.  The number of shares into which one Series B Share shall be convertible is determined by dividing $100 per share by the conversion price then in effect.  The initial conversion price per share for the Series B Shares is $0.11, which is subject to adjustment for certain events, including stock splits, stock dividends, combinations, or other recapitalizations affecting the Series B Shares.

Each holder of Series B Shares is entitled to the number of votes equal to the number of shares of our common stock into which the Series B Shares could be converted on the record date for such vote, and shall have voting rights and powers equal to the voting rights and powers of the holders of the Company’s common stock. In the event of our dissolution or winding up, each share of the Series B Shares is entitled to be paid an amount equal to $100 (plus any declared and unpaid dividends) out of the assets of the Company then available for distribution to shareholders.

No dividends are required to be paid to holders of the Series B shares.  However, the Company may not declare, pay or set aside any dividends on shares of any class or series of our capital stock (other than dividends on shares of our common stock payable in shares of common stock) unless the holders of the Series B shares shall first receive, or simultaneously receive, an equal dividend on each outstanding share of Series B shares.

NOTE H — INCOME TAXES

Income taxes are provided for temporary differences between financial and tax bases of assets and liabilities. The following is a reconciliation of the amount of benefit that would result from applying the federal statutory rate to pretax loss with the benefit from income taxes for the years ended December 31, 2008 and 2007:

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2008	2007
Federal income tax benefit at statutory rate of 34%	$581,000	$1,501,000
State income tax, net of federal benefit	102,000	265,000
Unrealized gain (loss) on financial instrument	2,000	(59,000)
Foreign currency translation adjustment	43,000	(119,000)
Amortization of discount on notes payable	(15,000)	(100,000)
Share-based compensation, net	(147,000)	(764,000)
Expiration of operating loss and research credit carryforwards	(511,000)	(164,000)
Adjustment of operating loss carryforwards	-	1,627,000
Research and development	-	(395,000)
Other differences	(1,000)	(4,000)
Change in valuation allowance	(54,000)	(1,788,000)
	$-	$-

The components of deferred tax assets and liabilities are as follows at December 31, 2008 and 2007, using a combined deferred income tax rate of 40%:

	2008	2007
Net operating loss carryforward	$9,483,000	$9,534,000
Research and development credits	-	80,000
Share-based compensation	716,000	714,000
Accrued compensation	511,000	408,000
Deferred revenue	-	(80,000)
Valuation allowance	(10,710,000)	(10,656,000)
Net deferred tax asset	$-	$-

Inasmuch as it is not possible to determine when or if the net operating losses will be utilized, a valuation allowance has been established to offset the benefit of the utilization of the net operating losses.

                The Company has available net operating losses of approximately $23,700,000 which can be utilized to offset future earnings of the Company. The utilization of the net operating losses are dependent upon the tax laws in effect at the time such losses can be utilized. The loss carryforwards expire between the years 2009 and 2028. Should the Company experience a significant change of ownership, the utilization of net operating losses could be reduced.

NOTE I – CONSULTING AGREEMENTS

In February 2007, the Company engaged the Emmes Group, a consulting firm, to assist it in resolving its financial issues, to obtain advice regarding any strategic alternatives that may be available to it, and to prevent the Company from losing all of its assets in bankruptcy.  The Executive Vice President and Managing Director of the Emmes Group was appointed to be a director of the Company in August 2007.  The Company explored a number of transactions that would (i) prevent the Company’s shareholders from losing their entire investment in the Company and (ii) enable the Company to repay some of its currently outstanding debts and liabilities.  The consulting agreement had a term of one year.  As compensation for its services, the consultant received $15,000 per month plus a warrant to purchase 5,000,000 shares of the Company’s common stock.  The warrant has an exercise price of $0.03 per share, contains a cash-less exercise provision, and expires ten years from date of issue.  The Company valued this warrant at $146,000 using the Black-Scholes pricing model.  The weighted average fair value of the stock options was $0.0292 per share.  The weighted-average assumptions used for the calculation of fair value were risk-free interest rate of 4.84%, volatility of 134%, expected life of ten years, and dividend yield of zero.  The fair value of the warrant was expensed as share-based compensation on the date of issue.  The fair value of the warrant was included in the liability for the financial instrument.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In February 2007, the Company entered into another consulting agreement with an individual to assist it in the preparation of financial statements and reporting to the SEC.  The consulting agreement had a term of one year.  As compensation for its services, the consultant was to receive $10,000 per month plus a warrant to purchase 5,000,000 shares of the Company’s common stock.  The warrant has an exercise price of $0.03 per share, contains a cash-less exercise provision, and expires ten years from date of issue.  The Company valued this warrant at $146,000 using the Black-Scholes pricing model.  The weighted average fair value of the stock options was $0.0292 per share.  The weighted-average assumptions used for the calculation of fair value were risk-free interest rate of 4.84%, volatility of 134%, expected life of ten years, and dividend yield of zero.  The fair value of the warrant was expensed as share-based compensation on the date of issue.  The fair value of the warrant was included in the liability for the financial instrument.  This consulting agreement was terminated in May 2007.  Since the consulting agreement was terminated prior to its expiration date, the Company’s obligations under the consulting agreement, if any, for the period after the termination date are unclear.  No demand for any additional compensation has been made against the Company under the consulting agreement.

NOTE J – EMPLOYMENT AGREEMENT

On March 20, 2008, the Company entered into an employment agreement with Bruce K. Nelson pursuant to which the Company hired Mr. Nelson to serve as its Executive Vice-President and Chief Financial Officer effective April 1, 2008. The initial term of employment commenced March 20, 2008 and continues through March 20, 2010. Thereafter, the term of employment shall automatically renew for successive one-year periods unless otherwise terminated in accordance with the employment agreement.

Mr. Nelson’s compensation package includes a base salary of $175,000, subject to annual increases based on the Consumer Price Index for the immediately preceding 12-month period, and a bonus payment based on Mr. Nelson’s satisfaction of certain performance criteria established by the compensation committee of the Company’s Board of Directors. The bonus amount in any fiscal year will not exceed 100% of Mr. Nelson’s base salary. Mr. Nelson is eligible to participate in the Company’s employee stock option plan and other benefit plans.

The Company granted Mr. Nelson an option (the Initial Option) to acquire up to 2,000,000 shares of the Company’s common stock at an exercise price of $0.05. The Initial Option vests in tranches of 500,000 shares after 90 days, nine months, fifteen months, and two years of the employment term. The Initial Option expires after 10 years.  The Company also granted Mr. Nelson an option (the Performance Option) to acquire up to 2,500,000 shares of the Company’s common stock at an exercise price of $0.05, subject to the Company’s achievement of certain market capitalization goals. The Performance Option expires after five years.

The Company was permitted to terminate Mr. Nelson’s employment on the first anniversary of the employment term, provided that the Company pay Mr. Nelson three (3) months salary if such termination was without “cause.” If Mr. Nelson’s employment is terminated by the Company without “cause” or by Mr. Nelson for “good reason” after the first anniversary of the employment term, Mr. Nelson will be entitled to receive severance payments including (i) an amount equal to his unpaid salary through the end of the second year of the employment agreement, and (ii) 100% of Initial Option shall vest, to the extent not already vested.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has accounted for the options under Mr. Nelson’s employment agreement as share-based compensation under SFAS No. 123(R).  The Company valued these options at $189,500 using the Black-Scholes pricing model.  The weighted average fair value of the stock options was $0.042 per share.  The weighted-average assumptions used for the calculation of fair value were risk-free rate of 2.38%, volatility of 127%, expected life of 5.2 years, and dividend yield of zero.  The Company is amortizing this compensation over the vesting period for the Initial Option and over the period of time in which the satisfaction of market capitalization milestones for the Performance Option are expected to be fulfilled that will result in the vesting of these stock options.  The Company currently estimates these time periods to be three years for the Performance Options.  During the year ended December 31, 2008, the Company amortized and recognized $91,346 of share-based compensation related to these options.

NOTE K – STOCK OPTIONS AND WARRANTS

Stock Options and Compensation-Based Warrants

           The Company has two incentive stock option plans wherein 24,000,000 shares of the Company’s common stock are reserved for issuance thereunder.  As of December 31, 2008, 300,000 shares remain available under these plans.  As more fully described in Notes C, G, I, and J, the Company has issued stock options and compensation-based warrants during the years ended December 31, 2008 and 2007 to acquire 4,500,000 and 39,000,000 million shares, respectively, of the Company’s common stock.  Additionally, during the year ended December 31, 2008, the Company issued warrants to acquire 2,076,083 shares of common stock to Lodemo and an affiliated entity in satisfaction of accounts payable in the amount of $124,565.  The Company also granted options to acquire 700,000 shares of common stock to independent contractors during the year ended December 31, 2008.  During the year ended December 31, 2007, as more fully described in Note L, the Company canceled an option to acquire 14,000,000 shares of common stock pursuant to a settlement agreement with the Company’s former chief executive officer.  No income tax benefit has been recognized for share-based compensation arrangements and no compensation cost has been capitalized in the balance sheet.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of options and compensation-based warrants at December 31, 2008 and 2007, and changes during the years then ended is presented in the following table:

			Weighted
		Weighted	Average
	Shares	Average	Remaining	Aggregate
	Under	Exercise	Contractual	Intrinsic
	Option	Price	Life	Value
Outstanding at December 31, 2006	19,883,000	$0.05
Granted	39,000,000	0.02
Expired	-	-
Cancelled	(14,000,000)	0.02
Outstanding at December 31, 2007	44,883,000	0.03
Granted	7,276,083	$0.04
Expired	-	-
Outstanding at December 31, 2008	52,159,083	$0.03	6.4 years	$316,141
Exercisable at December 31, 2008	36,134,083	$0.03	7.4 years	$316,141

At December 31, 2008, 80,000 of the options outstanding have no stated contractual life.  Except for warrants issued in satisfaction of accounts payable, the fair value of each stock option grant and compensation-based warrant is estimated on the date of grant or issuance using the Black-Scholes option pricing model.  In the case of the warrants issued in satisfaction of accounts payable, the warrants were valued at the amount of the accounts payable satisfied.  The weighted-average fair value of stock options and compensation-based warrants issued during the year ended December 31, 2008 was $0.039.  The weighted-average assumptions used for options granted and compensation-based warrants issued during the year ended December 31, 2008 were risk-free interest rate of 2.2%, volatility of 132%, expected life of 4.9 years, and dividend yield of zero.  The weighted-average fair value of stock options and compensation-based warrants issued during the year ended December 31, 2007 was $0.045.  The weighted-average assumptions used for options granted and compensation-based warrants issued during the year ended December 31, 2007 were risk-free interest rate of 4.5%, volatility of 132%, expected life of 8.5 years, and dividend yield of zero.  The assumptions employed in the Black-Scholes option pricing model include the following.  The expected life of stock options represents the period of time that the stock options granted are expected to be outstanding prior to exercise. The expected volatility is based on the historical price volatility of the Company’s common stock. The risk-free interest rate represents the U.S. Treasury constant maturities rate for the expected life of the related stock options. The dividend yield represents anticipated cash dividends to be paid over the expected life of the stock options.

Share-based compensation from all sources recorded during the years ended December 31, 2008 and 2007 was $371,439 and $3,118,021, respectively.  Share-based compensation has been included in the accompanying Consolidated Statements of Operations as follows:

Period Reported	General and Administrative Expense	Research and Development Expense	Loss from Discontinued Operations	Total
Year ended December 31, 2008	$371,439	$-	$-	$371,439
Year ended December 31, 2007	2,014,637	986,584	116,800	$3,118,021

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2008, there is approximately $295,000 of unrecognized compensation cost related to stock-based payments that will be recognized over a weighted average period of approximately 1.6 years.

Stock Warrants

A summary of the status of the warrants granted at December 31, 2008 and 2007, and changes during the years then ended is presented in the following table:

		Weighted
	Shares	Average
	Under	Exercise
	Warrant	Price
Outstanding at December 31, 2006	38,973,861	$0.19
Issued	29,161,157	0.01
Cancelled	(29,161,157)	0.20
Expired	(7,940,482)	0.15
Outstanding at December 31, 2007	31,033,379	0.02
Issued	581,395	0.13
Expired	(1,872,222)	0.18
Outstanding at December 31, 2008	29,742,552	$0.01

NOTE L – RELEASE AND SETTLEMENT AGREEMENT WITH CHIEF EXECUTIVE OFFICER

On August 31, 2007, the Company entered into a Release and Settlement Agreement with Judy Robinett, the Company’s then-current Chief Executive Officer, pursuant to which Ms. Robinett agreed to continue to act as the Company’s transitional Chief Executive Officer.  Under the agreement, Ms. Robinett agreed to, among other things, assist the Company in the sale of its legacy assets, complete the preparation and filing of the delinquent reports to the Securities and Exchange Commission (the SEC) that related to the periods prior to the appointment of Mr. Palmer, and provide certain shareholder and creditor related services.  Upon the completion of the foregoing matters, in particular the filing of the delinquent reports to the SEC, Ms. Robinett was to resign, and Mr. Palmer was to thereafter assume the office of Chief Executive Officer.   Under the agreement, Ms. Robinett agreed to (i) forgive her potential right to receive $1,851,805 in accrued and unpaid compensation, un-accrued and pro-rata bonuses, and severance pay and (ii) the cancellation of stock options to purchase 14,000,000 shares of common stock at an exercise price of $0.02 per share.  In consideration for her services, the forgiveness of the foregoing cash payments, the cancellation of the foregoing stock options, and settlement of other issues, the Company agreed to (a) pay Ms. Robinett $500,000 upon the receipt of the Eucodis cash payment under the agreement to sell the SaveCream Assets, (b) pay Ms. Robinett a commission of fifteen percent of the gross proceeds received by the Company from the sale of the MDI-P asset, (c) pay Ms. Robinett $20,833 in monthly salary for serving as transitional Chief Executive Officer of the Company during the period from April 1, 2007 until the effective date of her resignation, and (d) permit Ms. Robinett to retain some of her previously granted incentive stock options in such an amount allowing her to purchase up to two million shares of common stock, which options shall continue to have the same terms and conditions as currently in existence, including an option price of $0.01 per share and expiration date of December 31, 2112.  Pursuant to this agreement, Ms. Robinett resigned on December 21, 2007.  As a consequence of the settlement agreement, the Company i) has recorded a gain on the settlement of debt of $395,137, representing the difference between Ms. Robinett’s accrued compensation and the settlement amount of $500,000, and ii) has cancelled her option to purchase 14,000,000 shares of common stock.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE M – DISCONTINUED OPERATIONS

Prior to 2007, the Company was a developmental-stage bio-pharmaceutical company engaged in the research, validation, development and ultimate commercialization of two drugs known as SaveCream and MDI-P.  SaveCream is a drug candidate that the Company was developing to reduce breast cancer tumors.  MDI-P was a drug candidate being developed as an anti-infective treatment for bacterial infections, viral infections and fungal infections.  During the three months ended March 31, 2007, the Board of Directors determined that it could no longer fund the development of these drug candidates and could not obtain additional funding for these drug candidates.  The Board evaluated the value of its developmental stage drug candidates and in March 2007, the Board determined that the best course of action was to discontinue further development of these drug candidates and sell these technologies.

Plan to Sell SaveCream Assets

On March 8, 2007, the Company entered into a binding letter of intent with Eucodis Pharmaceuticals Forschungs und Entwicklungs GmbH, an Austrian company (Eucodis), regarding their intent to proceed with the evaluation, negotiation, and execution of a sale and purchase agreement related to certain assets of the Company.  On July 6, 2007, the Company entered into a sale and purchase agreement (the Asset Sale Agreement) with Eucodis, pursuant to which Eucodis agreed to acquire certain assets of the Company in consideration for a cash payment and the assumption by Eucodis of certain indebtedness of the Company.  The assets to be acquired by Eucodis pursuant to the Asset Sale Agreement included all of the Company’s right, title and interest in all patents, patent applications, United States and foreign regulatory files and data, pre-clinical study data and anecdotal clinical trial data concerning SaveCream.  In addition, at the closing of the sale, the Company was to assign to Eucodis all of its right, title and interest in a co-development agreement with Eucodis, dated as of July 29, 2006, related to the co-development and licensing of SaveCream (including the intellectual property rights acquired in connection with that development) and their rights under certain other contracts relating to SaveCream.  The sale to Eucodis was scheduled to close at the end of January 2008 after the Company’s shareholders approved the sale.  On January 29, 2008, the shareholders of the Company approved the transaction.  Shortly before the scheduled closing, Eucodis informed the Company that it was unable to complete the transaction as agreed because it had insufficient funds and needed to obtain additional financing.

The Company thereafter commenced discussions with Eucodis regarding the possibility of obtaining financing and possibly deferring the closing of the sale. However, as of February 27, 2008, Eucodis still had not obtained sufficient financing to complete its purchase of the SaveCream technology. Accordingly, on February 27, 2008, the Company delivered to Eucodis a letter formally notifying Eucodis that the Asset Agreement had been terminated.  On February 29, 2008, Eucodis informed the Company that (i) it was completing an agreement for financing, which financing would provide Eucodis with sufficient funds to purchase the SaveCream assets for the purchase price, and substantially on the terms set forth in the Asset Sale Agreement, and (ii) that it still desired to complete the transaction contemplated by the Asset Sale Agreement. On February 29, 2008, the Company prepared a letter agreement again agreeing to sell the SaveCream assets to Eucodis on substantially the terms set forth in the Asset Sale Agreement (as amended).  Under the letter agreement, the sale to Eucodis was scheduled to occur at such time as Eucodis completed its financing, but in no event later than April 30, 2008.  As of April 30, 2008, Eucodis had not completed its financing, therefore, the Asset Sale Agreement, as amended by the Letter Agreement, terminated on its own terms.  The Company continued discussions with Eucodis and explored other potential purchasers of SaveCream. All discussions and agreements with Eucodis were terminated in July 2008 due to their inability to obtain their own pending financing. As a result of the failed funding of Eucodis, they were forced to cease their operations. However, the principal of Eucodis has agreed to continue to work with the Company in connection with the sale of the Company’s legacy assets.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has engaged investment banking firms to expedite the sale of the SaveCream asset.  The Company continues to seek interested parties that may purchase the asset.  However, the recent contraction of the capital markets has negatively impacted the abilities for several potential purchasers to consummate a purchase.  Although, management is continuing to taking steps to market and sell the SaveCream assets to potential buyers, no assurance can be given that this sale will actually be completed in the near future, or ever. Due to the inability of the engaged investment bankers to facilitate a sales transaction of the asset, the Company has terminated the engagement of the investment banking firms.

Agreement to Sell MDI-P

The Company also entertained various offers to purchase the Company’s rights to the assets related to the MDI-P compound.  On August 9, 2007, the Company sold the MDI-P related assets for $310,000 in cash realizing a gain of $258,809.  The sale included the patents, name, and other intellectual property, research results and test data, production units and equipment, and other assets related to this technology.  No liabilities were assumed by the purchaser in this transaction.  A liability in the amount of $90,000 was extinguished due to the sale.  This extinguished liability was only payable when the Company received $1 million in cumulative license revenue from the MDI-P compound in any human indication.  Due to the sale of MDI-P for less than $1 million, this liability was no longer owed and was written off.

Accounting for Discontinued Operations

Pursuant to accounting rules for discontinued operations, the Company has classified all revenue and expense related to the operations, assets, and liabilities of its bio-pharmaceutical business as discontinued operations.  For all periods prior to March 2007, the Company has reclassified all revenue and operating expenses to discontinued operations, except for estimated general corporate overhead, because all of its operations related to the discontinued technologies.  For the year ended December 31, 2007, revenues of $200,000 are included in the Loss from Discontinued Operations and the Company has recorded a gain from the sale of MDI-P of $258,809.  For the year ended December 31, 2008, the Income from Discontinued Operations consists of the foreign currency transaction gains in the amount of $107,369 related to current liabilities associated with the discontinued operations that are denominated in euros, less $40,259 of expenses related to the SaveCream asset.  The assets that were under contract to be sold to Eucodis have no carrying value in the accompanying balance sheet, while the liabilities that were to be assumed in the planned sale were formerly segregated in the balance sheets and were previously characterized as Current Liabilities Associated with Assets Held for Sale.  As a consequence of the termination of the Asset Sale Agreement in 2008, these current liabilities have been reclassified into the captions Research and Development Obligation and Accounts Payable, as appropriate.  The Company has not recorded any gain or loss through December 31, 2008 associated with the planned sale of the SaveCream assets.

Transactions Related to the SaveCream Asset Purchase

On March 16, 2005, the Company completed the purchase of the intellectual property assets (the “Assets”) of Savetherapeutics AG, a German corporation in liquidation in Hamburg, Germany (“SaveT”). The Assets consisted primarily of patents, patent applications, pre-clinical study data and clinical trial data concerning SaveCream, a developmental-stage topical aromatase inhibitor treatment for breast cancer.  The purchase price of the Assets was €2,350,000, payable as follows: €500,000 at closing, €500,000 upon conclusion of certain pending transfers of patent and patent application rights from the inventors to the Company, and the remaining €1,350,000 upon successful commercialization of the Assets.

GLOBAL CLEAN ENERGY HOLDINGS, INC. AND SUBSIDIARIES
FORMERLY KNOWN AS MEDICAL DISCOVERIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The pending transfers of patent and patent application rights have not occurred. The Company has deemed the transfers are reasonably likely to occur due to existing contractual commitments of the inventors and the reasonably likely success of the Company’s action in German court proceeding to affect these transfers. Accordingly, the Company has recorded the second €500,000 payment as Research and Development Obligation in these financial statements.  In July 2006 the Company entered into a co-development and license agreement with Eucodis, which provided for up-front licensing fees and milestone payments in excess of the €1,350,000 threshold for successful commercialization of the Assets. Accordingly, in the year ended December 31, 2006 the Company recorded the final €1,350,000 purchase price payment as Research and Development Obligation in the accompanying financial statements.  The total obligation of €1,850,000 is included in current liabilities in the amount of $2,607,945 and $2,701,555, based on exchange rates in effect at December 31, 2008 and 2007, respectively.

On March 27, 2009, the Company was informed by German counsel that pending action in German courts appears to be settled in favor of the Company.

NOTE N – SUBSEQUENT EVENTS

Acquisition of Jatropha Farm in Belize

On October 29, 2008, the Company entered into a Stock Purchase Agreement with the four shareholders of Technology Alternatives Limited (TAL), a company formed under the Laws of Belize. TAL owns and operates a 400 acre farm in subtropical Belize, Central America, that currently is producing Jatropha. TAL has also been performing plant science research and has been providing technical advisory services for propagation of Jatropha for a number of years.

The shareholders of TAL are unaffiliated persons residing in the United Kingdom. Pursuant to the Stock Purchase Agreement, the Company will acquire 100% of the issued and outstanding shares of TAL for common stock in the Company, thereby making TAL a wholly-owned subsidiary of the Company. It is anticipated that the Company will issue 8,952,756 common shares in exchange for all of the outstanding shares of TAL. In addition to receiving the Company’s shares, the sellers will be repaid the promissory notes previously issued to them by TAL. However, as of March 27, 2009 all conditions precedent required for the exchange of consideration had not been satisfied, and shares have not been issued. Consequently, this transaction is not reflected in the Company’s financial statements dated as of December 31, 2008.

Furthermore, the seller had an obligation to maintain the asset in accordance with the Stock Purchase Agreement and failed to do so. Therefore, the sellers have agreed to decrease the acquisition price and to decrease the principal amounts of the promissory notes.

The selling shareholders had previously made loans to TAL to fund the operations of TAL. As of October 29, 2008 the transaction contemplated by the Stock Purchase Agreement, the remaining outstanding balance of these loans, in the aggregate, was determined to be $453,611. To reflect the current value of TAL, these notes will be reduced to $303,611 at closing. At the closing, the promissory notes evidencing these loans will be replaced by new promissory notes issued by TAL to the selling shareholders. The new notes have the following terms: (i) Interest free for 90 days; (ii) Interest accrues at an annual rate of 8% per annum commencing on the 91st day after the issuance of the notes; (iii) Interest accrues until maturity; (iv) The entire remaining unpaid balance of the notes is due and payable on August 31, 2009; (v) TAL and/or the Company may prepay the notes at any time without penalty, and the Company is required to prepay the notes if and when it receives future funding in an amount that, in the Company’s reasonable discretion, is sufficient to permit the prepayment of the notes without adversely affecting the Company’s operations or financial condition. The new notes are secured by the deed of legal mortgage on the 400 acre farm owned by TAL. Accordingly, in the event that TAL defaults under the notes, the selling shareholders will have the right to foreclose on the 400 acre Jatropha farm.

The acquisition will be accounted for under the purchase method of accounting and the results of operations of TAL will be consolidated with the results of operations of the Company from the date of acquisition.

Exhibit B

LIMITED LIABILITY COMPANY AGREEMENT

OF

GCE MEXICO I, LLC

A DELAWARE LIMITED LIABILITY COMPANY

This Limited Liability Company Agreement is made as of April 23, 2008, by and among Stewart Resnick and Lynda Resnick, as trustees of the Stewart and Lynda Resnick Revocable Trust dated December 27, 1998, as amended, Selim Zilkha, as trustee of the Selim K. Zilkha Trust, Michael Zilkha, as trustee of the DMZ 2000 Trust, Michael Zilkha, as trustee of the LLZ 2000 Trust, Nadia Z. Wellisz, as trustee of the JW 2000 Trust, Nadia Z. Wellisz, as trustee of the DW 2000 Trust and Global Clean Energy Holdings, Inc., a Utah corporation, with reference to the following facts:

A.              The parties desire to form GCE Mexico I, LLC as a limited liability company under the laws of the State of Delaware and, to that end, have filed a Certificate of Formation for the Company with the Delaware Secretary of State.

B.               The parties now desire to adopt a limited liability company agreement to govern their respective rights and obligations as members and as the manager of the Company.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt of which is acknowledged, the parties agree that the following shall be the Limited Liability Company Agreement of the Company.

ARTICLE I

DEFINITIONS

When used in this Agreement, the following terms have the following meanings:

1.1             “Act” means the Limited Liability Company Act of the State of Delaware.

1.2             “Adjusted Capital Account” of a Member means the Capital Account of that Member increased by the Member’s share of Company Minimum Gain and Member Minimum Gain.

1.3             “Adjusted Capital Contribution” of a Member means the excess of (a) that Member’s Capital Contribution to the Company, over (b) the Distributions to the Member under Section 6.10(b) and the Distributions under Section 10.5(a) that shall constitute return of capital Distributions. Distributions to a Member under Section 10.5(a) first shall constitute return of capital Distributions to the extent that these Distributions reduce the Member’s Adjusted Capital Contribution to an amount not less than zero, and thereafter Distributions under Section 10.5(a) shall constitute Distributions of Unpaid Preferred Return to the extent that these Distributions reduce the Member’s Unpaid Preferred Return to an amount not less than zero.

1.4             “Affiliate” of a Member or Manager means (a) a Person directly or indirectly (through one or more intermediaries) controlling, controlled by or under common control with that Member or Manager; (b) an officer, director, trustee, partner, member or immediate family member of that Member or Manager; or (c) a member of the immediate family of an officer, director, trustee, partner or member of that Member or Manager; provided, however, that (i) neither the Company nor any of its Subsidiaries will be deemed an Affiliate of a Member or Manager and (ii) neither a Member nor a Manager nor any of their respective Affiliates will be deemed an Affiliate of the Company or any of the Company’s Subsidiaries.  For these purposes “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership  of voting securities, by contract or otherwise.

1.5             “AGC” means ASIDEROS GLOBALES CORPORATIVO, a wholly-owned Subsidiary of the Company formed under the laws of Mexico.

1.6             “Agreement” means this Limited Liability Company Agreement of GCE Mexico I, LLC, as originally executed and as amended from time to time.

1.7             “Applicable Purchase Price” has the meaning specified in Section 5.3(d).

1.8             “Bankruptcy” of a Person means the institution of any proceedings under any federal or state law for the relief of debtors, including the filing by or against that Person of a voluntary or involuntary case under the federal bankruptcy law, which proceedings, if involuntary, are not dismissed within sixty (60) days after their filing; an assignment of the property of that Person for the benefit of creditors; the appointment of a receiver, trustee or conservator of any substantial portion of the assets of that Person, which appointment, if obtained ex parte, is not dismissed within sixty (60) days thereafter; the seizure by a sheriff, receiver, trustee or conservator of any substantial portion of the assets of that Person; the failure by that Person generally to pay its debts as they become due within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court; or that Person’s admission in writing of its inability to pay its debts as they become due.

1.9             “Bona Fide Offer” means an offer in writing to a Member offering (subject to no financing contingencies) to purchase all or any part of that Member’s Membership Interest or any interest therein and setting forth all of the material terms and conditions of the proposed purchase from an offeror who is ready, willing and able to consummate the purchase and who is neither the Company nor an Affiliate of that Member.

1.10           “Board” means the Board of Directors of the Company established pursuant to Section 5.1(a) and consisting of all of the Board Members.

1.11           “Board Member” means each member of the Board appointed by the Members pursuant to Section 5.1(a).

1.12           “Budget” means the budget for the operations of the Company and its Subsidiaries for a Fiscal Year, including without limitation, clearing, planting and farm management and all activities relating thereto (but excluding the cost of acquiring any real estate), setting forth month by month information for such Fiscal Year.  The initial Budget approved by the Members is attached hereto as Exhibit B.

1.13           “Business Day” means any day of the year in which banks are not required or authorized to close in Los Angeles, California.

1.14           “Capital Account” of a Member means the capital account of that Member determined from the inception of the Company strictly in accordance with the rules set forth in Section 1.704-1(b)(2)(iv) of the Treasury Regulations.  In the event that assets of the Company other than cash are distributed to a Member in kind, Capital Accounts shall be adjusted for the hypothetical “book” gain or loss that would have been realized by the Company if the distributed assets had been sold for their Fair Market Values in a cash sale (in order to reflect unrealized gain or loss).  In the event of the liquidation of the Company, Capital Accounts shall be adjusted for the hypothetical “book” gain or loss that would have been realized by the Company if all Company assets had been sold for their Fair Market Values in a cash sale (in order to reflect unrealized gain or loss).  In the event of the liquidation of the Company, Capital Accounts shall be adjusted for the hypothetical “book” gain or loss that would have been realized by the Company if all Company assets had been sold for their Fair Market Values in a cash sale (in order to reflect unrealized gain or loss). There shall be only one Capital Account for each Member, regardless of whether the Member owns more than one class of interest in the Company.

1.15           “Capital Contribution” of a Member, at any particular time, means the amount of money or property which that Member has theretofore contributed to the capital of the Company.

1.16           “Certificate of Formation” means the Certificate of Formation of the Company as filed under the Act with the Delaware Secretary of State.

1.17           “Closing” has the meaning specified in Section 7.8.

1.18           “Code” means the Internal Revenue Code of 1986.

1.19           “Common Member” means a Member who holds Common Units.

1.20           “Common Unit” means a unit of Membership Interest having the rights and obligations specified with respect to Common Units in this Agreement.

1.21           “Company” means GCE Mexico I, LLC, a Delaware limited liability company.

1.22           “Company Minimum Gain” with respect to any taxable year of the Company means the “partnership minimum gain” of the Company as determined for “book” purposes and computed strictly in accordance with the principles of Section 1.704-2(d) of the Treasury Regulations.

1.23           “Distributable Cash” at any time means that portion of the cash then on hand or in bank accounts of the Company which the Board deems available for distribution to the Members, taking into account (a) the amount of cash required for the payment of all current expenses, liabilities and obligations of the Company (whether for expense items, capital expenditures, improvements, retirement of indebtedness or otherwise), including, without limitation, all accrued interest and any other amounts payable under the Land Acquisition Loans, and (b) the amount of cash necessary to establish prudent reserves for the payment of future capital expenditures, improvements, retirements of indebtedness, amounts that will become payable under the Land Acquisition Loans, operations and contingencies, known or unknown, liquidated or unliquidated, including, but not limited to, liabilities which may be incurred in litigation and liabilities undertaken pursuant to the indemnification provisions of this Agreement.  Notwithstanding anything in this Agreement to the contrary, Distributable Cash shall be computed so that, after the distribution of Distributable Cash under Sections 6.10(a) and (b), one dollar of cash of the Company shall be applied to the Land Acquisition Loans and shall be treated as current indebtedness of the Company for every one dollar of Distributable Cash available for distribution to Members under Section 6.10(c); this sentence shall apply until all principal, accrued interest and other amounts payable under the Land Acquisition Loans have been paid.

1.24           “Distribution” means the transfer of money or property by the Company to one or more Members without separate consideration.

1.25           “Economic Interest” means a share, expressed as a percentage, of one or more of the Company’s Net Profits, Net Losses, Tax Credits, Distributable Cash or other Distributions, but does not include any other rights of a Member, including, without limitation, the right to vote or participate in the management of the Company or the right to information concerning the business and affairs of the Company.

1.26           “Economic Risk of Loss” means the economic risk of loss within the meaning of Section 1.752-2 of the Treasury Regulations.

1.27           “Exculpatory Liability” means a liability that is treated as an “exculpatory liability” pursuant to Part V.B of Treasury Decision 8385, 56 Federal Register 66978-66995 (December 27, 1991).

1.28           “Fair Market Value” means, with respect to an asset or group of assets, the price at which that asset or group of assets would be sold for cash payable at closing between a willing buyer and a willing seller, each having reasonable knowledge of all relevant facts concerning the asset or group of assets and neither acting under any compulsion to buy or sell.

1.29           “Fiscal Year” means the Company’s fiscal year, which shall be the calendar year.

1.30           “Former Member” has the meaning specified in Section 8.2.

1.31            “Former Member’s Interest” has the meaning specified in Section 8.2.

1.32           “GCE” means Global Clean Energy Holdings, Inc. or any permitted successor-in-interest to some or all of its Membership Interest.

1.33           “GCE ROFO Notice” has the meaning specified in Section 7.6(b).

1.34           “GCE ROFR Notice” has the meaning specified in Section 7.6(b).

1.35           “Land Acquisition Loan” has the meaning specified in Section 3.2(a).

1.36           “Lender” has the meaning specified in Section 3.2(b).

1.37           “Manager” shall mean GCE or any successor manager approved by the Preferred Members pursuant to Section 5.2(e) or unanimously approved by all of the Board Members.

1.38           “Member” means each Person who (a) is an initial signatory to this Agreement, has been admitted to the Company as a Member in accordance with the Certificate of Formation or this Agreement or is a transferee of a Member who has become a Member in accordance with ARTICLE VII, and (b) has not suffered a Membership Termination Event or Transferred its entire Membership Interest in accordance with the provisions of ARTICLE VII.

1.39           “Member IP” has the meaning specified in Section 5.8(b).

1.40           “Member Minimum Gain” has the meaning given to the term “partner nonrecourse debt minimum gain” in Section 1.704-2(i) of the Treasury Regulations.

1.41           “Member Nonrecourse Debt” means any “partner nonrecourse liability” or “partner nonrecourse debt” under Section 1.704-2(b)(4) of the Treasury Regulations.  Subject to the foregoing, it means any Company liability to the extent the liability is nonrecourse for purposes of Section 1.1001-2 of the Treasury  Regulations, and a Member (or related Person within the meaning of Section 1.752-4(b) of the Treasury Regulations) bears the Economic Risk of Loss under Section 1.752-2 of the Treasury Regulations because, for example, the Member or related Person is the creditor or a guarantor.

1.42           “Member Nonrecourse Deductions” means the Company deductions, losses and Code Section 705(a)(2)(B) expenditures, as the case may be (as computed for “book” purposes), that are treated as deductions, losses and expenditures attributable to Member Nonrecourse Debt under Section 1.704-2(i)(2) of the Treasury Regulations.

1.43           “Membership Interest” means a Member’s total interest as a member of the Company, including that Member’s share of the Company’s Net Profits, Net Losses, Distributable Cash or other Distributions, its right to inspect the books and records of the Company and its right, to the extent specifically provided in this Agreement, to participate in the business, affairs and management of the Company and to vote or grant consent with respect to matters coming before the Company.

1.44           “Membership Termination Event” with respect to any Member means one or more of the following:  the insanity, permanent disability, withdrawal, resignation, Bankruptcy, dissolution or an attempted Transfer of a Member’s Membership Interest or Economic Interest which is not made in accordance with the provisions of ARTICLE VII.

1.45           “Net Profits” and “Net Losses” mean, for each Fiscal Year of the Company, the net income or net loss, respectively, of the Company. For this purpose, “income” shall refer to all items (other than Capital Contributions) that increase capital accounts under Treasury Regulations Section 1.704-1(b)(2)(iv) (such as “book” gain and income), and “loss” shall refer to all items (other than Distributions) that decrease capital accounts under Treasury Regulations Section 1.704-1(b)(2)(iv) (such as “book” deduction and loss). Notwithstanding the foregoing, all items specially allocated under Sections 6.1 through 6.7 shall be excluded from the computation of Net Profits and Net Losses.

1.46           “Nonrecourse Deductions” in any fiscal period means the amount of Company “book” deductions that are characterized as “nonrecourse deductions” under Treasury Regulations Section 1.704-2(b) of the Treasury Regulations.

1.47           “Non-Transferring Member” has the meaning specified in Section 7.6(a).

1.48           “Notice” has the meaning specified in Section 7.7(a).

1.49           “Offering Member(s)” has the meaning specified in Section 7.7(a).

1.50           “Other Member(s)” has the meaning specified in Section 7.7(a).

1.51           “Percentage Interest” means the percentage interest of a Member with respect to Common Units set forth opposite the name of that Member in Exhibit A, as such percentage may be adjusted from time to time pursuant to the provisions of this Agreement.

1.52           “Person” means any entity, corporation, company, association, joint venture, joint stock company, partnership (whether general, limited or limited liability), trust, limited liability company, real estate investment trust, organization, individual (including any personal representative, executor or heir of a deceased individual), nation, state, government (including any agency, department, bureau, board, division or instrumentality thereof), trustee, receiver or liquidator.

1.53           “Preferred Member” means a Member who holds Preferred Units.

1.54           “Preferred Return” of a Preferred Member means a cumulative preferential rate of return in an amount equal to twelve percent (12%) per annum (compounded annually on January 1 of each year), prorated for fractional periods, on the amount of that Member’s Adjusted Capital Contribution. The Preferred Return shall be computed on the basis of a computational year of 360 days comprised of equal months of 30 days each. Contributions shall not bear the Preferred Return for the day on which funds are contributed to the Company; however, funds distributed to Members that reduce a Member’s Adjusted Capital Contribution shall bear the Preferred Return for the day on which those funds are distributed to the Member.

1.55           “Preferred Unit” means a unit of Membership Interest having the rights and obligations specified with respect to Preferred Members and Preferred Units in this Agreement.

1.56           “Project” means the acquisition by the Company, whether directly or indirectly through one or more Subsidiaries, of up to 2,100 hectares of land located in the State of Yucatan, in Mexico to be used primarily for planting, growing and harvesting Jatropha curcas, and the marketing, distribution and sale of the resulting fruit, seeds, or pre-processed Crude Jatropha Oil, as biodiesel feedstock, biomass or otherwise, and the sale or utilization of environmental attributes relating thereto, including without limitation, carbon value, green fuel value, or renewable energy credit value.

1.57           “Purchase Price” has the meaning specified in Section 7.7(a)

1.58           “Resnick Trust” means the Stewart and Lynda Resnick Revocable Trust dated December 27, 1998, as amended, or any permitted successor-in-interest to some or all of its Membership Interest.

1.59           “Resnick/Zilkha Members” has the meaning specified in Section 7.6(b).

1.60           “ROFO Notice” has the meaning specified in Section 7.6(a).

1.61           “ROFR Notice” has the meaning specified in Section 7.6(a).

1.62           “Subsidiary” means with respect to any Person, any corporation, association, joint venture, partnership, limited liability company or other business entity (whether now existing or hereafter organized) of which at least a majority of the voting stock or other ownership interests having ordinary voting power for the election of directors (or the equivalent) is, at the time as of which any determination is being made, owned or controlled by such Person or one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person.

1.63            “Tax Credits” means all credits against income or franchise taxes and credits allowable to Members under state, federal or other tax statutes.

1.64           “Tax Matters Partner” means the Member appointed pursuant to the provisions of Section 9.3 to serve as the “tax matters partner” of the Company for purposes of Sections 6221-6233 of the Code.  Initially, the Tax Matters Partner shall be GCE.

1.65           “Transfer” means, with respect to a Membership Interest or any interest therein, the sale, assignment, transfer, disposition, pledge, hypothecation or encumbrance thereof, whether direct or indirect, voluntary, involuntary or by operation of law, and whether or not for value, of (a) all or any part of that Membership Interest or interest therein or (b) in the case of GCE, a controlling interest in any Person which directly or indirectly through one or more intermediaries holds GCE’s Membership Interest or interest therein.

1.66           “Transferring Member” has the meaning specified in Section 7.6(a).

1.67           “Treasury Regulations” means the regulations of the United States Treasury Department pertaining to the income tax.

1.68           “Units” means either Common Units and/or Preferred Units.

1.69           “Unpaid Preferred Return” of a Member means the excess of (i) the Preferred Return of the Member accrued to date over (ii) the sum of all Distributions to the Member under Section 6.10(a) and the Distributions to the Member under Section 10.5(a) that shall constitute return of capital Distributions.  Distributions to a Member under Section 10.5(a) first shall constitute return of capital Distributions to the extent that these Distributions reduce the Member’s Adjusted Capital Contribution to an amount not less than zero, and thereafter Distributions under Section 10.5(a) shall constitute Distributions of Unpaid Preferred Return to the extent that these Distributions reduce the Member’s Unpaid Preferred Return to an amount not less than zero.

1.70           “Zilkha Members” means the Zilkha Trust, DMZ 2000 Trust, LLZ 2000 Trust, JW 2000 Trust and DW 2000 Trust, or any permitted successor-in-interest to some or all of any of their Membership Interests.

1.71            “Zilkha Transferor” has the meaning specified in Section 7.5(a)

1.72            “Zilkha Trust” means the Selim K. Zilkha Trust or any permitted successor-in-interest to some or all of its Membership Interest.

References in this Agreement to “Articles,” “Sections,” “Exhibits” and “Schedules,” shall be to the Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specifically provided; all Exhibits and Schedules to this Agreement are incorporated herein by reference; any of the terms used in this Agreement may, unless the context otherwise requires, be used in the singular or the plural and in any gender depending on the reference; the words “herein”, “hereof” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; and except as otherwise specified in this Agreement, all references in this Agreement (a) to any Person shall be deemed to include such Person’s permitted heirs, personal representatives, successors and assigns; and (b) to any agreement, any document or any other written instrument shall be a reference to such agreement, document or instrument together with all exhibits, schedules, attachments and appendices thereto, and in each case as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof; and (c) to any law, statute or regulation shall be deemed references to such law, statute or regulation as the same may be supplemented, amended, consolidated, superseded or modified from time to time.

ARTICLE II

ORGANIZATIONAL MATTERS

2.1             Name.  The name of the Company shall be “GCE MEXICO I, LLC.”  The business of the Company may be conducted under that name or, upon compliance with applicable law, under any other name that the Board deems appropriate or advisable.

2.2             Term.  The term of the Company’s existence commenced upon the filing of its Certificate of Formation with the Delaware Secretary of State on February 27, 2008 and shall continue until such time as it is terminated pursuant to ARTICLE X.

2.3            Office and Agent.  The principal office of the Company shall be at 6033 W. Century Blvd., Suite 1090, Los Angeles, California 90045 or at such other place as the Board may determine from time to time.  The Company may also have such offices within and without the State of California as the Board may from time to time determine.  The name and business address of the Company’s agent for service of process in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the city of Wilmington, County of New Castle, or as may otherwise be determined by the Board from time to time.

2.4            Purpose of Company.  The Company may engage in any lawful activity for which a limited liability company may be organized under the Act; however, its primary purpose shall be to engage in the Project to establish a commercial product focused on the growing of the Jatropha curcas to supply crude Jatropha oil suitable for use as a biodiesel feedstock and to take all actions relating thereto.  Notwithstanding the foregoing, the Company shall not engage in any business unrelated to the Project or in furtherance of the purposes of the Company, unless the Board consents thereto.

2.5             Intent.  It is the intent of the Members that the Company shall always be operated in a manner consistent with its treatment as a “partnership” for Federal and state income tax purposes.  It also is the intent of the Members that the Company not be operated or treated as a “partnership” for purposes of Section 303 of the United States Bankruptcy Code.  No Member shall take any action inconsistent with that express intent.

2.6             Formation Expenses.  GCE shall be responsible for and shall pay all fees and expenses incurred by it in connection with the formation of the Company, including, without limitation, all legal and accounting fees and expenses incurred by it in connection with the negotiation, preparation, execution and delivery of this Agreement.  The Company shall pay, or reimburse the Resnick Trust and the Zilkha Trust for the payment of, fees and expenses incurred by the Resnick Trust and the Zilkha Trust in connection with the formation of the Company, including, without limitation, all legal and accounting fees and expenses incurred by them in connection with the negotiation, preparation, execution and delivery of this Agreement.  The Company shall pay all filing fees, minimum franchise or other similar taxes and other governmental charges incident to its formation and qualification to do business.

ARTICLE III

CAPITAL CONTRIBUTIONS

3.1           Units.

(a)           Authorized Units.  The authorized Units which the Company has authority to issue consists of 1,000 authorized Common Units, and 1,000 authorized Preferred Units.  The ownership by a Member of Units shall entitle such Member to allocations of Net Profit and Net Loss and other items and Distributions as set forth in ARTICLE VI hereof.  On the date hereof, the Company has issued to each of the Members the number of Common Units and Preferred Units set forth opposite the Member’s name on Exhibit A attached hereto.

(b)           Capital Contributions.

(i)           Common Units.  No Capital Contribution is required with respect to the issuance of Common Units.

(ii)           Preferred Units. With respect to the Preferred Units, each Preferred Member shall make Capital Contributions, up to the aggregate amount set forth on Exhibit A attached hereto, as described in this paragraph.  At least ten (10) Business Days prior to the commencement of any calendar quarter, the Manager shall provide written notice to each Preferred Member of the funds necessary for the Company’s operations, as reflected in the then current Budget approved by the Board, for such quarter.  At least three (3) Business Days prior to the commencement of such quarter, each Preferred Member shall make a Capital Contribution in immediately available funds to the Company in an amount equal to fifty percent (50%) of the necessary funds set forth in such notice; provided, however, that, notwithstanding anything to the contrary contained herein, (A) the aggregate Capital Contribution obligation for each Preferred Member under this subparagraph shall not exceed $1,116,312 and (B) in the event of a conflict between the amount of funds requested in the notice and the amount of funds reflected in the then current Budget approved by the Board, the Capital Contribution obligations for a Preferred Member with respect to such request shall be limited to fifty percent (50%) of the lesser of the two amounts.

(iii)           Additional Capital Contributions. No Member shall be required to make any Capital Contributions other than as described in this Section 3.1.  To the extent approved by the Board, from time to time, the Members may be permitted to make additional Capital Contributions if and to the extent they so desire, and if the Members determine that such additional Capital Contributions are necessary or appropriate for the conduct of the Company’s business.  In that event, the Members shall have the opportunity, but not the obligation, to participate in such additional Capital Contributions on a pro rata basis in accordance with their Percentage Interests, and such Percentage Interests and Sections 6.8, 6.9 and 6.10 shall be modified in such manner as agreed to by the Board and the Members.

(iv)           Each Member shall receive a credit to its Capital Account in the amount of any capital which it contributes to the Company.  The Board shall update Exhibit A from time to time to credit each Member with the amount of any additional Capital Contributions hereafter made by such Member and additional Units issued to such Members.

(c)           Unit Rights.  Each class of Units, and each Unit in a class, shall have the rights and obligations described in this Agreement, including without limitation, with respect to Capital Account balances, allocations of Net Profit and Net Loss, Distributions, approval rights, Transfer restrictions and purchase and sale rights and obligations.

3.2           Loans.

(a)           Loans for Land Acquisition. Each of the Resnick Trust and the Zilkha Trust shall lend up to $1,026,000 to AGC to be used solely for the purpose of purchasing land necessary for the Project (each, a “Land Acquisition Loan”) upon the satisfaction of all of the following terms and conditions:  (a) the Board has authorized AGC to execute and deliver an agreement for the acquisition of real estate for the Project, (b) the Manager has given each of the Resnick Trust and the Zilkha Trust at least ten (10) Business Days prior written notice of the expected closing date for such acquisition and the amount of funds necessary for AGC to satisfy its obligations under such acquisition agreement, (c) AGC has executed and delivered to the Resnick Trust and the Zilkha Trust the promissory note and mortgage in the form of Exhibit C, and D, respectively, attached hereto; provided, however, that (i) the interest payable under such Land Acquisition Loans shall be twelve percent (12%) per annum, compounded annually on January 1 of each year, prorated for fractional periods, computed on the basis of a computational year of 360 days comprised of equal months of 30 days each, with no interest accruing for the day on which the loan is made, but with interest accruing for the day on which the loan is paid, (ii) the promissory note shall contain a “due on sale clause” and accelerate upon a default under the note or GCE’s purchase of the Membership Interests of the Resnick Trust or the Zilkha Trust, and (iii) the maturity date shall be ten (10) years after the date of such Land Acquisition Loans.  Provided that such terms and conditions have been satisfied, each of the Resnick Trust and the Zilkha Trust shall, on the expected closing date, make a Land Acquisition Loan to AGC in immediately available funds in an amount equal to fifty percent (50%) of the necessary funds set forth in such notice; provided, however, that, notwithstanding anything to the contrary contained herein, the obligation for each of the Resnick Trust and the Zilkha Trust to make a Land Acquisition Loan under this Section shall not exceed $1,026,000.

(b)           Treatment of Loans.  To the fullest extent permitted by law, all principal, interest, costs and expenses due and payable by the Company to the Members or Affiliates thereof in repayment of loans shall be treated in the same manner as liabilities payable to unaffiliated creditors of the Company and shall be paid and taken into account, as such, before any Distributions of Distributable Cash are made to the Members.  Without limiting the foregoing, the Members acknowledge that any Member or Affiliate of a Member (“Lender”) who loans money to the Company shall have rights, the exercise of which will be in conflict with the Company’s best interests.  In that regard, the Members hereby authorize, agree and consent to the Lender’s exercise of any of Lender’s rights under any promissory note, deed of trust, security agreement or other loan document, even though the Lender’s exercise of those rights may be detrimental to the Company or the Company’s business.  Further, the Members agree that any Lender’s proper exercise of the rights shall not be deemed a breach of that Lender’s fiduciary duties (if any) to the Company.

3.3           Capital Accounts.  The Company shall establish and maintain an individual Capital Account for each Member.

3.4           No Priorities of Members; No Withdrawals of Capital.  Except as otherwise specified in ARTICLE VI, ARTICLE X and in the Act, no Member shall have a priority over any other Member as to any Distribution, whether by way of return of capital or by way of profits, or as to any allocation of Net Profits or Net Losses.  No Member shall have the right to withdraw or reduce its Capital Contributions in the Company except as a result of the dissolution of the Company or as otherwise provided in the Act, and, except as provided in Section 10.3, no Member shall have the right to demand or receive property other than cash in return for its Capital Contributions or Membership Interest.

3.5           No Interest on Capital Contributions.  No Member shall be entitled to receive any interest on its Capital Contributions; it being acknowledged that the Preferred Return does not constitute interest.  This Section shall not restrict the right of any member to receive interest on loans made to the Company by such Member.

ARTICLE IV

MEMBERS

4.1           Limited Liability.  Except as required under the Act or as expressly set forth in this Agreement, no Member shall be personally liable for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise.

4.2           Admission of Additional Members.  Subject to compliance with applicable law and the approval of the Board, additional Members may be admitted to the Company from time to time upon such terms and conditions as the Board may determine, and any such additional Members shall be granted Membership Interests and may participate in the management, Distributable Cash, Net Profits, Net Losses, Tax Credits and other Distributions of the Company on such terms as the Board may fix; provided, however, that if such terms may require amendment to this Agreement, all of the Members must also consent to such amendment.

4.3           Withdrawal.  No Member may withdraw or resign from the Company except with the prior written consent of the other Members which consent may be given or withheld, conditioned or delayed in the other Members’ sole discretion.  Any such permitted withdrawal or resignation of a Member shall constitute a Membership Termination Event, and upon the occurrence thereof, that Member’s Membership Interest may, at the election of the holders of a majority of the Units held by all other Members, either be converted to a bare Economic Interest or purchased as provided in Section 8.2.  In addition, such Member will be liable to the Company and the other Members for all damages suffered by the Company and the other Members as a result of such withdrawal.

4.4           Members Are Not Agents.  No Member, acting solely in its capacity as a Member, may be an agent of the Company, nor may any Member, in that capacity, bind or execute any instrument on behalf of the Company without the prior written consent of the Manager.

4.5          Meetings of Members; Written Consent.  Meetings of the Members shall be held at such times and places within or without the State of California as the Members may fix from time to time, but, in any event, any Member may call a special meeting of the Members upon fourteen (14) days prior written notice to the other Members.  No annual, regular or special meetings of Members are required, but if such meetings are held, they shall be conducted pursuant to the Act.  Members may participate in any meeting through the use of conference telephones or similar communications equipment as long as all Members participating can hear one another.  A Member so participating is deemed to be present in person at the meeting.  Any action which may be taken by the Members at a meeting may also be taken without a meeting, if a consent in writing setting forth the action so taken is signed by all the Members.  A consent transmitted by electronic transmission by a Member or other Person authorized to act for that Member shall be deemed to be written and signed by that Member for these purposes, and the term “electronic transmission” means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.  Except where any of the Preferred Members have been given the right to act alone, the affirmative unanimous vote of all the Members shall be required for the Members to approve any action.  The Zilkha Members shall vote as a block.

4.6          Member Approvals.  Except where this Agreement requires the consent or approval of all of the Members, the consent or approval of the Members shall occur at such time as Members holding at least a majority of the Units in each class have given their consent or approval.  Except where this Agreement requires the consent or approval of all of the Members of a class of Units, the consent or approval of Members holding a class of Units shall occur at such time as Members holding at least a majority of the Units in such class have given their consent or approval

ARTICLE V

MANAGEMENT AND CONTROL OF THE COMPANY

5.1          Board of Directors.

(a)           Election and Term of Board.  The business and affairs of the Company shall be managed under the direction of the Board which shall be constituted in accordance with this Section 5.1.  The expression of any power or authority of the Board in this Agreement shall not in any way limit or exclude any other power or authority of the Board which is not specifically or expressly set forth in this Agreement.  The Members shall designate the members of the Board (the “Board Members”) as follows: two (2) Board Members shall be designated by GCE and two (2) Board Members shall be designated by the Preferred Members, with each of the Resnick Trust and the Zilkha Trust having the right to designate one (1) Board Member; provided, however, that (a) if GCE shall be removed as the Manager pursuant to Section 5.2(e), the Board Members designated by GCE shall thereupon be deemed removed as Board Members and GCE shall have no further right to designate Board Members, or (b) if a Member’s Membership Interest is converted to an Economic Interest, whether as a result of a Membership Termination Event, a Transfer to a Person who is not then admitted as a substituted Member or otherwise, any Board Member designated by such Member shall be deemed removed and such Member or its successor or transferee shall have no further right to designate any Board Member.  Subject to the foregoing, each of GCE and the Preferred Members shall have the right to change the identity of the Board Member appointed by it at any time and for any reason, by written notice to the other Member, and each Board Member so appointed shall serve in that capacity until he or she resigns or is removed by the Member which appointed him or her, in its absolute discretion.  Initially, Richard Palmer and Bruce K. Nelson shall be the Board Members appointed by GCE, and Stewart A. Resnick and Selim Zilkha shall be the Board Members appointed by the Preferred Members.

(b)           Meetings of the Board.  Meetings of the Board may be called at any time, upon five (5) Business Days’ prior notice, by any Board Member or by the Manager; provided, however, that in case of an emergency such meeting may be called on one (1) Business Day’s notice.  Unless the Board agrees otherwise, such meetings shall be held at the principal offices of the Company. A notice of a meeting need not specify the purpose of that meeting, and notice of the meeting need not be given to any Board Member who signs a waiver of notice, a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting the lack of notice prior to the commencement of the meeting.  Any Board Member may grant any other Board Member a proxy to act in his or her place at any meeting of the Board.  Board Members may participate in any meeting of the Board by means of conference telephones or similar communications equipment so long as all Board Member participating can hear one another.  A Board Member so participating is deemed to be present at the meeting.  The affirmative unanimous vote of all Board Members in office shall be required for the Board to approve any action.

(c)           Written Consent.  Any action which may be taken by the Board Members at a meeting may also be taken without a meeting, if a consent in writing setting forth the action so taken is signed by all the Board Members.  A consent transmitted by electronic transmission by a Board Member or other Person authorized to act for that Board Member shall be deemed to be written and signed by that Board Member for these purposes, and the term “electronic transmission” means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(d)           Standard of Care.  Every Board Member shall discharge his or her duties in good faith, with the care an ordinary prudent person in a like position would exercise under similar circumstances, and in a manner he or she reasonably believes to be in the best interests of the Company and its Members; provided, however, that Board Members may, in their sole discretion, take actions which are in the best interests of the Member who appointed them regardless of whether such action is in the best interest of the Company or the other Members.

(e)           Limitation of Liability.  Except as otherwise prohibited by the Act, a Board Member shall not be liable, responsible or accountable for damages or otherwise to the Company for any action taken or failure to act on behalf of the Company within the scope of the authority conferred on the Board Members by this Agreement, by law or by the Members, unless such action or omission is performed or omitted fraudulently or constitutes willful misconduct or gross negligence.  In no event shall the Board Members be liable to the Company, the Members or any of their respective Affiliates or constituent owners for any consequential, indirect, incidental or special damages arising from their acts or omissions.

(f)           Reliance.  In performing their duties, the Board Members shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, of any attorney, independent accountant or other Person as to matters which the Board Members believe to be within such Person’s professional or expert competence unless the Board Members have actual knowledge concerning the matter in question that would cause such reliance to be unwarranted.

(g)           Devotion of Time.  The Board Members shall not be obligated to devote all of their time or business efforts to the affairs of the Company.

(h)           Actions Requiring Board Approval.  Without limiting the matters or actions that must be approved by the Board, the approval of the Board shall be required for any of the following actions:

(i)            other than the declaration and payment of the Preferred Return, the declaration or payment of any Distributions on any Membership Interests;

(ii)           the sale, exchange or other disposition of all, or substantially all, of the assets of the Company or any of its Subsidiaries occurring as part of a single transaction or plan, or in a series of transactions, except in the orderly liquidation and winding up of the business of the Company and its Subsidiaries upon its duly authorized dissolution;

(iii)          the merger of the Company or any of its Subsidiaries with another limited liability company or a corporation, general partnership, limited partnership or other Person;

(iv)          except to secure a Land Acquisition Loan, the encumbrance of any significant asset of the Company or any of its Subsidiaries, including without limitation, any real property owned by the Company or any of its Subsidiaries;

(v)          any issuance of Membership Interests or any increase or decrease in the number of authorized Membership Interests or any redemption or repurchase of Membership Interests;

(vi)         any change to the rights, preferences, and privileges of any class of Membership Interests or issuance of any Membership Interests;

(vii)        any increase or decrease in the size of the Board;

(viii)        the approval of the Budget and any changes in any line item of the Budget (except for changes that move line items between categories in the Budget as long as such change does not increase the Budget or alter the overall Budget); provided, however, that if the Board does not approve a Budget for a new Fiscal Year, the Budget for such year shall be the same as the then current Budget as adjusted to reflect increases for increased government assessments, cost increases under existing contracts and other increases consistent with the increase in consumer prices over the prior Fiscal Year which occurred for the area in which the Company operates as such increases in consumer prices are determined by a governmental agency or other Person approved by the Board;

(ix)          the admission of another Person as a Member of the Company;

(x)           any alteration of the primary purpose of the Company as set forth in Section 2.4;

(xi)          any decision to place the Company or any of its Subsidiaries into Bankruptcy; or

(xii)         any amendment to the Certificate of Formation or this Agreement.

5.2          Manager.

(a)           Management by Manager.  Subject to the other provisions of this Agreement, the day-to-day operations of the Company shall be managed by one (1) Manager within the parameters set forth in the Budget and by the Board.  The initial Manager is GCE, who hereby accepts such appointment.  The Manager may at any time be replaced by a unanimous vote of the Board Members.  Additionally, the Preferred Members may remove and replace the Manager in accordance with Section 5.2(e).  The Manager is hereby designated as a “manager” pursuant to Section 18-402 of the Delaware Act.  Notwithstanding the foregoing, the Manager shall owe the Company the duties of loyalty and due care of the type owed by the officers of a corporation to such corporation and its stockholders under the Laws of the State of Delaware.

(b)           Duties of the Manager.  The Manager shall undertake all actions approved by the Board and shall cause the Preferred Return to be paid annually to the Preferred Members to the extent that Distributable Cash exists and payment of the Preferred Return is not then prohibited under this Agreement or law or any third party agreement approved by the Board.

Except for situations in which this Agreement provides for the Manager to act in a certain manner or the approval of the Members or the Board is specifically required by the Act, the Certificate of Formation or this Agreement, the Manager shall have full, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters, to supervise, direct and control the actions of the officers, if any, of the Company and to perform any and all other actions customary or incident to the management of the Company’s business, property and affairs.  Subject to the foregoing, the Manager shall control and direct the administration of the business and affairs of the Company in accordance this Agreement and with sound business practice, taking such steps as are necessary or appropriate in its reasonable judgment to conserve and enhance the value and profitability of the Company’s business, property and affairs.  The Manager shall be serving in a fiduciary role for all of the Members and shall seek to obtain the best possible terms and conditions for the Project in connection with the sale of all off-take from the Project, including, without limitation, controlling and managing the monetization of all potential revenue sources from the Project or the Company’s operations, including but not limited to fruit, seeds, pre-processed crude Jatropha oil, biomass, and by-product, press cake and hulls revenue and carbon credits.

Without limiting any of the other duties of the Manager described in this Agreement, the duties of the Manager shall include, among other things, responsibility for identifying the land, aggregating, negotiating the purchase, managing the Project development process and the Company on a day-to-day basis, including, but not limited to the following:  (i) providing Jatropha seedlings/rootstock from existing GCE plantings, nurseries, or seed stocks; (ii) sourcing additional seeds from suppliers; (iii) overseeing any additional nursery construction and operations; (iv) managing land clearing, planting, harvesting and maintenance of the plantation (all or parts of which may be accomplished through GCE employees or through sub contractors subject to the payment restrictions set forth herein); (v) leasing or building storage facilities for seed and finished product; (vi) coordinating and managing all logistics relating to the Company’s operations; (vii) managing all sales efforts; (viii) negotiating all off-take agreements and (ix) preparing and submitting the Budget as described in Section 5.2(c).

(c)           Budget.  At least two (2) months prior to the commencement of each Fiscal Year (other than the Company’s initial Fiscal Year), the Manager shall prepare and deliver to each Board Member a proposed Budget for such Fiscal Year.  Such proposed Budget shall be in the form of Exhibit B, provided, however, that if the Preferred Members request that the proposed Budget be prepared in a different form, the Manager shall prepare the proposed Budget in such form.  If the Board does not approve a proposed Budget, the Manager shall promptly revise the proposed Budget to reflect comments received from Board Members and submit such revised Budget to the Board Members for approval.

(d)           Liability of Manager.  The Manager shall not be liable to the Company or to any Member for any losses or damages suffered by them, except as the result of the Manager’s fraud, deceit, gross negligence, reckless or intentional misconduct, embezzlement, breach of fiduciary duty, knowing violation of law or breach of this Agreement or any other obligations of the Manager hereunder (whether committed knowingly, negligently or otherwise) or as a result of an act from which the Manager derives an improper personal benefit.

(e)           Removal of Manager.  The Manager may be removed or replaced by holders of all of the Preferred Units at any time or from time to time, without liability to the Company or any of its Members, for fraud, deceit, gross negligence, reckless or intentional misconduct, embezzlement, breach of a fiduciary duty, a material violation of law or a breach of this Agreement, any act from which the Manager derives an improper personal benefit, a breach of the Manager’s obligations hereunder (which shall include, without limitation, taking any action not authorized under this Agreement), the Manager’s failure to operate the Company within the budgetary guidelines established by the Board and such failure has a material adverse effect on the Company, the inability of Richard Palmer or his assignee to render services on behalf of the Manager and the failure of GCE to obtain a replacement acceptable to the holders of the Preferred Units within thirty (30) days, or a dissolution, merger, liquidation or bankruptcy of the Manager.  If the Manager is so removed or replaced, the Preferred Members shall have the right under Section 5.3 to purchase the Common Units and all of the Membership Interest owned by the Manager or to require the Manager to purchase all of the Units and Membership Interests held by the Resnick Trust and the Zilkha Members.

5.3          Buy-Sell Rights Upon Removal of GCE as Manager.

(a)           Buy-Sell Right.  If GCE is removed as the Manager pursuant to Section 5.2(e), then the Preferred Members may, at any time within ninety (90) calendar days after such removal, elect to either purchase the Membership Interest of GCE or to sell the Membership Interests of the Resnick Trust and the Zilkha Members to GCE upon the terms and conditions set forth herein; provided that such election by the Preferred Members shall not give rise to any purchase right afforded to GCE pursuant to Section 7.  To exercise such right, the Preferred Members shall deliver written notice to GCE of their intention to exercise such right; provided, however, that the Preferred Members shall not be required to state in such notice whether they have elected to sell the Membership Interests of the Resnick Trust and the Zilkha Members to GCE or to purchase the Membership Interest of GCE.

(b)           Suspension of Exercise of Buy-Sell Right.  If GCE disputes the basis for its removal as the Manager pursuant to Section 5.2(e), GCE shall initiate an arbitration proceeding pursuant to Section 13.3 no later than 110 days following such removal.  The failure to so initiate such proceeding during such period, or the termination of such proceeding by GCE, shall constitute an irrevocable waiver and release by GCE of, and an absolute bar against the exercise by GCE of, any right, remedy, or claim regarding its removal as the Manager.  If an arbitration proceeding is so initiated within such period, then the exercise of the rights under this Section 5.3 shall be suspended until the earlier of the termination or dismissal of the proceeding or the rendering of a decision by the arbitrator.  If the arbitrator finds that the removal of the Manager was not in accordance with Section 5.2(e), then any exercise of the rights under Section 5.3 with respect to such removal shall be considered void and of no force or effect.

(c)           Determination of Fair Market Value of the Company.  If the Members are unable to agree upon a purchase price for the respective Membership Interests within thirty (30) calendar days following the delivery of the notice of exercise (or if an arbitration proceeding as to the removal is initiated by GCE pursuant to Section 5.3(b), within thirty (30) calendar days following the termination or dismissal of such proceeding or the rendering of a decision by the arbitrator), they shall within the next thirty (30) calendar days agree upon the selection of an appraiser to value the Fair Market Value of the Company as of the date of removal (or other repurchase event).  If no agreement can be reached as to the selection of an appraiser, the Preferred Members shall promptly choose one appraiser by notice to GCE and GCE shall promptly choose one appraiser by notice to the Preferred Members; provided, however, that all appraisers selected by the parties shall be reasonably experienced in valuing interests in businesses similar to the business then conducted by the Company.  Each appraiser shall, within twenty (20) calendar days after his or her appointment, prepare an appraisal of the Fair Market Value of the Company as of the date of removal (or other repurchase event).  In making the appraisal, the appraisers shall be obligated to take into account the value of comparable companies if known, and the present value of future cash flows to be derived from the existing assets of the Company and its Subsidiaries.  The arithmetic average of the two appraisals shall be the Fair Market Value of the Company.

If either GCE or the Preferred Members fail to appoint an appraiser within thirty (30) calendar days after the lapse of the initial thirty (30) calendar day period referred to above, then the appraiser appointed by the party which does appoint an appraiser shall alone determine the Fair Market Value of the Company as of the date of removal (or other repurchase event), and its appraisal shall govern.  Each party shall compensate the appraiser appointed by that party.

(d)           Applicable Purchase Price.  Within thirty (30) calendar days of such determination of the Fair Market Value of the Company, the Company’s accountants shall prepare a schedule setting forth the amounts that would be distributed to each of the Members on the assumption that the Company completes a sale of its assets for, and receives cash equal to, such Fair Market Value as of the date of the notice, pays all outstanding obligations and customary closing and transaction costs that would have been likely to have been incurred if the Company was sold for such Fair Market Value, dissolves and then distributes the remaining balance to the Members in accordance with the terms of this Agreement.  The amount that would be so distributed to each such Member shall be the purchase price (the “Applicable Purchase Price”) for such Member’s Membership Interest under this Section.

(e)           Election. Within ten (10) calendar days of the determination of such Applicable Purchase Price, the Preferred Members shall notify GCE in writing as to whether they elect to purchase GCE’s Membership Interest, or elect to require GCE to purchase the Membership Interests of the Resnick Trust and the Zilkha Members, for the Applicable Purchase Price; provided, however, that, notwithstanding anything to the contrary set forth in this Agreement: (i) the Applicable Purchase Price payable by any Member hereunder shall be reduced by an amount equal to all indebtedness then owed by the selling Member to that purchaser (without regard to whether or not such indebtedness is then due and payable in whole or in part); (ii) if GCE’s Membership Interest is being purchased as a result of a breach of this Agreement by GCE, the Applicable Purchase Price payable by any Preferred Member hereunder shall be reduced by an amount equal to the damages suffered by that purchaser as a result of the breach; (iii) if at least five (5) Business Days prior to the Closing, GCE initiates an arbitration proceeding pursuant to Section 13.3 with respect to the amount of damages, then instead of withholding the amount of the damages from the payment of the purchase price, the Preferred Members shall at the Closing deposit the amount of the reduction for damages in an escrow which shall provide for the release of the funds to the Preferred Members if the arbitration is dismissed or terminated or otherwise in accordance with the findings of the arbitrator, and for all interest and earnings on such funds to be paid to the Preferred Members, and (iv) if the Preferred Members elect to require GCE to purchase the Membership Interests of the Resnick Trust and the Zilkha Members, then GCE must also cause AGC to pay to the Resnick Trust and the Zilkha Trust at the Closing all principal, accrued interest and other amounts payable under the Land Acquisition Loans; provided, however, if within ten (10) Business Days of the delivery of the notice from the Preferred Members, GCE provides written notice to the Preferred Members that the board of directors of GCE has made a good faith determination that GCE is unable to pay, or finance the payment of, the Applicable Purchase Price and cause AGC to pay to the Resnick Trust and the Zilkha Trust at the Closing all principal, accrued interest and other amounts payable under the Land Acquisition Loans, then the Preferred Members may elect to (A) dissolve the Company, (B) instead purchase the Membership Interests of GCE for the Applicable Purchase Price, or (C) cancel the exercise of its buy-sell rights under this Section 5.3, and any election by the Preferred Members shall be without prejudice to any right or remedy of the Preferred Members with respect to GCE.

5.4          Transactions between the Company and the Manager or its Affiliates.  Subject to the terms and provisions of this Agreement, the Manager may provide, or cause the Company to engage one or more of its Affiliates to provide, any or all goods and/or services required by the Company or its Subsidiaries in the conduct of its business, provided that the Manager has first notified each of the Board Members in writing that the Manager or any of its Affiliates may be providing such goods and/or services to the Company or its Subsidiaries and the Board has approved the terms and conditions of any such engagement or the Budget expressly approved by the Board contains a line-item reflecting payments to the Manager or its Affiliates for such good or services.

5.5          Officers of the Company.

(a)           Appointment of Officers.  The Manager may, at its discretion, appoint officers of the Company at any time to conduct, or to assist the Manager in the conduct of, the day-to-day business and affairs of the Company.  The officers of the Company may include a Chairperson, a President or Chief Executive Officer, one or more Senior Vice Presidents, one or more Vice Presidents, a Secretary, one or more Assistant Secretaries, a Chief Financial Officer, a Treasurer, one or more Assistant Treasurers and a Comptroller.  The officers shall serve at the pleasure of the Manager, subject to all rights, if any, of an officer under any contract of employment; provided, however, that the Manager shall not enter into any employment agreement with an officer without the prior approval of the Board.  Any individual may hold any number of offices.  If a Manager is not an individual, that Manager’s officers may serve as officers of the Company if appointed by the Manager.  The officers shall exercise such powers and perform such duties as are typically exercised by similarly titled officers in a corporation and as shall be determined from time to time by the Manager, but subject in all instances to the supervision and control of the Manager.

(b)           Signing Authority of Officers.  The officers, if any, shall have such authority to sign checks, instruments and other documents on behalf of the Company as may be delegated to them by the Manager.

5.6          Limitations on Power of Manager and Officers.  Notwithstanding any other provision of this Agreement, however, neither the Manager nor any officer of the Company or any of its Subsidiaries shall have any power or authority to approve or cause the Company or any of its Subsidiaries to engage in any of the following, without first obtaining the unanimous vote or written consent of all Board Members:

(a)           entering into any contract with a supplier, customer, or partner that imposes material restrictions or limitations on the conduct of the Company or a Subsidiary such as, but not limited to, exclusivity provisions and non-compete provisions;

(b)           entering into any contract that may restrict the payment of the Preferred Return;

(c)           any borrowing of money (it being acknowledged that incurring customary trade payables in the ordinary course of business which when incurred are expected to be paid when due shall not be considered “the borrowing of money”), other than pursuant to Section 3.2, which, after giving effect to the borrowing, causes the Company or a Subsidiary to have more than $25,000 in principal amount of borrowings outstanding;

(d)           any loan by the Company or a Subsidiary to any Person, any guaranty by the Company or a Subsidiary of any other Person’s obligations or any investment by the Company or a Subsidiary in the business of any other Person;

(e)           any transaction between the Company or a Subsidiary and a Member or Manager or any Affiliate of a Member or Manager, or any transaction between the Company or a Subsidiary and any Person in which a Member or Manager or any Affiliate of a Member or Manager has a material financial interest;

(f)           any act which would make it impossible to carry on the ordinary business of the Company or a Subsidiary;

(g)           the formation by the Company or a Subsidiary of any Subsidiary;

(h)           the formation of any joint venture or any investment by the Company or a Subsidiary in another Person; or

(i)            any other act for which the approval of the Board is required under this Agreement.

5.7          Competing Activities.  No Manager, Board Member or Member shall be obligated to present any prospective project, business venture, investment opportunity or economic advantage to the Company or any other Members, even if the opportunity is one of the character that, if presented to the Company or the other Members, could be taken by the Company or the other Members, and each Member shall have the right to hold any such prospective project, business venture, investment opportunity or economic advantage for its own account or to recommend the same to Persons other than the Company or the other Members.  The Manager, Board Member, Members and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates may engage or invest in, independently or with others, any business activity of any type or description, including without limitation those that might be the same as or similar to the Company’s business and that might be in direct or indirect competition with the Company.  Neither the Company nor the other Members shall have the right in or to such other ventures or activities or to the income or proceeds derived therefrom.

5.8          Intellectual Property.

(a)           Company Intellectual Property.  The Company shall, directly or indirectly through Subsidiaries, own all of the rights and assets of the Project, including, but not limited to land, equipment, seed procurement contracts, Jatropha oil off-take contracts, biomass sales and/or carbon credit sales agreements, as well as all intellectual property, whether patentable or not, created, developed, discovered, invented or acquired by the Company or any of its Subsidiaries relating to the Project. Any intellectual property created, developed, discovered or invented by GCE or its Affiliates or employees in connection with the performance of duties by or on behalf of GCE under this Agreement shall be considered developed by the Company and shall belong to the Company.  GCE or its Affiliates or employees shall execute such intellectual property assignment documents as may be necessary from time to time to vest the Company with title to all such intellectual property rights.  Each Member shall have a non-transferable, non-exclusive, perpetual, non-sublicenseable (other than to the Member’s Affiliates) royalty-free license to use any intellectual property rights owned by the Company, which license shall survive the termination of a Member’s Membership Interest or a dissolution of the Company.

(b)           Member Intellectual Property. The Members acknowledge that, absent a separate written agreement between the Company and any of its Members, the Company shall have no rights to any intellectual property created, developed, discovered, invented or acquired by any of the Members or any intellectual property of another Person (other than the Company) which is used by such Member with the consent of such Person (any such intellectual property is referred to as “Member IP”) without regard to whether any Member IP may be similar to intellectual property developed by the Company or its Subsidiaries.  Member IP shall remain the property of the applicable Member and not the Company, notwithstanding that a Member may license or otherwise permit the Company to use Member IP.  Any Member IP provided by a Member to the Company for its use may be used by the Company on a royalty free basis.

5.9          Payments to the Manager and Others.  The Company is authorized to pay any Person remuneration or reimbursement for goods and services provided to the Company; provided, however, that the Manager and its Affiliates shall be entitled to receive only the following remuneration or reimbursement:

(a)           No Management Fee.  The Manager shall not be entitled to any management fee or other compensation for its services as the Manager.

(b)           Services Performed by Members or Affiliates.  The Company shall pay the Members and their Affiliates for services rendered or goods provided by them to the Company to the extent that those Members or Affiliates are not required to render such services or goods themselves without charge to the Company, and to the extent that the fees paid to those Members or Affiliates do not exceed the fees that would be payable to independent responsible third parties that are willing to perform those services or provide those goods; provided, however, that in the case of the Manager or its Affiliates, the payment of such fees also is authorized under Section 5.4.

(c)           Expenses.  Subject to Section 5.10, the Company shall reimburse the Manager, Members and their respective Affiliates for all reasonable out-of-pocket costs and expenses incurred by them in connection with the business and affairs of the Company, as well as organizational expenses incurred by them to form the Company and to prepare the Certificate of Formation; provided, however, that (i) such costs and expenses are consistent with the Budget approved by the Board, (ii) the Company shall pay, or reimburse the Resnick Trust and the Zilkha Trust for the payment of, any legal and accounting fees incurred by them in connection with the preparation and negotiation of this Agreement, but GCE shall be solely responsible for the payment of its legal and accounting fees, (iii) GCE shall be solely responsible for the payment of any broker’s, finders or comparable fees and costs relating to the formation, structuring and initial funding of the Company or the acquisition of any land by the Company or any Subsidiary, and (iv) unless expressly approved by the Board or in the Budget approved by the Board, the Manager and its Affiliates shall not be reimbursed by the Company for (A) any salaries, compensation or fringe benefits of directors, officers or employees of the Manager or their Affiliates or (B) any overhead expenses of the Manager or its Affiliates including, without limitation, rent and general office expenses.

5.10        GCE Obligations for Public Company Compliance.  GCE represents and warrants to the other Members that it is a publicly held company and that GCE presently intends to consolidate the financial results of the Company with its financial results and that of its Subsidiaries.  GCE acknowledges that (a) as a publicly held company, GCE may need the financial results of the Company to be audited and/or to institute accounting or operating procedures or controls to satisfy applicable laws, rules, regulations or listing requirements, and (b) if GCE were not a publicly held company, the Company would not incur costs with respect to an audit or such procedures or controls.  GCE agrees that GCE shall be solely responsible for, and shall pay directly, any audit costs, costs of establishing any such accounting procedures or controls and any other costs which the Company would not otherwise incur but for such laws, rules, regulations or listing requirements; provided, however, that to the extent that such costs are not capable of being paid directly by GCE, GCE shall promptly reimburse the Company for such costs.  By way of example only, if an employee of the Company spends 50% of his time with respect to monitoring or complying with such procedures or controls, the Company would pay the employee his or her customary compensation and GCE would reimburse the Company for 50% of the cost thereof (including all the cost of all related benefits and taxes).

ARTICLE VI

ALLOCATIONS OF NET PROFITS, NET LOSSES AND DISTRIBUTIONS

6.1           Minimum Gain Chargeback.  In the event that there is a net decrease in the Company Minimum Gain during any taxable year, the minimum gain chargeback described in Sections 1.704-2(f) and (g) of the Treasury Regulations shall apply.

6.2           Member Minimum Gain Chargeback.  If during any taxable year there is a net decrease in Member Minimum Gain, the partner minimum gain chargeback described in Section 1.704-2(i)(4) of the Treasury Regulations shall apply.

6.3           Qualified Income Offset.  Any Member who unexpectedly receives an adjustment, allocation or Distribution described in subparagraphs (4), (5) or (6) of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations, which adjustment, allocation or distribution creates or increases a deficit balance in that Member’s Capital Account, shall be allocated items of “book” income and gain in accordance with the provisions of the “qualified income offset” as described in Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations.

6.4           Nonrecourse Deductions.  Nonrecourse Deductions shall be allocated to the Members in proportion to their Percentage Interests.

6.5           Member Nonrecourse Deductions.  Member Nonrecourse Deductions shall be allocated to the Members as required in Section 1.704-2(i)(1) of the Treasury Regulations in accordance with the manner in which the Members bear the burden of an Economic Risk of Loss corresponding to the Member Nonrecourse Deductions.

6.6           Income from Exculpatory Liabilities.  Any allocations of items of “book” income or gain attributable to an Exculpatory Liability as contemplated by Part V.B of Treasury Decision 8385, 56 Federal Register 66978-66995 (December 27, 1991), shall be allocated to the Members who have received prior allocations of “book” deductions and losses allocable to the Exculpatory Liability, in accordance with the ratio of such prior allocations of “book” deductions and losses that have not been previously charged back by this Section 6.6.

6.7           Losses from Exculpatory Liabilities.  Any allocations of items of “book” loss or deduction attributable to an Exculpatory Liability as contemplated by Part V.B of Treasury Decision 8385, 56 Federal Register 66978-66995 (December 27, 1991), shall be allocated to the Members in accordance with their Percentage Interests.

6.8          Allocation of Net Profits.  The Net Profits for each fiscal period of the Company shall be allocated to the Members in accordance with the following order of priority:

(a)           first, to those Members with negative Adjusted Capital Accounts, among them in proportion to the ratio of the negative balances in their Adjusted Capital Accounts, until no Member has a negative Adjusted Capital Account;

(b)           second, to those Members whose Adjusted Capital Contributions are in excess of their Adjusted Capital Accounts, among them in accordance with the ratio of these excesses, until all of these excesses have been eliminated;

(c)           third, to those Members for whom the sum of their Adjusted Capital Contributions and their Unpaid Preferred Returns are in excess of their Adjusted Capital Accounts, among them in accordance with the ratio of these excesses, until all of these excesses have been eliminated; and

(d)           finally, to the Members in proportion to their Percentage Interests.

6.9          Allocation of Net Losses.  Net Losses for each fiscal period of the Company shall be allocated to the Members:

(a)           first, to those Members whose Adjusted Capital Accounts are in excess of the sum of their Adjusted Capital Contributions and their Unpaid Preferred Returns, among them in accordance with the ratio of these excesses, until all of these excesses have been eliminated.

(b)           second, to those Members whose Adjusted Capital Accounts are in excess of their Adjusted Capital Contributions, among them in accordance with the ratio of these excesses, until all of these excesses have been eliminated; and

(c)           third, to those Members whose Adjusted Capital Accounts are greater than zero, among them in accordance with the ratio of their positive Adjusted Capital Account balances, until no Member has a positive Adjusted Capital Account.

6.10        Distribution of Assets by the Company.  Subject to applicable law and any limitations contained elsewhere in this Agreement, the Board (and only the Board) may elect from time to time to cause the Company to distribute Distributable Cash to the Members, which Distributions shall be in the following order of priority:

(a)           first, to the Members with Unpaid Preferred Returns, in proportion to their Unpaid Preferred Return until each Member’s Unpaid Preferred Return has been reduced to zero;

(b)           second, to those Members with positive Adjusted Capital Contributions, in proportion to their positive Adjusted Capital Contributions, until each Member’s Adjusted Capital Contribution has been reduced to zero; and

(c)           third, to the Members in proportion to their Percentage Interests.

6.11        Allocation of Net Profits and Losses in Respect of a Transferred Interest.  If any Membership Interest is Transferred or is increased or decreased by reason of the admission of a new Member or otherwise during any Fiscal Year, the varying interests rule shall be applied to allocate each item of income, gain, loss, and deduction on a pro rata basis based on the percentage that the number of days before the increase and decrease (including the day of increase or decrease) constitutes as a percentage of the number of days during the year.

6.12        Tax Allocation Matters.

(a)           Contributed or Revalued Property.  Each Member’s allocable share of the taxable income or loss of the Company, depreciation, depletion, amortization and gain or loss with respect to any contributed property, or with respect to revalued property where the Company’s property is revalued pursuant to Paragraph (b)(2)(iv)(f) of Section 1.704-1 of the Treasury Regulations, shall be determined in accordance with the “traditional method” as set forth in Section 1.704-3(b) of the Treasury Regulations.

(b)           Recapture Items.  In the event that the Company has taxable income that is characterized as ordinary income under the recapture provisions of the Code, then Sections 1.1245-1(e) and 1.1250-1(f) of the Treasury Regulations shall apply, and in the event that the Company has taxable income that is characterized as “unrecaptured Section 1250 gain” under Section 1(h)(6) of the Code, then the principles of such Treasury Regulations shall apply.

6.13        Order of Application.  To the extent that any allocation, Distribution or adjustment specified in any of the preceding Sections of this ARTICLE VI affects the results of any other allocation, Distribution or adjustment required herein, the allocations, Distributions and adjustments specified in the following Sections shall be made in the priority listed:

(a)           Section 6.10.

(b)           Section 6.1.

(c)           Section 6.2.

(d)           Section 6.3.

(e)           Section 6.4.

(f)           Section 6.5.

(g)           Section 6.6.

(h)           Section 6.7.

(i)           Section 6.8.

(j)           Section 6.9.

(k)           Section 10.5.

These provisions shall be applied as if all Distributions and allocations were made at the end of the Company’s Fiscal Year.  Where any provision depends on the Capital Account of any Member, that Capital Account shall be determined after the operation of all preceding provisions for the Fiscal Year.

6.14        Allocation of Liabilities.  Each Member’s interest in “partnership” profits for purposes of determining that Member’s share of “excess nonrecourse liabilities” of the Company as used in Section 1.752-3(a)(3) of the Treasury Regulations, shall be equal to that Member’s Percentage Interest.

6.15        Form of Distribution.  Except as provided in Section 10.3, no Member, regardless of the nature of its Capital Contribution, has the right to demand and receive any Distribution from the Company in any form other than money unless it is approved by the Board. No Member may be compelled to accept from the Company a Distribution of any asset in kind in lieu of a proportionate Distribution of money being made to other Member(s), and except upon a dissolution and the winding up of the Company, no Member may be compelled to accept a Distribution of any asset in kind.

ARTICLE VII

TRANSFER OF INTERESTS

7.1          Transfer of Interests.  Except as permitted in Section 5.3 and this ARTICLE VII, no Member or holder of an Economic Interest shall be entitled to Transfer all or any part of its Membership Interest or Economic Interest except with the prior written consent of all Members, which consent may be given or withheld, conditioned or delayed (as allowed by this Agreement or the Act) as such Members may determine in their sole and absolute discretion.  Any attempted Transfer in violation of this Article VII shall be null and void ab initio, and the transferee shall not become a Member or holder of an Economic Interest.  If, for any reason, a court refuses to enforce the foregoing provision then, upon any such Transfer of a Membership Interest or part thereof in violation of this ARTICLE VII, the transferee shall only be entitled to become a holder of an Economic Interest to the extent of the Membership Interest attempted or purported to be Transferred to it in violation of this Agreement.  After the consummation of any permitted Transfer of all or any part of a Membership Interest, the Membership Interest so Transferred shall continue to be subject to the terms and provisions of this Agreement, and any further Transfers shall be required to comply with the terms and provisions of this Agreement.

7.2          Permitted Transfers.  Notwithstanding anything to the contrary contained herein and subject to compliance with Section 7.3 below, a Member may transfer all, but not part, of its Membership Interest or Economic Interest (a) upon the death of such Member or the trustee(s) of such Member, to the respective heirs, executors, administrators, testamentary trustees, legatees or beneficiaries of such Member or trustee(s) of such Member or to a trust created under such trustee(s) will, or (b) to one of its Affiliates or to a trust, foundation or another entity that is created pursuant to the estate planning of a Member or the trustee(s) of a Member.  In addition, the Zilkha Members and the Resnick Trust can Transfer its Membership Interest to the other at any time.

7.3          Admission of Transferee.  Notwithstanding anything in this Agreement to the contrary, no transferee of the whole or any part of a Membership Interest shall become a substituted Member in the place of its transferor unless all of the following conditions are satisfied:

(a)           The Transferring Member and the transferee execute and acknowledge such other instrument or instruments as the other Members may deem necessary or desirable to effectuate the admission, including the written acceptance and adoption by the transferee of all of the terms and conditions of this Agreement as the same may have been amended, and the spouse or registered domestic partner, if any, of the transferee executes and delivers to the Manager a Consent substantially in the form of Exhibit E; and

(b)           The transferee pays to the Company a transfer fee which is sufficient, in the reasonable discretion of the other Members, to cover all expenses incurred by the Company in connection with the Transfer and substitution.

7.4          Further Restrictions on Transfers.  In addition to any other restrictions found in this Agreement, no Member may Transfer its Membership Interest or any part thereof: (a) without compliance with the Securities Act of 1933, the California Corporate Securities Law of 1968 and any other applicable securities laws, or (b) if the Transfer could result in the termination of the Company for federal or state income tax purposes or the Company not being classified as a partnership for federal or state income tax purposes.  In addition, GCE cannot elect to purchase Membership Interests pursuant to Section 7.6(a) or 7.7 unless it is able to cause AGC to pay to the Resnick Trust and the Zilkha Trust at the Closing all principal, accrued interest and other amounts payable under the Land Acquisition Loans.

7.5          Member Transfer Rights.

(a)           Resnick Trust and Zilkha Members Transfer Rights.  Except as permitted by Section 7.2, if the Resnick Trust desires to Transfer all or any part of its Membership Interest, it must first offer such Membership Interests to the Zilkha Trust in accordance with the procedures set forth in Section 7.6(a).  If any Zilkha Member desires to transfer all or all or any part of its Membership Interest (the “Zilkha Transferor”), it must first offer such Membership Interest to the Resnick Trust in accordance with the procedures set forth in Section 7.6(a).  If the Resnick Trust or the Zilkha Trust, as applicable, does not exercise its right to purchase such offered Membership Interest, the Resnick Trust or the Zilkha Transferor, as applicable, must then offer such Membership Interest to GCE in accordance with the procedures set forth in Section 7.6(a).

(b)           GCE Transfer Rights.  Except as permitted by Section 7.2, GCE may not Transfer all or any part of its Membership Interest for the three year period following the date hereof.  After the third anniversary of the date hereof, if GCE desires to Transfer all or any part of its Membership Interest, GCE must first offer such Membership Interest to the other Members in accordance with the procedures set forth in Section 7.6(b).

7.6           Member Transfer Procedures.

(a)           Resnick Trust and Zilkha Members Transfer Procedures.  If the Resnick Trust or a Zilkha Transferor desires to Transfer all or any part of its Membership Interests (the “Transferring Member”) to a third party under Section 7.5(a) above, then the Transferring Member shall give written notice to the Zilkha Trust or the Resnick Trust, as applicable (the “Non-Transferring Member”), which notice shall (i) if the Transfer is pursuant to a Bona Fide Offer, set forth the terms of such Bona Fide Offer and the identity of the offeror(s) (the “ROFR Notice”) or (ii) if the Transfer is not pursuant to a Bona Fide Offer, set forth the offered Membership Interest and the cash price and other terms upon which it proposes to Transfer such offered Membership Interest (the “ROFO Notice”).  The Non-Transferring Member shall have ten (10) calendar days from the date of receipt of the ROFR Notice or ROFO Notice, as applicable, to notify the Transferring Member in writing whether the Non-Transferring Member agrees to purchase all of such offered Membership Interests upon the terms specified in the ROFR Notice or ROFO Notice, as applicable.  In the event that the Non-Transferring Member does not elect to purchase the offered Membership Interests, then the Transferring Member shall deliver the ROFR Notice or ROFO Notice, as applicable, to GCE and GCE shall have (10) calendar days following its receipt of such notice to elect to purchase all, but not part, of the offered Membership Interest upon the terms specified in the ROFR Notice or ROFO Notice, as applicable.  If GCE does not elect to purchase all of the offered Membership Interest, then the Transferring Member may, if otherwise permitted by this Agreement, sell all, but not part, of the offered Membership Interest to a third party upon the terms set forth in the ROFR Notice or ROFO Notice, as applicable, within ninety (90) calendar days after the date of the termination of GCE’s rights under this Section 7.6(a); provided, however, that the Transferring Member may not sell any of the offered Membership Interest to any third party or GCE on terms which are more favorable than those offered to the Non-Transferring Member under a ROFR Notice or ROFO Notice, as applicable, without again complying with the provisions of this Section 7.6(a).

(b)           GCE Transfer Procedures.  If GCE desires to Transfer all or any part of its Membership Interest to a third party under Section 7.5(b) above (i) pursuant to a Bona Fide Offer, GCE shall give written notice to the other Members (the “Resnick/Zilkha Members”), setting forth in full the terms of such Bona Fide Offer and the identity of the offeror(s) (“GCE ROFR Notice”) or (ii) not pursuant to a Bona Fide Offer, GCE shall give written notice to the Resnick/Zilkha Members, setting forth the offered Membership Interest and the cash price and other terms upon which GCE proposes to Transfer such offered Membership Interest (the “GCE ROFO Notice”).  The Resnick/Zilkha Members shall then have the right and option, for a period ending ten (10) calendar days following its receipt of the GCE ROFR Notice or GCE ROFO Notice, as applicable, to elect to purchase all, but not part, of the offered Membership Interest, pro rata in accordance with the ratio of their Percentage Interests, at the purchase price and upon the terms specified in the GCE ROFR Notice or GCE ROFO Notice, as applicable.  If all the Resnick/Zilkha Members do not elect to purchase the entire balance of the offered Membership Interest, then the Resnick/Zilkha Members electing to purchase shall have the right and option, for a period of ten (10) calendar days thereafter and pro rata in accordance with the ratio of their Units, to elect to purchase the balance of the offered Membership Interest available for purchase.  If the Resnick/Zilkha Members do not elect to purchase all of the offered Membership Interest, the Resnick/Zilkha Members shall not have a right to purchase the offered Membership Interest and GCE may, if otherwise permitted under this Agreement, Transfer all, but not part of, the offered Membership Interest to a third party upon the terms set forth in the GCE ROFR Notice or GCE ROFO Notice, as applicable, within ninety (90) calendar days after the date of the termination of the Resnick/Zilkha Members’ rights under this Section 7.6(b); provided, however, that GCE may not sell any of the offered Membership Interest to any third party on terms which are more favorable than those offered to the Resnick/Zilkha Members under the GCE ROFR Notice or GCE ROFO Notice, as applicable, without again complying with the provisions of this Section 7.6(b).

7.7          Reciprocal Right to Purchase Membership Interests.

(a)           Initiation of Purchase Offer.  At any time after the third anniversary of the date hereof, either all of the Zilkha Members and the Resnick Trust collectively or GCE (the “Offering Member(s)”) may notify the other (the “Other Member(s)”) by written notice (the “Notice”) that the Offering Member(s) elects to purchase all, but not less than all, of the Membership Interest owned by the Other Member(s) specifying in the Notice the purchase price at which the Offering Member(s) elects to purchase such Membership Interest for cash (the “Purchase Price”).

(b)           Option in Favor of Other Member(s).  Immediately upon its receipt of the Notice and for a period of thirty (30) calendar days thereafter, the Other Member(s) shall have an option to purchase all, but not less than all, of the Membership Interest owned by the Offering Member(s) at the Purchase Price.  If, within such thirty (30) calendar day period, the Other Member(s) notifies the Offering Member(s) in writing that it elects to exercise its option to purchase all of the Membership Interest owned by the Offering Member(s), as aforesaid, the Offering Member(s) shall be obligated to sell all of said Membership Interest to the Other Member(s), and the Other Member(s) shall be obligated to purchase all of said Membership Interest, at the Purchase Price.

(c)           Non-Exercise of Reciprocal Option.  If, within such thirty (30) calendar day period, the Other Member(s) does not notify the Offering Member(s) in writing that it elects to exercise its option to purchase all of the Membership Interest owned by the Offering Member(s), as aforesaid, the Offering Member(s) shall purchase all of the Membership Interest owned by the Other Member(s), and the Other Member(s) shall sell all of said Membership Interest to the Offering Member(s), for the Purchase Price.

(d)           No Challenge.  Each of the Members agrees to be bound by and to sell its Membership Interest in accordance with this Section 7.7 and specifically waives any rights to challenge or otherwise contest the sufficiency or adequacy of the consideration to be paid for such Membership Interest pursuant to this Section 7.7.

7.8          Consummation of Sale.  Unless the parties involved mutually agree otherwise, delivery to the selling Member and the purchasing Members of the Membership Interest to be sold to a Member under this ARTICLE VII or Section 5.3 and payment of the purchase price therefor shall take place at a closing (the “Closing”) to be held at the principal office of the Company at 10:00 a.m. within thirty (30) calendar days following the election to purchase or sell pursuant to Section 5.3, 7.6, or 7.7, or, if later, the determination of the applicable purchase price.  At the Closing, (a) the transferring Member shall deliver to the purchasing Members a bill of sale and assignment effecting the transfer of the Membership Interest to be sold, in form and substance satisfactory to the purchasing Members, and shall deliver, in addition, any other documents reasonably requested by the purchasing Members to effectuate the purposes of this Agreement, (b) the purchasing Members shall pay the purchase price in immediately available funds and, (c) if the transferring Members are the Resnick Trust or the Zilkha Members, AGC shall pay in full to the Resnick Trust and the Zilkha Trust all principal, accrued interest and other amounts payable under the Land Acquisition Loans.  Subject to the foregoing, title to the Membership Interest shall pass to the purchasing Members as of the date of the repurchase event free and clear of any liens or encumbrances.

7.9          Enforcement.  The Transfer restrictions contained in this Agreement are of the essence of the ownership of a Membership Interest or an Economic Interest.  Upon application to any court of competent jurisdiction, either the Company or any of its Members shall be entitled to a decree against any Person violating or about to violate such restrictions, requiring their specific performance, including those requiring a Member to sell all or part of its Membership Interest to the other Members, requiring a Member to purchase the Membership Interest of other Members or prohibiting a Transfer of all or part of a Membership Interest.  No election by a Member to purchase, or not to purchase, all or any part of an Membership Interest shall affect in any manner the rights or remedies of the Company or the Members, whether pursuant to this Agreement, at law or in equity, relating to a breach of this Agreement by the Transferring Member.

ARTICLE VIII

CONSEQUENCES OF MEMBERSHIP TERMINATION EVENTS

8.1          No Dissolution of Company.  The occurrence of a Membership Termination Event as to any Member other than the last and only remaining Member shall not dissolve the Company.  Upon the occurrence of a Membership Termination Event as to the last and only remaining Member or as otherwise provided by law, the Company shall dissolve unless the personal representative or other successor-in-interest of the last and only remaining Member consents in writing within ninety (90) days of that Membership Termination Event to the continuation of the Company and to the admission of such personal representative or other successor-in-interest, or its designee or nominee, as a Member.

8.2          Admission, Conversion or Purchase.  Upon the occurrence of a Membership Termination Event with respect to a Member under circumstances where the Company does not dissolve, the remaining Members shall determine which one of the following shall occur and give written notice thereof to the Member who suffered the Membership Termination Event (the “Former Member”):

(a)           the Former Member’s personal representative or other successor-in-interest shall be admitted as a Member of the Company in the place and stead of the Former Member to the extent of the Former Member’s Membership Interest (the “Former Member’s Interest”);

(b)           the Former Member’s Interest shall be converted to a bare Economic Interest, and the Former Member’s representative or other successor-in-interest shall become the owner of that Economic Interest; or

(c)           Subject to the rights set forth in Article VII, the remaining Members shall purchase the Former Member’s Interest for a purchase price determined in accordance with Section 5.3(d).

8.3          Closing of Purchase of Former Member’s Interest.  The closing of the sale of a Former Member’s Interest shall be held no later than thirty (30) days after the determination of the purchase price.  At such closing, the Former Member or the Former Member’s legal representative shall deliver to the purchasers a bill of sale and assignment effecting the transfer of the Membership Interest to be sold, in form and substance satisfactory to the purchasing Members, and shall deliver, in addition, any other documents reasonably requested by the purchasing Members to effectuate the purposes of this Agreement, and the purchasers shall execute and deliver to the Former Member or the Former Member’s legal representative, a promissory note in the amount of the purchase price secured by a pledge of the Membership Interest being purchased.  The promissory note shall provide for thirty-six (36) equal monthly payments of principal and interest, with interest computed on a 360 day year and at the then mid-term applicable federal rate provided in the Code for the month in which the Closing occurs, but the purchasers shall have the right to prepay in full or in part at any time without penalty.  The Former Member or the Former Member’s legal representative and the purchasers shall do all things and execute and deliver all papers necessary to consummate the transaction in accordance with the provisions of this Agreement.  Title to the Former Member’s Interest shall pass to the purchasers as of the date of the Membership Termination Event.

ARTICLE IX

ACCOUNTING, RECORDS, REPORTING BY MEMBERS

9.1          Books and Records.  The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with generally accepted accounting principles.  The books and records of the Company shall reflect all the Company transactions and shall be appropriate and adequate for the Company’s business.  Board Members, and, as long as a Member’s Percentage Interest is at least ten percent (10%), then such Member and its duly authorized representative, shall have complete access to all such books and records at any time.

9.2          Bank Accounts; Invested Funds.  All funds of the Company shall be deposited in such account or accounts of the Company as may be determined by the Board and withdrawals may be made upon checks signed by such persons and in such manner as the Board may determine.  Temporary surplus funds of the Company may be invested in commercial paper, time deposits, short-term government obligations or other investments determined by the Board.

9.3          Tax Matters for the Company Handled by Board and Tax Matters Partner.

(a)           Tax Elections.  The Board shall from time to time cause the Company to make such tax elections as it deems to be in the best interests of the Company and the Members.

(b)           Designation of Tax Matters Partner.  GCE shall be the Tax Matters Partner. If no person shall be serving as Tax Matters Partner, the Person meeting the requirements for a tax matters partner under Code Section 6231(a)(7) and designated by vote of Management Committee shall become the Tax Matters Partner. The Tax Matters Partner may resign upon thirty (30) days’ prior written notice to the other Members.

(c)           Powers. The Tax Matters Partner has all of the powers and authority of a tax matters partner under the Code. The Tax Matters Partner shall represent the Company in connection with all administrative and/or judicial proceedings instituted by the Internal Revenue Service or any taxing authority involving any tax return of the Company. This representation shall be at the Company’s expense. The Tax Matters Partner may expend the Company’s funds for professional services and costs associated with any administrative and/or judicial proceedings instituted by the Internal Revenue Service or any taxing authority involving any tax return of the Company. The Tax Matters Partner shall provide to the Members prompt notice of any communication to or from or agreements with a federal, state or local taxing authority regarding any tax return of the Company (including a summary of the communication).

9.4          Accounting Matters.  All decisions as to accounting matters shall be made by the Board; provided, however, that the Board may at any time request the Manager to provide its recommendation as to any accounting matter.  At any time or upon request of the Manager, the Board shall review and approve the accounting procedures that will be implemented by the Manager.

9.5          Confidentiality.  All books, records, financial statements, tax returns, budgets, business plans and projections of the Company, all other information concerning the business, affairs and properties of the Company and all of the terms and provisions of this Agreement shall be held in confidence by the Manager, Board Members and the Members and their respective Affiliates, subject to any obligation to comply with (a) any applicable law, (b) any rule or regulation of any legal authority or securities exchange or (c) any subpoena or other legal process to make information available to the Persons entitled thereto.  Such confidentiality shall be maintained to the same degree as each Manager. Board Member and Member maintains its own confidential information and shall be maintained until such time, if any, as any such confidential information either is, or becomes, published or a matter of public knowledge.

ARTICLE X

DISSOLUTION AND WINDING UP

10.1        Dissolution.  The Company shall be dissolved, its assets disposed of and its affairs wound up upon (and only upon) the first to occur of the following:

(a)           the expiration of the term of the Company specified in the Certificate of Formation or any other event of dissolution specified in the Certificate of Formation;

(b)           the unanimous vote of the Members;

(c)           the vote of the Preferred Members following their receipt of a written notice from GCE in accordance with Section 5.3(e) stating GCE’s desire to dissolve the Company;

(d)           the occurrence of a Membership Termination Event as to the last and only remaining Member if the Board and that Member’s personal representative or other successor-in-interest fail to consent to the continuation of the Company in accordance with Section 8.1 within ninety (90) days after the occurrence of that event;

(e)           the Company’s Bankruptcy;

(f)           the occurrence of an event which makes it unlawful for the business of the Company to be continued; or

(g)           as otherwise required by law.

10.2        Date of Dissolution.  Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until the assets of the Company have been liquidated and distributed as provided herein.  Notwithstanding the dissolution of the Company, prior to the termination of the Company the business of the Company and the rights and obligations of the Members, as such, shall continue to be governed by this Agreement.

10.3        Winding Up.  Upon the occurrence of any event specified in Section 10.1, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors.  The Board shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the liabilities and assets of the Company, shall cause its assets either to be sold or distributed, as they may determine, and shall cause the proceeds therefrom, to the extent sufficient, to be applied and distributed as provided in Section 10.5; provided, however, that at the request of the Resnick Trust or the Zilkha Members, any real property owned directly or indirectly by the Company shall be distributed in kind to such Members subject to Section 10.4; provided, however, that if such distribution in kind would result in the Resnick Trust or the Zilkha Members receiving greater distributions than they would otherwise be entitled to under Section 10.5, such Members shall refund such excess distributions in cash to the Company.  The Persons winding up the affairs of the Company shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company.

10.4        Distributions in Kind.  Any non-cash asset distributed to one or more Members shall first be valued at its Fair Market Value to determine the Net Profit or Net Loss that would have resulted if that asset had been sold for that value, the Net Profit or Net Loss shall then be allocated pursuant to ARTICLE VI, and the Members’ Capital Accounts shall be adjusted to reflect those allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in the distributed asset shall be the Fair Market Value of the interest (net of any liability secured by the asset that the Member assumes or takes subject to).  The Fair Market Value of that asset shall be determined by the Board.

10.5        Order of Payment of Proceeds Upon Dissolution.

(a)           Liquidating Distributions.  After determining that all known debts and liabilities of the Company, including, without limitation, the Land Acquisition Loans and other debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets shall promptly be distributed to the Members in accordance with their positive Capital Account balances, after taking into account income and loss allocations for the Company’s taxable year during which the liquidation occurs.

(b)           No Liability.  No Member shall have any liability to the Company, any Member or any creditor of the Company on account of any deficit balance in its Capital Account.

10.6        Limitations on Payments Made in Dissolution.  Except as otherwise specifically provided in this Agreement, each Member shall be entitled to look only to the assets of the Company for the return of that Member’s positive Capital Account balance and shall have no recourse for its Capital Contributions and/or share of Net Profits (upon dissolution or otherwise) against the Manager or any other Member.

10.7         Certificate of Cancellation.  Upon completion of the winding up of the Company’s affairs, the Board shall cause a Certificate of Cancellation to be filed with the Delaware Secretary of State.

10.8         Compensation for Services.  The Persons winding up the affairs of the Company shall be entitled to reasonable compensation from the Company for their services.

ARTICLE XI

INDEMNIFICATION

11.1         Indemnification.  The Company shall indemnify and hold harmless each of the Members and the Manager, and each of their respective officers, directors, shareholders, partners, members, trustees, beneficiaries, employees, agents, heirs, assigns, successors-in-interest and Affiliates, (collectively, “Indemnified Persons”) from and against any and all losses, damages, liabilities and expenses, (including costs and reasonable attorneys’ fees), judgments, fines, settlements and other amounts (collectively “Liabilities”) reasonably incurred by any such Indemnified Person in connection with the defense or disposition of any civil, administrative or investigative action, suit or other proceeding, whether and whether threatened, pending or completed (collectively a “Proceeding”), in which any such Indemnified Person may be involved or with which any such Indemnified Person may be threatened, with respect to or arising out of any act performed by the Indemnified Person or any omission or failure to act if the performance of the act or the omission or failure was done in good faith and within the scope of the authority conferred upon the Indemnified Person by this Agreement or by the Act, except for acts of fraud, deceit, reckless or intentional misconduct, gross negligence, embezzlement, breach of a fiduciary duty, knowing violations of law, acts which constituted breaches of this Agreement (whether committed knowingly, negligently or otherwise) or acts from which such Indemnified Person derived an improper personal benefit.  The Company’s indemnification obligations hereunder shall apply not only with respect to any Proceeding brought by the Company or a Member but also with respect to any Proceeding brought by a third party.  As a condition to the indemnification and other rights granted to an Indemnified Person pursuant to this Article, however, that Indemnified Person may not settle any action, suit or proceeding without the written consent of the Board.

11.2         Contract Right; Expenses.  The right to indemnification conferred in this ARTICLE XI shall be a contract right and shall include the right to require the Company to advance the expenses incurred by the Indemnified Person in defending any such Proceeding in advance of its final disposition; provided, however, that, if the Act so requires, the payment of such expenses in advance of the final disposition of a Proceeding shall be made only upon receipt by the Company of an undertaking, by or on behalf of the indemnified Person, to repay all amounts so advanced if it shall ultimately be determined that such Person is not entitled to be indemnified under this ARTICLE XI or otherwise.

11.3         Indemnification of Officers and Employees.  The Company may, to the extent authorized from time to time by the Board, grant rights to indemnification and to advancement of expenses to any officer, employee or agent of the Company to the fullest extent of the provisions of this ARTICLE XI with respect to the indemnification and advancement of expenses of Members and the Manager.

11.4         Insurance.  The Company may purchase and maintain insurance on behalf of any Person who is or was an agent of the Company against any liability asserted against that Person and incurred by that Person in any such capacity or arising out of that Person’s status as an agent, whether or not the Company would have the power to indemnify that Person against liability under the provisions of Section 11.1 or under applicable law.

ARTICLE XII

INVESTMENT REPRESENTATIONS

Each Member represents and warrants to the other Members and the Company as follows:

12.1         Preexisting Relationship or Experience.  (a) The Member has a preexisting personal or business relationship with the Company or its Manager, officers or control persons or (b) by reason of the Member’s business or financial experience, or by reason of the business or financial experience of the Member’s financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any Affiliate or selling agent of the Company, the Member is capable of evaluating the risks and merits of an investment in its Membership Interest and of protecting the Member’s own interests in connection with the investment.

12.2         Access to Information. The Member has had an opportunity to review all documents, records and books pertaining to this investment and has been given the opportunity to consult with counsel of his or her choice with respect to all aspects of this investment and the Company’s proposed business activities.  Such Member has personally met with the Manager and has been provided with such information as may have been requested and has at all times been given the opportunity to obtain additional information necessary to verify the accuracy of the information received and the opportunity to ask questions of and receive answers from the Manager concerning the terms and conditions of the investment and the nature and prospects of the Company’s business.

12.3         Economic Risk.  The Member is financially able to bear the economic risk of an investment in its Membership Interest, including the total loss thereof.

12.4         Investment Intent.  The Member is acquiring its Membership Interest for investment purposes and for the Member’s own account only and not with a view to, or for sale in connection with, any distribution of all or any part of its Membership Interest.  Except for the partners or members of the Member, no other Person will have any direct or indirect beneficial interest in, or right to, its Membership Interest.

12.5         Consultation with Attorney.  The Member has been advised to consult with its own attorney regarding all legal and tax matters concerning an investment in its Membership Interest and has done so to the extent it considers necessary.

12.6         Purpose of Entity.  If the Member is a corporation, partnership, limited liability company, trust or other entity, it was not organized for the specific purpose of acquiring its Membership Interest.

12.7         No Advertising.  The Member has not seen, received or been solicited by any leaflet, public promotional meeting, newspaper or magazine article or advertisement, radio or television advertisement or any other form of advertising or general solicitation with respect to the sale of its Membership Interest.

12.8         Membership Interest is Restricted Security.  The Member understands that its Membership Interest is a “restricted security” under the Securities Act of 1933 in that the Membership Interest will be acquired from the Company in a transaction not involving a public offering, that its Membership Interest may be resold without registration under the Securities Act of 1933 only in certain limited circumstances and that otherwise its Membership Interest must be held indefinitely.

12.9         No Registration of Membership Interest.  The Member acknowledges that its Membership Interest has not been registered under the Securities Act of 1933 or qualified under any state securities law in reliance, in part, upon its representations, warranties and agreements herein.

ARTICLE XIII

MISCELLANEOUS

13.1         Amendments.  No amendment to this Agreement may be made without the consent of all Members.  All amendments to this Agreement must be in writing.

13.2         Offset Privilege.  Any monetary obligation owing from the Company to any Member or Manager may be offset by the Company against any monetary obligation then owing from that Member or Manager to the Company.

13.3         Arbitration.
(a)           General.  In the event of any dispute, claim or controversy among the parties (other than a claim for equitable relief) arising out of or relating to this Agreement or the Certificate of Formation, whether in contract, tort, equity or otherwise, and whether relating to the meaning, interpretation, effect, validity, performance or enforcement of this Agreement or the Certificate of Formation, such dispute, claim or controversy shall be resolved by and through an arbitration proceeding to be conducted under the auspices and the commercial arbitration rules of the American Arbitration Association (or any like organization successor thereto) at Los Angeles, California.  The arbitrability of the dispute, claim or controversy shall likewise be determined in the arbitration.  The arbitration proceeding shall be conducted in as expedited a manner as is then permitted by the commercial arbitration rules (formal or informal) of the American Arbitration Association.  Both the foregoing agreement of the parties to arbitrate any and all such disputes, claims and controversies, and the results, determinations, findings, judgments and/or awards rendered through any such arbitration shall be final and binding on the parties and may be specifically enforced by legal proceedings in any court of competent jurisdiction.

(b)           Governing Law.  The arbitrator(s) shall follow any applicable federal law and Delaware state law (with respect to all matters of substantive law) in rendering an award.

(c)           Costs of Arbitration.  The cost of the arbitration proceeding and any proceeding in court to confirm or to vacate any arbitration award, as applicable (including, without limitation, each party’s attorneys’ fees and costs), shall be borne by the unsuccessful party or, at the discretion of the arbitrator(s), may be prorated between the parties in such proportion as the arbitrator(s) determines to be equitable and shall be awarded as part of the arbitrator’s award.

13.4        Remedies Cumulative.  Except as otherwise provided herein, the remedies under this Agreement are cumulative and shall not exclude any other remedies to which any Person may be lawfully entitled.

13.5        Notices.  Any notice to be given to the Company or any Member in connection with this Agreement must be in writing, signed by the sender, and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice by courier or other means of personal service, when received if sent by facsimile, portable document format or other form of electronic transmission (as defined in the Act) or three (3) days after deposit of the notice by first class mail, postage prepaid, or certified mail, return receipt requested.  Any such notice must be given to the Company at its principal place of business, and to any Member at the address specified in Exhibit A.  Any party may, at any time by giving five (5) days’ prior written notice to the other parties, designate any other address as the new address to which notice must be given.  In the case of notice by facsimile, portable document format or other form of electronic transmission, a copy thereof shall be personally delivered or sent by registered or certified mail, in the manner specified above, within three (3) Business Days thereafter.

13.6        Attorney’s Fees.  In the event that any dispute between the Company, the Manager and/or the Members should result in litigation or arbitration, the prevailing party in that dispute shall be entitled to recover from the other party all reasonable fees, costs and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys’ fees and expenses, subject, however to the provisions of Section 13.3(c).

13.7         Jurisdiction.  Each Member and the Manager consents to the exclusive jurisdiction of the state and federal courts sitting in Los Angeles, California in any action on a claim arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement, provided such claim is not required to be arbitrated pursuant to Section 13.3.  Each Member and the Manager further agrees that personal jurisdiction over it may be effected by service of process by registered or certified mail addressed as provided in Section 13.5 and that when so made shall be as if served upon it personally.

13.8         Complete Agreement.  This Agreement and the Certificate of Formation constitute the complete and exclusive statement of agreement among the Members with respect to their respective subject matters and supersede all prior written and oral agreements or statements by and among the Members.  No representation, statement, condition or warranty not contained in this Agreement or the Certificate of Formation shall be binding on the Members or have any force or effect whatsoever.  To the extent that any provision of the Certificate of Formation conflicts with any provision of this Agreement, the Certificate of Formation shall control.

13.9         Binding Effect.  Subject to the provisions of this Agreement relating to Transferability, this Agreement shall be binding upon and inure to the benefit of the Members and their respective successors and assigns.

13.10       Section Headings.  All Section headings are inserted only for convenience of reference and are not to be considered in the interpretation or construction of any provision of this Agreement.

13.11       Interpretation.  In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or that Member’s counsel.

13.12       Severability.  If any provision of this Agreement or the application of that provision to any person or circumstance shall be held invalid, the remainder of this Agreement or the application of that provision to persons or circumstances other than those to which it is held invalid shall not be affected.

13.13       Multiple Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, all of the Members and the Manager of GCE MEXICO I, LLC, a Delaware limited liability company, have executed this Agreement, effective as of the date first written above.

“Members”

GLOBAL CLEAN ENERGY HOLDINGS, INC.

By:
Richard Palmer, President and CEO

STEWART A. RESNICK, AS TRUSTEE OF THE STEWART AND LYNDA RESNICK REVOCABLE TRUST, DATED DECEMBER 27, 1988, AS AMENDED

LYNDA RAE RESNICK, AS TRUSTEE OF THE STEWART AND LYNDA RESNICK REVOCABLE TRUST, DATED DECEMBER 27, 1988, AS AMENDED

SELIM ZILKHA, AS TRUSTEE OF THE SELIM K. ZILKHA TRUST

MICHAEL ZILKHA, AS TRUSTEE OF THE DMZ 2000 TRUST

MICHAEL ZILKHA, AS TRUSTEE OF THE LLZ 2000 TRUST

NADIA Z. WELLISZ, AS TRUSTEE OF THE JW 2000 TRUST

NADIA Z. WELLISZ, AS TRUSTEE OF THE DW 2000 TRUST

“Manager”

GLOBAL CLEAN ENERGY HOLDINGS, INC.

By:
Richard Palmer, President and CEO

EXHIBIT A

CAPITAL CONTRIBUTIONS, ADDRESSES AND PERCENTAGE INTERESTS

OF MEMBERS AS OF

April 23, 2008
Preferred Members:

Preferred Member’s Name	Preferred Member’s Address	Preferred Member’s Capital Contribution Obligation	Preferred Units	Preferred Percentage
Stewart Resnick and Lynda Resnick as trustees of the Stewart and Lynda Resnick Revocable Trust dated December 27, 1988 as amended	11444 West Olympic Boulevard, 10th Floor Los Angeles, CA 90064	$1,116,312	500	50%
Selim Zilkha, as trustee of the Selim K. Zilkha Trust	750 Lausanne Road, Los Angeles, CA 90077	$1,116,312	500	50%

Common Members:

Common Member’s Name	Common Member’s Address	Common Member’s Capital Contribution Obligation	Common Units	Percentage Interest

Global Clean Energy Holdings, Inc. 11444 W. Olympic Blvd. 10th Floor Los Angeles, CA 90064	6033 W. Century Blvd. Suite 1090 Los Angeles, CA 90045	$0	500	50%

Stewart Resnick and Lynda Resnick as trustees of the Stewart and Lynda Resnick Revocable Trust dated December 27, 1988 as amended	11444 West Olympic Boulevard, 10th Floor Los Angeles, CA 90064	$0	250	25%

Michael Zilkha, as trustee of the LLZ 2000 Trust,	750 Lausanne Road, Los Angeles, CA 90077	$0	62.5	6.25%

Nadia Z. Wellisz, as trustee of the JW 2000 Trust	750 Lausanne Road, Los Angeles, CA 90077	$0	62.5	6.25%

Nadia Z. Wellisz, as trustee of the DW 2000 Trust	750 Lausanne Road, Los Angeles, CA 90077	$0	62.5	6.25%

Michael Zilkha, as trustee of the DMZ 2000 Trust	750 Lausanne Road, Los Angeles, CA 90077	$0	62.5	6.25%

Exhibit B

EXHIBIT B

BUDGET

Exhibit B

EXHIBIT C

FORM OF PROMISSORY NOTE

Exhibit B

EXHIBIT D

FORM OF MORTGAGE

Exhibit B

EXHIBIT E

FORM OF CONSENT

The undersigned acknowledges as follows:

a.           The undersigned has read the foregoing Limited Liability Company Agreement (the “Agreement”), understands the contents of the Agreement, and is aware that by the provisions of the Agreement, the undersigned’s spouse or registered domestic partner agrees to certain restrictions and requirements relating to the sale or other transfer of his/her Membership Interest in the Company, including the undersigned’s community property or other ownership interest therein (if any) and any interest of the undersigned pursuant to the non-marital laws of contract or palimony.  THE UNDERSIGNED HAS HAD THE RIGHT TO CONSULT WITH COUNSEL OF HIS OR HER CHOOSING IN CONNECTION WITH THIS CONSENT AND HE OR SHE HAS HAD AMPLE OPPORTUNITY TO DO SO.  IF THE UNDERSIGNED HAS NOT CONSULTED WITH COUNSEL IN CONNECTION HEREWITH, THE UNDERSIGNED HAS KNOWINGLY AND WILLINGLY ELECTED NOT TO DO SO.

b.           The undersigned (i) consents to any such restrictions and requirements, (ii) agrees to be bound by the Agreement and join therein to the extent (if any) that his or her agreement and/or joinder may be necessary, (iii) agrees that the undersigned’s spouse or registered domestic partner shall have the sole and exclusive management power with respect to the Membership Interest subject to the Agreement, (iii) agrees that the undersigned will not effect or attempt to effect any sale or other transfer of such Membership Interest, or of any interest therein, (iv) agrees that the undersigned will take no action at any time to hinder the operation of the Agreement on such Membership Interest, including the undersigned’s community property or other ownership interest therein (if any) and any interest of the undersigned pursuant to the non-marital laws of contract or palimony, and (v) agrees that the undersigned’s spouse or registered domestic partner may join in any future amendment or modification without any further signature, acknowledgement, agreement, or consent on the part of the undersigned.

c.           Should the spouse or the registered domestic partner of the undersigned die and bequeath to the undersigned any interest in the Membership Interest covered by the Agreement in such a manner that no probate is required with respect thereto, or should the applicable probate laws relating to the community property or other ownership interest (if any) of the undersigned or any interest of the undersigned pursuant to the non-marital laws of contract or palimony in such Membership Interest provide, upon the death of the undersigned’s spouse or registered domestic partner, as the case may be, that the undersigned is entitled to a portion of the Membership Interest without such portion being subject to probate, or should the undersigned acquire any interest in the Membership Interest during the undersigned’s spouse’s or registered domestic partner’s life by reason of any agreement, court order, judgment or decree, or for any other reason whatsoever, then the undersigned further agrees that the undersigned shall perform all of the obligations of the undersigned’s spouse or registered domestic partner, as the case may be, imposed thereunder.

Page(s)

d.           The undersigned shall perform any further acts and execute and deliver any further documents or procure any court orders which may be reasonably necessary to carry out the provisions of this Consent.

Name:	,
Spouse or Registered Domestic
Partner of

ii

Exhibit B

LIMITED LIABILITY COMPANY AGREEMENT

OF

GCE MEXICO I, LLC

A DELAWARE LIMITED LIABILITY COMPANY

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS.  SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED.  ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, THE TERMS AND CONDITIONS WHICH ARE SET FORTH IN THIS AGREEMENT.

JOAQUIN H. CACERES Y F.
Notary Public

NUMBER ONE HUNDRED THIRTY TWO THOUSAND TWO HUNDRED TWENTY SEVEN.
VOLUME THREE THOUSAND SIX HUNDRED.

IN MEXICO CITY on the twenty eighth day of March two thousand eight, The undersigned, Attorney **JOAQUIN HUMBERTO CACERES Y FERRAEZ,** Notary Public Number Twenty One for the Federal District, I record these **ARTICLES OF INCORPORATION,** formed by the corporations known as **"GCI-Mexico I", LLC** and "**GLOBAL CLEAN ENERGY HOLDINGS", INC.,** both represented herein by Attorney Miss LUZ MARIA TAMES PEÑA.

The appearing party exhibited to me for said purposes the permit issued by the Ministry of Foreign Affairs, which document is attached hereto, marked as Exhibit A, and inserted in the last Transitory Clause of this document. Pursuant to the permit referred to herein, the appearing party formalizing these Articles of Incorporation constitutes the bylaws for said corporation in accordance with Article Six of the General Corporations Act, and in accordance with the following:

C L A U S E S:

CHAPTER I

NAME, PURPOSE, LIFE, CORPORATE ADDRESS AND NATIONALITY OF THE CORPORATION.

ONE. NAME. The name of the corporation is "**ASIDEROS GLOBALES CORPORATIVO",** which shall always be followed by the words "**A LIMITED LIABILITY CORPORATION WITH VARYING AMOUNT OF CAPITAL",** or the abbreviation **"S.DE R.L. DE C.V."**

TWO. PURPOSE. The corporate purposes of the corporation will as follows:

- **a)** To promote, constitute, organize and participate in the capital of all kinds of mercantile or civil corporations, associations, or industrial, commercial, service or any other kind of companies, both domestic and foreign, as well as to participate in their administration and liquidation;
- **b)** To buy, sell, sow, harvest and produce, on its own or through others, vegetables that generate the production of bioethanol, fuels or other types of chemical components allowed by Law;

2

c) To produce, buy, sell, lease or acquire under any other form of title, all kinds of materials, equipment and machinery;

d) To import, export, market, buy, sell all kinds of merchandise, as well as to implement and develop new technologies;

e) To acquire, transfer and in general negotiate all classes of shares, shareholdings, participations or interests and any other security allowed by law, which are not subject to the restrictions noted in the Stock Exchange Act;

f) To issue, subscribe, accept, endorse and act as co-signer for credit documents or securities allowed by law, including entering into all types of credit transactions with said securities not subject to the restrictions noted in the Stock Exchange Act;

g) The corporation can grant guarantees and bind itself jointly with third parties, as well as constitute guarantees in favor of third parties;

h) To obtain or grant loans by any legal means, granting or receiving specific guarantees as well as issuing; obligations with or without a real guaranty, commercial documents, or any value as security; to grant bonds or guarantees of any kind, and to assume joint liability with regard to the obligations undertaken or securities issued or accepted by third parties;

i) To acquire, transfer, lease, transmit or dispose allowed by the law of real and personal properties, under any form of ownership, as well as real rights over same which are necessary or appropriate for its corporate purpose or for the operation of civil or mercantile corporations in which the Corporation has an interest or share;

j) To acquire, sell, register, obtain, arrange, lease, assign, renew, prove the use, license, sublicense, exploit or dispose of in any form allowed by law, rights over brand names, commercial names, patents, invention certificates, industrial drawings, inventions, technologies and processes, copyrights and similar documents;

k) To render, receive and contract all kinds of technical, consulting or advisory services,

As well as execute contracts and agreements for said purposes;

l) To associate with other individuals or legal entities to duly achieve its corporate purposes, as well as to act as agent, intermediary, factor or distributor or in any other role and to agree to act as representative in negotiations of all kinds;

m) To hire the necessary personnel to comply with the corporate purposes and to delegate compliance with mandates, commissions, services and activities appropriate for the corporate purpose, to one or more individuals.

n) To enter into all classes of contracts and agreements and to perform all kinds of acts and operations that may be necessary to comply with its corporate purposes.

THREE. LIFE. The corporation shall remain in effect for a period of NINETY NINE YEARS, beginning the date of execution of this document.

FOUR. CORPORTE ADDRESS. The corporate address shall be in the **CITY OF MERIDA, STATE OF YUCATAN.** However agencies or branches can be established and conventional domiciles agreed in any part of the country or abroad.

FIVE. NATIONALITY. The corporation is a Mexican entity. Any foreign national who acquires an interest or shareholding in the corporation at its formation or at any later time, formally declares to the Ministry of Foreign Affairs that he/she shall be considered as a Mexican national with regard to: 1) the shareholdings acquired in the corporation or which he may own; 2) The assets, rights, concessions, shareholdings or interests which he may own in said corporation; and 3) The rights and obligations arising from contracts in which the corporation may be a party before Mexican authorities. As such, said individual agrees that he shall not invoke the protection of his/her government, under penalty in case of violation of this agreement, of losing said interest or shareholding to the benefit of the Mexican Nation.

CHAPTER II

CORPORATE CAPITAL AND SHARES.

4

SIX. CORPORATE CAPITAL. Corporate capital can vary, with the minimum fixed capital with no right to withdrawal in the amount of $10,818.00 (TEN THOUSAND EIGHT HUNDRED EIGHTEEN MEXICAN PESOS). Said capital has been fully subscribed and paid in and divided into shares which may or may not be in different amounts, but which shall be at least $1.00 (ONE MEXICAN PESOS) each; any shares in larger amounts shall always be in multiples of One Peso.

The corporate shares shall be documented by non-negotiable securities.

SEVEN. The corporation shall keep a book of shareholders in which the name, nationality and legal address of each shareholder shall be recorded, together with the amount of their contributions and the full or partial amount of the shares transferred.

The assignment of rights of shares to third parties shall not have any legal effect until said transaction had been recorded in the book of shareholders. Shareholders can request certified proof of their shareholdings from the corporation. This proof shall always be issued in favor of the person whose name appears in the above mentioned book, understanding that in cases where a shareholder transfers all or part of his shares, then said operation shall be recorded at the same time with the recording of the shareholding recently acquired by the assignee.

EIGHT. The certificates granted as proof of shareholdings shall not be negotiable; shareholdings can only be assignable only in the following cases and subject to the following requirements:

I. All assignments total or partial of any shareholding, shall require the favorable agreement of shareholders representing at least fifty one per cent (51%) of corporate capital.

II. If the assignment intended is in favor of a person not part of the corporation, then the other shareholders shall have the right to first refusal and shall have a period of fifteen (15) days to exercise said right. Said period shall begin to run the date of the meeting of shareholders granting the authorization for said assignment.

5

If more than one shareholder wishes to exercise said right, then said shareholders shall exercise their right in proportion to their respective contributions.

III. The total or partial transfer of Shares shall be performed in accordance to what is provided by Article Three Hundred Eighty Nine of the Commercial Code.

IV. No assignment shall be recorded in the book of shareholders until the specific requirements in this clause have been complied with.

NINE. Corporate shares shall be divisible and assignable in parts; however no shareholder can hold a share with a value of less than $1.00 (ONE MEXICAN PESO).

When any shareholder makes a new contribution or acquires all or part of any shareholding, then his participation in the corporate capital shall be increased by the corresponding amount to cover the respective increase. This will be corroborated by means of certificates of the corresponding type that will cover the respective increase.

TEN. In no case shall the corporation have more than fifty shareholders.

ELEVEN. Corporate capital can be increased without limitation by later contributions from the shareholders, or by the admission of new shareholders.

Said capital can be decreased by payment of the corporate shareholdings, by reimbursement, or by full or partial withdrawal of the contributions, previously resolved by the Meeting of Shareholders in accordance with the corporate Bylaws, and if and when in full compliance with the provisions of the General Corporations Act.

It cannot be approved decreases in the corporate capital that would reduce the amount of capital to less than the initial minimum fixed amount of $10,818.00 (TEN THOUSAND EIGHT HUNDRED EIGHTEEN MEXICAN PESOS), or if the number of shareholders would be fewer than two; nor shall the number of shareholders be increased to exceed the maximum number of fifty shareholders indicated above.

All increases or decreases in corporate capital shall be recorded in the Book of Shareholders kept by the corporation for said purpose.

6

TWELVE. The Shareholders meeting resolving to increase or decrease the corporate capital shall set the bases, terms and conditions for said increase or decrease.

THIRTEEN. Shareholders shall have the right to first refusal to subscribe capital increases, in the same proportion as their respective corporate shareholdings.

No capital increase shall be declared before the previous increase has been fully paid.

FOURTEEN. In the event of the death of one of the shareholders or dissolution and liquidation if shareholder is a legal entity, then the remaining shareholder or shareholders shall have the right to resolve on the following matters, in a Shareholders Meeting:

- **a)** Dissolution or liquidation of the corporation;
- **b)** That the corporation continue with the heirs or successors of a deceased shareholder; or
- **c)** That the corporation continue, but after liquidating the shareholding corresponding to a deceased shareholder or a shareholder which has been extinguished.

CHAPTER III
RIGHTS AND OBLIGATIONS OF THE SHAREHOLDERS

FIFTEEN. The shareholders shall have the rights established herein and in the General Corporation Act, which include but are not limited to the following:

- a) The right to participate in the profits of the corporation.
- b) The right to simultaneously participate in the administration of the corporation, unless another form of administration is decided.
- c) The right to participate in the deliberations and decisions of the meetings with a right to one vote for each $1.00 (ONE MEXICAN PESO) of capital contributed.
- d) The right to transfer all or part of their shares, by ordinary assignment, and to register said assignment in the book of shareholders, under the conditions and requirements stated herein,

But in all cases observing the right of the other shareholders to first refusal on said shares.

e) The right to know and be informed of business operations.

In this regard they can examine the inventories, balance sheets and reports of the directors appointed or other officers, in the offices of the corporation, fifteen days prior to the date set for the Meeting of Shareholders.

SIXTEEN. Shareholders are only obligated to pay their contribution. In the event of a loss by the corporation, then the shareholders shall not be responsible for any amount in excess of their shareholding.

CHAPTER IV

ON THE ADMINISTRATION OF THE CORPORATION

SEVENTEEN. The corporation shall be administered by one or more directors. If there is more than one, then this shall be known as a Board of Directors, who can be shareholders or people from outside the corporation, appointed temporarily or for an indefinite period of time. In this last case, the Meeting of Shareholders shall have the right to revoke the appointment of the directors, at any time.

In the event there is a Board of Directors, then resolutions shall be adopted by majority vote.

The Board of Directors can meet as many times as may be necessary during the year, and shall be called to order with a majority of its members. In the case of a tie, the President shall have the deciding vote.

EIGHTEEN. The Director or Directors or the Board of Directors shall have the broadest powers recognized by Law and the General Administrators to direct the business of the corporation, to carry out each and all of the corporate purposes and to represent it before all kinds of judicial or administrative authorities, with the powers of a General Power of Attorney for litigation and collection, acts of administration and ownership with all general powers and the special powers referred to in Articles Two Thousand Five Hundred Fifty Four and Two Thousand Five Hundred Eighty Seven of the Federal Civil Code and the Civil Code for the Federal District, and the correlative provisions in

The States of Mexico; and grant, issue, subscribe, act as co-signer, endorse and negotiate all kinds of credit securities for any concept, in accordance with the terms and conditions of Article Nine of the General Credit Securities and Operations Act.

The director, directors or Board of Directors shall have the following powers, among others:

File and withdraw petitions for amparo (Constitutional defense Habeas Corpus), file criminal complaints or accusations, assist the Prosecuting Attorney, to file and answer all kinds of complaints and follow same with all motions and proceedings until final order enters, comply with the resolutions of authorities or to file the appropriate legal recourses against same, to grant pardons when permitted by Law, to withdraw, drop charges, negotiate, settle in arbitration, cross examinations, assign assets, to object an authority, receive payments and all others expressly determined by Law, appoint and remove the officers and employees of the corporation, whose respective powers and obligations shall be stated at the time they are appointed, delegate some or any of the powers to the person or people deemed appropriate and in general perform all acts, contracts and operations not reserved by Law or these Bylaws to the Meeting of Shareholders.

They are also authorized under the terms of Articles Eleven, Six Hundred Ninety Two, Fractions Two and Three and those relating to the Federal Labor Law, appear in the name and stead of the corporation at hearings mentioned in Articles Eight Hundred Seventy Six and Eight Hundred Seventy Eight of said Law, and in general in any phase of the proceedings before any of the mentioned authorities in Article Five Hundred Twenty Three of the legal code applicable, to perform the acts and processes necessary to resolve the matters corresponding to the corporation and to carry out any act arising from employer-employee relations, executing the relative documents, contracts or conventions.

9

The Director or Directors, or the Board of Directors, as applicable are further empowered to represent the corporation, to sign, process, manage and obtain import and export permits, certificates for tax returns, tax promotion certificates and certificates of origin, with different government offices such as the Department of the Economy, the Federal Treasury, the Secretary of the Treasury and Public Credit, as well as Chambers of Commerce and Industry and the General Customs Directorate; and they are further empowered to answer documents or make clarifications related to said proceedings.

The Director or Directors, or the Board of Directors, as applicable, are further authorized, as applicable, to appear before individuals and all kinds of companies or individuals, government or private, state-owned bodies, de-centralized bodies, offices and entities of the Executive Branch of the Federal, State, Municipal or Federal District governments with regard to all matters related to the execution of public tenders; to execute the bids, to execute letters of guarantee which are issued; to participate in meetings for opening bids and to sign the corresponding certificates; to execute the orders or contracts arising from said public tenders; to file all kinds of objections and contests, regardless of the period set for same, to execute all documents required in exercising this mandate, including but not limited to invoices, remission slips, price quotes and to perform any other act necessary or appropriate in order to effectively and fully comply with this power of attorney.

During their management, the Director or Directors, or the Board of Directors, are expressly authorized to grant general or special powers of attorney within their authorities powers, with or without powers to substitute and to revoke those which may have been granted or which may in the future be granted by this corporation.

The Meeting of Shareholders appointing the Director or Directors, or the Board of Directors, as the case may be, can amplify or restrict the powers listed above.

CHAPTER V

MEETING OF SHAREHOLDERS

NINETEEN. MEETING. The Meeting of Shareholders is the supreme authority of the corporation, and shall meet to discuss and resolve on the matters established in Clause Twenty.

Meetings of shareholders shall be held at the corporate address of the corporation at least once a year, during the first four months following the closing date of the fiscal year or at any time deemed necessary by the corporation.

Summons for the meetings shall be sent by the Manager or Directors of the Corporation or by the Auditing Comptroller, as applicable.

Summons for the meetings can be published in any newspaper with a great circulation in Mexico, or, as applicable, shall be sent to the shareholders by email with return receipt requested, in which case publication shall not be required. They can also be sent by certified mail return receipt requested to the shareholders at their domiciles, at least fifteen (15) days prior to the date scheduled for the meeting. Summons shall contain the agenda for the meeting.

When all shareholders representing corporate capital are present either personally or by representatives, notice shall not be required; notice shall further not be required when a meeting which has been suspended for any reason is scheduled to continue on a different day and time. Either of these two cases shall be stated in the corresponding minutes.

Shareholders can be represented in a meeting of shareholders through a power of attorney with a simple power of attorney executed before two witnesses.

In the event a quorum representing at least fifty per cent (50%) of corporate capital is not present on the first call, the meeting cannot be called to order and a second call shall be made with notice given at least three days in advance of the date

Scheduled for the Meeting on the Second Call, understanding that the meeting held on the second call for meeting shall be called to order with all the shareholders present, either personally or through a representative, regardless of the percentage of capital present at same.
The presence of the shareholders shall not be required to hold a meeting of shareholders, when the shareholders are informed of the resolutions or decisions, by certified letter with return receipt requested or messenger service, and they issue the corresponding vote in writing, sending same by certified mail with return receipt requested or by message service with return receipt requested, to the Secretary or Secretary Pro tem of the Board of Directors or to the Sole Administrator, as the case may be, so that they have proof of the corresponding resolutions and as applicable perform the act or create the corresponding document to be held in the Minute Book or, as applicable, recorded by Notary public. Resolutions can also be recorded in minutes prepared by the Secretary or the Secretary Pro tem or the Sole Administrator, as the case may be, at the request of any of the shareholders, and the shareholders shall confirm their acceptance of the resolutions by signing and returning said document to the Secretary or the Secretary Pro tem or the Sole Administrator, as the case may be, either by certified mail or by messenger service.

TWENTY. SCOPE OF THE POWERS OF THE CORPORATE MEETINGS. Corporate Meetings of shareholders shall resolve on the following matters:

I. Discuss, approve, modify or reject the general balance and profit and loss statement corresponding to the fiscal year closed and based on these take the measures that they may deem appropriate.
II. Proceed with the distribution of profits.
III. Name and remove the Directors, specifying their authorities
IV. As appropriate appoint the Supervising Committee .
V. Resolve on the division and amortization of shareholdings.

VI. As applicable request supplementary contributions and accessory benefits.

VII. Present the corresponding shares against the corporate bodies or shareholders, to demand that they pay for damages

VIII. Modify the articles of incorporation.

IX. Give their consent to assignments of shares and to the admission of new shareholders.

X. Resolve on capital increases and decreases.

XI. Resolve on dissolution of the corporation.

XII. All other corresponding pursuant to the Law and the Articles of Incorporation.

TWENTY THREE. QUORUM FOR VOTING AT THE MEETINGS. Meetings of shareholders shall be held to deal with all matters that affect the corporation. Any amendment to the articles of incorporation shall be resolved by the Meeting of Shareholders, on the first or later call, by the majority of shareholders representing at least seventy five per cent (75%) of corporate capital.

When the meeting resolves to amend the corporate purpose or the rules determining an increase in obligations of the shareholders, then the resolution shall be by the Meeting of Shareholders on the first or later call, by shareholders representing one hundred per cent (100%) of corporate capital.

In other cases Meetings shall be considered as legally called to order on the first call with the presence of shareholders representing at least fifty per cent (50%) of corporate capital, and resolutions shall be valid and binding when adopted by shareholders representing at least half of the corporate capital. In meetings called to order on the second call, resolutions adopted by a majority vote of the shareholders present shall be valid and binding, regardless of the proportion of capital present.

TWENTY TWO. VOTE. All shareholders shall have the right to intervene in resolutions of the meetings of shareholders, and shall have

13

One vote for each $1.00 (ONE MEXICAN PESO) contributed by them. There shall be no privileged shares.

TWENTY THREE. Minutes of meetings of shareholders shall be prepared in a special book, and include the date, time and place of the meeting, the names of those attending, resolutions adopted in same. Said minutes shall be signed by those who acted as President and Secretary of the meeting. The President shall designate one or several scrutineers from those in attendance, who shall certify if a quorum is necessary or not to hold the meeting.

CHAPTER VI

ON THE SUPERVISING OF THE CORPORATION

TWENTY FOUR. The meeting of shareholders can form an Oversight Committee if it deems this necessary. That Committee shall be formed of shareholders or people from outside the corporation, who shall remain in their position for the time determined by the meeting appointing them.

CHAPTER VII

GUARANTEES

TWENTY FIVE. If the Meeting of Shareholders considers it necessary, the Director or Directors, or the Board of Directors and the Oversight Committee shall guarantee their management with the amount determined by the same Meeting which approves their appointment, either by cash deposit or by means of a surety bond in the name of the corporation.

CHAPTER VIII

FISCAL YEARS, GENERAL BALANCE, PROFITS AND LOSSES

TWENTY SIX. Fiscal years shall begin the first day of January and end the last day of December each year. The first year shall begin on the date of execution of this document and conclude the thirty first day of December this year.

The general balance and administrative report regarding matters of the corporation shall be presented by the Director or the Directors no later than the last day of the month following the end of the immediately preceding fiscal year,

However shareholders can request that the books and records and special reports be provided to them for their consideration at any time that they consider it necessary.

TWENTY SEVEN. Profits and losses shall be distributed among the shareholders in the same proportion as their respective shareholdings. Net profits shown by the annual balance shall be reduced by the following amounts:

I. Five per cent shall be used to form a reserve fund until it is in an amount equal to twenty per cent of corporate capital; said fund shall be again be formed following the same procedure in the event it is decreased for any reason.

II. The amount corresponding to workers and employees of the company as profit sharing shall be separated from the remaining profits.

III. Meetings of shareholders shall decide on the form in which the remaining profits are disposed of, however always considering legal and tax law in effect.

TWENTY EIGHT. The founders of the corporation do not reserve any special share in the profits of the company, other than those corresponding to them by Law and these bylaws as shareholders.

CHAPTER IX

EARLY DISSOLUTION AND LIQUIDATION OF THE CORPORATION

TWENTY NINE. The corporation shall be dissolved in advance for any of the cases stated in Article Two Hundred Twenty Nine of the General Corporation Act, or by resolution adopted by the Meeting of Shareholders duly called to order in accordance with the provisions of these bylaws.

THIRTY. LIQUIDATOR. When the corporation has been dissolved, the meeting shall appoint one or more liquidators, who may or may not be shareholders, stating their powers and the remuneration that will correspond to them, the time set to carry out their task and establishing the general condition to which they are subject.

15

THIRTY ONE. LIQUIDATION. The Liquidator or Liquidators shall have the powers referred to in Article Two Hundred Forty Two of the General Corporation Act as well as those granted by the Meeting. They shall carry out the liquidation under the terms of Article Two Hundred Forty Six of the Law.

THIRTY TWO. Anything not provided for in these bylaws shall be governed by the General Corporation Act.

TRANSITORY

ONE. The amount of corporate capital referred to in Clause Six of the Bylaws has been fully subscribed and paid in as follows:

SHAREHOLDERS	SHARES	VALUE
GCE-Mexico I, LLC. Represented by Atty. Luz Maria Tames Peña. One Share. Ten Thousand Seventy Hundred Ten Mexican Pesos.	1	$10,710.00
GLOBAL CLEAN ENERGY HOLDINGS, INC., Represented by Atty. Luz Maria Tames Peña. One Share. One Hundred eight Mexican Pesos.	1	$ 108.00
TOTAL:	2	$ 10,818.00

TOTAL: TWO SHARES, WITH A VALUE OF TEN THOUSAND EIGHT HUNDRED EIGHTEEN MEXICAN PESOS.

TWO. The shareholders considering the meeting held to execute this document as the first meeting of shareholders, with all corporate capital present, unanimously RESOLVE:

a) That the corporation shall be governed by ONE DIRECTOR.

16

b) RICHARD PALMER is appointed as DIRECTOR of the corporation for an undefined period. During the time that he is Director he shall have all the powers granted by the General Corporation Act to those of his level, and especially those contained in Clause Eighteen of the Bylaws.

c) FERNANDO, GARCIA RUIZ, LUZ MARIA TAMES PEÑA and LAURA MELLO GONZALEZ are combined and severally granted a GENERAL POWER OF ATTORNEY FOR LITIGATION AND COLLECTION MATTERS AND ACTS OF ADMINISTRATION, with all general powers and the special powers that require a special clause pursuant to the Law, under the terms of the first two paragraphs of Article Two Thousand Five Hundred Fifty Four of the Federal Civil Code and the Civil Code for the Federal District, and the correlative codes of the States of Mexico. As such the powers shall include those referred to in Article Two Thousand Five Hundred eighty Seven of said Codes and said correlative codes so that all the acts necessary can be performed, so that the grantor corporation is inscribed with the National Registry of Foreign Investments. Said attorneys are further authorized to, acting in the name and stead of the corporation, execute and present all kinds of information, notices, inscriptions, declarations, as well as to file any administrative or fiscal proceeding with any authority or public or private companies, including but not limited to the Secretary of the Treasury and Public Credit, the Tax Administration Service, the Government for the Federal District, the Department of the Economy, the Mexican Social Security Institute, the Retirement Savings System of the National Workers Housing Fund Institute, Luz y Fuerza del Centro, the Federal Electrical Commission, Telefonos de Mexico, a Share Corporation with Varying Capital; and with any other Government Office which may be necessary, federal state or municipal. They are further authorized to receive all kids of tax codes, documentation or information related to the grantor corporation.

17

d) FERNANDO GARCIA RUIZ, LUZ MARIA TAMES PEÑA and LAURA MELLO GONZALEZ are granted, jointly or severally, a SPECIAL POWER OF ATTORNEY, as broad as may be necessary by law, so that they can perform all the acts, in the name and stead of the corporation, that may be necessary to acquire ownership of the real properties located in the City of Tizimin, State of Yucatan.

Said powers of attorneys, in exercising this power, are expressly authorized to agreed on the sale price, execute and receive all the documentation which may be necessary in order to acquire the real properties referred to.

The powers of attorney can exercise the powers granted herein, simply on written instructions received from Richard Palmer.

THREE. The officers appointed accepted their respective positions, and no guarantee was required to be deposited inasmuch as it had been resolved by the meeting.

FOUR. The permit issued by the Department of Foreign Affairs, textually states as follows:

"In the upper right margin: Seal which states: UNITED MEXICAN STATES. DEPARTMENT OF FOREIGN AFFAIRS. SRE. PERMIT 0905354. FILE. 20080904773. FOLIO: 080213091057. In response to the provisions of Articles 27, Fraction I of the Political Constitution of the United Mexican States, 28 Fraction V of the Organic Law for the Federal Public Administration, 15 of the Foreign Investment Act and 13, 14 and 18 of the Regulation of the Foreign Investment Act and the National Registry of Foreign Investment, and in accordance with the application presented by Mr. **VICTOR MANUEL ANZALDO RESENDIZ** based on the provisions of Articles 34 Fraction IV of the Internal Regulation of the Department of Foreign Affairs, currently in effect, and six of the AGREEMENT which amends the section

Which delegates powers to public services of the public servants indicated by the Department of Foreign Affairs, which were published in the Official Federal Gazette on 29 November 2006, the permit to constitute an S. de RL de CV under the following name:

ASIDEROS GLOBALES CORPORATIVO

This permit shall remain conditional on the inclusion of a clause in the bylaws of the corporation constituted, excluding foreign citizens or the convention provided in Fraction I of Article 27 of the Constitution, in accordance with the provisions established in Articles 15 of the Foreign Investment Act and 14 of the Regulation for the Foreign Investment Act and the National Registry of Foreign Investments. Note that this permit is granted without prejudice to the provisions of Article 91 of the Industrial Property Act.

This permit shall be null and void if the parties do not appear before a notary public to execute the corresponding articles of incorporation within ninety business days following granting of this permit, as established in article 17 of the Regulation of the Mexican Investment Act and the National Registry of Foreign Investment.

The interested party shall further notify the Ministry of Foreign Affairs of the use of the name authorized, within six months following issuance of same of the use of this permit, as established in article 18 of the Regulation of the Foreign Investment Act and the National Registry of Foreign Investment.

Mexico City, the Federal District. 13 February 2008. THE DIRECTOR. MARIA DE LOURDES OCHOA NEIRA. Illegible signature. Seal with the National Seal which says: UNITED MEXICAN STATES. DEPARTMENT OF FOREIGN AFFAIRS. 13 FEB. 2008. GENERAL DIRECTORATE OF LEGAL MATTERS".

LEGAL REPRESENTATIVE

Attorney LUZ MARIA TAMES PEÑA, whose legal standing as representative herein is accredited by document number

One Hundred Thirty Two Thousand Two Hundred Twenty Six, dated the twenty eighty of March two thousand eight, executed before the undersigned Notary Public. The following is copied from said document:

"... consign in this document the PROTOCOLIZATION of the following documents:

A) THE POWER GRANTED in the City of Los Angeles, California, United States of America, by the corporation known as "GLOBAL CLEAN ENERGY HOLDINGS", INC., represented by RICHARD PALMER, granted to FERNANDO GARCIA RUIZ, LUZ MARIA TAMES PEÑA, LAURA MELLO GONZALEZ and KARLA EDITH AGUILAR SANCHEZ, made at the request of LUZ MARIA TAMES PEÑA;

B) THE POWER GRANTED in the City of Los Angeles, California, United States of America, by the corporation known as "GCE-Mexico I", LLC., represented by RICHARD PALMER, granted to FERNANDO GARCIA RUIZ, LUZ MARIA TAMES PEÑA, LAURA MELLO GONZALEZ and KARLA EDITH AGUILAR SANCHEZ, made at the request of LUZ MARIA TAMES PEÑA, in accordance with the following history and clauses:

PAST H I S T O R Y

I. POWER GRANTED BY "GLOBAL CLEAN ENERGY HOLDINGS", INC. – The appearing party showed to me a document written in English and in Spanish, consisting of two legal size pages with text only on the front, containing the power of attorney granted in the City of Los Angeles, California, United States of America, on the sixth day of February two thousand eight, by the corporation known as "GLOBAL CLEAN ENERGY HOLDINGS", INC., represented by RICHARD PALMER, in favor of FERNANDO GARCIA RUIZ, LUZ MARIA TAMES PEÑA, LAURA MELLO GONZALEZ and KARLA EDITH AGUILAR SANCHEZ, which document was certified before Linda Kaufman, Notary Public for the State of California, United States of America and duly apostilled under the terms of the Hague Convention ... which I hereby protocolize by attaching it to the Appendix of this document. I transcribe the text of said document in Spanish, as follows:

20

"In the City of Los Angeles, State of California, on the 6th day of February 2008, Richard Palmer, President of "GLOBAL CLEAN ENERGY HOLDINGS", Inc. personally appeared before me, Attorney Linda Kaufman, Notary Public duly authorized to act in this city, with offices located at ...., and declared that he was born in the City of Elmira, New York, United States of America.

After reviewing the articles of incorporation of the corporation, its bylaws and the books of shareholders and minutes of the Board of Directors, Richard Palmer, who is identified above.

A general power of attorney is granted to Fernando Garcia Ruiz and/or Luz Maria Tames Peña and/or Laura Mello González and/or Karla Edith Aguilar Sánchez, to act jointly or separately in the name and stead of "GLOBAL CLEAN ENERGY HOLDINGS", Inc., who are granted a power through its representative, with the following powers:

A. For litigation and collection matters under the terms of Paragraph One of Article 2554 (Article Two Thousand Five Hundred Fifty Four) of the Civil Code for the Federal District, as well as the correlative articles of the Federal Civil Codes and for the other States of Mexico with all general powers and those special powers which require a power or special clause according to the law.

B. For acts of administration under the terms of Paragraph Two of Article 2554 (Article Two Thousand Five Hundred Fifty Four) of the Civil Code for the Federal District, the Federal Civil Codes and for the other States of Mexico. The powers of attorney are authorized to appear before a Mexican Notary Public chosen by them to constitute a new Mexican corporation with legal offices in Merida, Yucatan, under the name authorized by the Department of Foreign Affairs, for which GLOBAL CLEAN ENERGY HOLDINGS, INC. is the Founder and shareholder with a capital contribution of $108.00 (One Hundred Eight Mexican Pesos 0/100 MN), which shall be paid on the same day as this document is executed before the Notary Public selected

21

By the powers of attorney. Appoint the members of the Board of Directors, the Secretary, Secretary Pro tem, Statutory Auditor(s), and all members and officers who will direct the new Corporation, according to the instructions expressly given by the Grantor to any of the powers of attorney. Powers of attorney are also authorized to present, sign or pick up any kind of document that the Corporation may require from am Local or Federal Mexican Authority, as well as to request and obtain the permits required for the Corporation.

C. Powers of attorney are authorized to vote and take part, acting in the name and stead of the Grantor as shareholder, in any Meeting of Shareholders of said Mexican Corporation, and to vote on the resolutions required in same. This power shall be exercised according to the instructions expressly given by the Grantor to any of the proxy holders

II. POWER GRANTED BY GCE-MEXICO I, LLC. The appearing party herein produced a document written in English and Spanish, consisting of two legal size pages with text only on the front, containing the power executed in the City of Los Angeles, California, United States of America on the nineteenth day of March two thousand eight by the corporation known as "GCE-MEXICO I", LLC, represented by RICHARD PALMER, in favor of FERNANDO GARCIA RUIZ, LUZ MARIA TAMES PEÑA, LAURA MELLO GONZALEZ and KARLA EDITH AGUILAR SANCHEZ, which document was ratified before Angelina Wardlow, Notary Public for the State of California, United States of America and duly apostilled under the terms of the La Hague Convention ... which I hereby certify and register by attaching it to the Appendix of this document. I transcribe the text of said document in Spanish, as follows:

"In the City of Los Angeles, State of California, on the 19th day of March 2008, Richard Palmer, President of "GCE-Mexico I", LLC personally appeared before me, Attorney Angelina Wardlow, Notary Public duly authorized to act in this city, with offices located at ...., and declared that he was born in the

City of Elmira, New York, United States of America. ... After reviewing the articles of incorporation of the corporation, its bylaws and the books of shareholders and minutes of the Board of Directors, Richard Palmer, who is identified above.

A general power of attorney is granted to Fernando Garcia Ruiz and/or Luz Maria Tames Peña and/or Laura Mello González and/or Karla Edith Aguilar Sánchez, to act combined or separately in the name and stead of "GCE Mexico-I", LLC, who are granted a power through its representative, with the following powers:

A. For litigation and collection matters under the terms of Paragraph One of Article 2554 (Article Two Thousand Five Hundred Fifty Four) of the Civil Code for the Federal District, as well as the correlative articles of the Federal Civil Codes and for the other States of Mexico with all general powers and those special powers which require a power or special clause according to the law.

B. For acts of administration under the terms of Paragraph Two of Article 2554 (Article Two Thousand Five Hundred Fifty Four) of the Civil Code for the Federal District, the Federal Civil Codes and for the other States of Mexico. The powers of attorney are authorized to appear before a Mexican Notary Public chosen by them to constitute a new Mexican corporation with legal offices in Merida, Yucatan, under the name authorized by the Department of Foreign Affairs, for which GCE-Mexico I, LLC is the Founder and shareholder with a capital contribution of $10,710.00 (Ten Thousand Seven Hundred Ten Mexican Pesos 0/100 MN), which shall be paid on the same day as this document is executed before the Notary Public selected by the powers of attorney. Appoint the members of the Board of Directors, the Secretary, Secretary Pro tem, Statutory Auditor(s), and all members and officers who will direct the new Corporation, according to the instructions expressly given by the Grantor to any of the proxy holders.

23

Powers of attorney are also authorized to file, sign or receive any kind of document that the Corporation may require from any Local or Federal Mexican Authority, as well as to request and obtain the permits required for the Corporation.

C. Proxy holders are authorized to vote and take part, acting in the name and stead of the Grantor as shareholder, in any Meeting of Shareholders of said Mexican Corporation, and to vote on the resolutions required in same. This power shall be exercised according to the instructions expressly given by the Grantor to any of the proxy holders.

WHEREFORE, THE APPEARING PARTY EXECUTES THE FOLLOWING

C L A U S E S

ONE. The GENERAL POWER OF ATTORNEY described in Past History I of this document, executed in the City of Los Angeles, California, United States of America, by the corporation known as **"GLOBAL CLEAN ENERGY HOLDINGS", INC.,** to FERNANDO GARCIA RUIZ, LUZ MARIA TAMES PEÑA, LAURA MELLO GONZALEZ and KARLA EDITH AGUILAR SANCHEZ, is hereby protocolized under the terms of Articles One Hundred Thirty Nine and One Hundred Forty of the Notary Public Act for the Federal District.

TWO. . The GENERAL POWER OF ATTORNEY described in History II of this document, executed in the City of Los Angeles, California, United States of America, by the corporation known as **"GCE-Mexico I", LLC,** to FERNANDO GARCIA RUIZ, LUZ MARIA TAMES PEÑA, LAURA MELLO GONZALEZ and KARLA EDITH AGUILAR SANCHEZ, is hereby protocolized under the terms of Articles One Hundred Thirty Nine and One Hundred Forty of the Notary Public Act for the Federal District.

LUZ MARIA TAMES PEÑA declares under oath that her clients are legally capable; that the legal standing with which she appears herein as representative is current as of this date.

I, THE NOTARY PUBLIC HEREBY CERTIFY:

I. That I identified myself as the Notary Public to the appearing party.

II. That I had the documents described before me, and that everything related and inserted in same,

24

and I have registered them and I certify that this is a true and correct copy

III. The appearing party, whom I judge to have the legal capacity necessary to perform this act stated that he is Mexican, from Mexico City, the Federal District, where she was born on the fourth day of August nineteen sixty nine, single, an attorney at law, residing at Calle Fuente del Pescador Number One Hundred Thirty One, Colonia Lomas de Tecamachalco, in the Municipality of Huixquilucan, State of Mexico, zip code fifty two thousand seven hundred eighty, with Federal Taxpayer Number TAPL DASH SIX NINE ZERO EIGHT ZERO FOUR; and she identified herself with her Voters Registration Card with folio number ZERO ONE ZERO SIX THREE FIVE SIX NINE ZERO, issued by the Federal Electoral Institute.

IV. The appearing party declared that "ASIDEROS GLOBALES CORPORATIVO", A LIMITED LIABILITY CORPORATION WITH VARYING CAPITAL, will submit the items required by the Rule Two Pont Three Point Thirteen Point of the Tax Miscellany for the year two thousand seven.

V. I warned the appearing party that she must prove to me, within ten business days following the execution of this document, that "ASIDEROS GLOBALES CORPORATIVO", A LIMITED LIABILITY CORPORATION WITH VARYING CAPITAL has requested inscription in the National Foreign Investment Registry, and if she fails to do so I shall make the notification referred to in Article Thirty Four of the Foreign Investment Act.

VI. I warned the appearing party that in the event powers are granted, through this document, to a foreign citizen who is not authorized to exercise them in Mexico, then the corresponding migratory permit must be obtained from the Ministry of the Interior (Secretaria de Gobernacion)

VII. I informed the appearing party of the content of Article Twenty Seven of the Federal Tax Code and of the content of Article Ninety One of the Industrial Property Act.

VIII. Before reading this document, I informed the appearing party of her right to read it personally, and

25

Have its content explained, and she stated that she wished to have it read to her and the value, consequences and legal scope explained.

IX. This document having been read and the value, legal consequences and scope of its content explained, she stated her full understanding and agreement and signed as proof, this date.

LUZ MARIA TAMES PEÑA. – Signature. BEFORE ME. – (Signed). J. CACERES. – Notary Seal.

- : - IN MEXICO CITY, on the third day of April two thousand eight. I NOTARIZE this DOCUMENT. (Signed). J. CACERES. – Notary Public seal.

COMPLEMENTARY NOTES

NOTE ONE. MEXICO, on the third day of April two thousand eight. Today the notices referred to in paragraphs Seven and Eight of Article Twenty Seven of the Federal Tax Code were sent via the Internet service page of the Secretary of the Treasury and Public Credit of the Tax Administration Service, receipt of which were acknowledged by acknowledgement of receipt numbers 6286850 and 628688 and transaction Numbers 75449 and 748DB, which I attached to the appendix of this document. I SWEAR. (Signed). J. CACERES.

ARTICLE TWO THOUSAND FIVE HUNDRED FIFTY FOUR

FROM THE FEDERAL CIVIL CODE AND THE CIVIL CODE FOR THE FEDERAL DISTRICT

"All general powers of attorney for complaints and collections need only state that they are granted with all general and special powers requiring a special clause according to law, in order to be understood as granted with no limitation of any kind.

General powers of attorney to administer goods need only state that they are granted as such for the agent to have all kinds of administrative powers.

General powers of attorney for acts of domain need only state that that they are granted as such for the agent to have all the powers of the owner, both relating to the properties as well as any kind of acts to defend them.

When in the foregoing three cases the powers of the agent are to be limited, then the limitations will be specifically stated, or the powers will be special.

Notary Publics will insert this article in the powers of attorney granted."

IN COMPLIANCE with the provisions of Article One Hundred Forty Nine of the Notary Public ct, I issue this FIRST CERTIFIED COPY to "ASIDEROS GLOBALES CORPORATIVO", A LIMITED LIABILITY CORPORATION WITH VARYING CAPITAL, as its CONSTITUTION. Produced on thirteen used pages which were compared and corrected. I SWEAR. MEXICO, on the third day of April two thousand eight.

LEGALIZATION NUMBER 2534 **GOVERNMENT FEES PAID: $57.00**

Exercising the powers granted by Articles 35, Fraction XXI of the Organic Public Administration Act for the Federal District and 114, Fraction XVI of the Internal Regulation for the Public Administration of the Federal District, **NORMA LETICIA AGUIAR ESTRADA, CHIEF OF THE CONSULTING DEPARTMENT UNIT** of the General Directorate for Legal Affairs and Legislative Studies of the Legal Council and Legal Services for the Government of the Federal District, **LEGALIZES** the signature and the seal issued above by **JOAQUIN HUMBERTO CACERES Y FERRAEZ,** who was **NOTARY PUBLIC 21 FOR THE FEDERAL DISTRICT** on the date on which this document was issued.

Mexico City, the Federal District, 8 April 2008

(Seal)
Government of the
State of Yucatan

PUBLIC RECORDER OF DEEDS AND COMMERCE FOR THE
STATE OF YUCATAN

PROOF OF INSCRIPTION

THE ACT DESCRIBED IN THIS DOCUMENT WAS RECORDED IN THE

ELECTRONIC MERCANTILE FOLIO No. 46876-1

Internal Control	Priority Date
3	* 28 / APRIL / 2008

Recording History: .
FIRST RECORDING

Name:

ASIDEROS GLOBALES CORPORATIVO S. DE R.L. DE C.V.

Subject to: Folio	ID	Document	Description	Registry Date	Registry
46876	1	M4	*Articles of Incorporation*	06-05-2008	1

Inscription Authenticity Characters: daa63e0bd405264518c44cf2d2e96e15bleoe78e

Recording Duties

Date	28 APRIL 2008	
Amount	$475.00	Payment Receipt No.: 481469
Subsidy	$ .00	

PUBLIC RECORDER OF COMMERCE FOR
MERIDA, YUCATAN